Form 10KSB40, Exhibit 13
period 1997-06-30
CBES BANCORP INC
filed 1997-09-29
CIK 1017308

                                  EXHIBIT 13

                              CBES BANCORP, INC.
                              1997 ANNUAL REPORT

                               TABLE OF CONTENTS


                                                                                                             Page
                                                                                                             ----

President's Message.........................................................................................   1

General Information.........................................................................................   2

Selected Consolidated Financial and Other Data..............................................................   3

Management's Discussion and Analysis of Financial Condition
   and Results of Operations................................................................................   5

Independent Auditors' Report................................................................................  15

Consolidated Balance Sheets.................................................................................  16

Consolidated Statements of Earnings.........................................................................  17

Consolidated Statements of Stockholders' Equity.............................................................  18

Consolidated Statements of Cash Flows.......................................................................  19

Notes to Consolidated Financial Statements..................................................................  21

Stockholder Information.....................................................................................  39

Corporate Information.......................................................................................  40

                       [CBES Bancorp, Inc. Letterhead]


   September 26, 1997



   Dear Fellow Shareholder:


   The Board of Directors, Officers and Staff of CBES Bancorp, Inc. and its wholly-owned subsidiary, Community Bank of Excelsior Springs, a Savings Bank, are pleased to provide you with our first annual report.

   1997 was our first year as a stock company after serving area communities for more than sixty-five years as a mutual savings institution. Net earnings for the fiscal year were $885,000, up from $577,000 for fiscal year 1996. The increase was primarily due to an increase in net interest income of $1,122,000, offset by the special assessment in the amount of $441,000 to recapitalize the Savings Association Insurance Fund (SAIF). The one-time expense related to the special assessment should result in lower SAIF premiums in the future. Net earnings would have been $1,167,000 without the SAIF assessment.

   Loans receivable, net, increased to $91,000,000 at June 30, 1997, from $79,400,000 at June 30, 1996, an increase of $11,600,000, due to increases in one-to-four family portfolio loans of $4,600,000 and an increase in construction loans of $7,900,000. Assets increased $11,247,000 to $101,076,000 and stockholders equity increased $9,709,000.

   Our goals continue to be to enhance shareholder value while fulfilling our mission as a community-oriented financial institution committed to our customers and the communities we serve.

   Thank you for your confidence in our company, and we are looking forward to a prosperous future.

   Sincerely,


   /s/ Larry E. Hermreck
   -----------------------
   Larry E. Hermreck
   Chief Executive Officer

                               GENERAL INFORMATION
                               -------------------

CBES Bancorp, Inc. (the "Company") is a Delaware Corporation which is the holding company for Community Bank of Excelsior Springs, a Savings Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on September 27, 1996 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank, the Company's loan to the Company's Employee Stock Ownership Plan
(ESOP), the Company's loan to the Bank and the remaining net proceeds of the Conversion retained by the Company of approximately $616,522. The business of the Company initially consists of the business of the Bank.

The Bank was originally chartered as a Missouri savings and loan association in 1931 under the name Excelsior Springs Savings and Loan Association. In 1991, the Bank changed its name to its current form and in 1995 the Bank amended its charter to become a federal mutual savings bank. Its deposits are insured up to the maximum allowable amount by the SAIF of the Federal Deposit Insurance Corporation (FDIC). Through its main office in Excelsior Springs and its branch office in Kearney, Missouri, the Bank primarily serves communities located in Clay and Ray Counties and to a lesser extent in surrounding counties in the State of Missouri. At June 30, 1997, the Bank had total assets of $101.1 million, deposits of $70.7 million and total stockholders' equity of $17.8 million.

The Bank has been, and intends to continue to be, a community-oriented financial institution offering selected financial services to meet the needs of the communities it serves. The Bank attracts deposits from the general public and historically has used such deposits, together with other funds, primarily to originate one-to-four family residential mortgage loans, construction and land loans for single-family residential properties and consumer loans consisting primarily of loans secured by automobiles. While the Bank's primary business has been that of a traditional thrift institution, originating loans in its primary market area for retention in its portfolio, the Bank also has been an active participant in the secondary market, originating residential mortgage loans for sale.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                 ----------------------------------------------

Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and notes thereto presented elsewhere in this annual report.


                                                                 At or for the years ended June 30,
                                                  ----------------------------------------------------------------
                                                  1997           1996           1995           1994           1993
                                                  ----           ----           ----           ----           ----
                                                            (Dollars in thousands, except for share data)
Selected financial condition data:
     Total assets                              $ 101,076         89,830         93,100         68,543         66,158
     Loans receivable, net                        91,017         79,410         78,880         53,453         46,723
     Mortgage-backed securities                      154            400          3,870          4,834          6,406
     Investment securities                         1,096          2,074          3,041          3,032          4,631
     FHLB stock                                      811            811            795            521            521
     Other interest-bearing deposits               3,544          2,776          2,469          4,194          5,422
     Deposits                                     70,693         68,170         68,274         60,180         58,751
     FHLB advances                                10,750         12,000         15,877             -              -
     Total equity                                 17,774          8,066          7,481          6,981          6,309
                                                 =======        =======        =======        =======        =======

Selected operations data:
     Total interest income                         7,474          6,824          5,818          4,655          4,914
     Total interest expense                        3,534          4,006          3,146          2,093          2,472
                                                 -------        -------        -------        -------        -------
     Net interest income                           3,940          2,818          2,672          2,562          2,442

Provision for loan losses                             60            236            171             33             28
                                                 -------        -------        -------        -------        -------
               Net interest income after
                  provision for loan losses        3,880          2,582          2,501          2,529          2,414

Loan fees and service charges                        312            290            267            266            175
(Loss) gain on sale of loans, investments
     and mortgage-backed securities                  157            239          (272)              4            202
Other noninterest income                             127            127            102            103            112
                                                 -------        -------        -------        -------        -------
               Total noninterest income              596            656             97            373            489

Total noninterest expense                          3,106          2,338          2,133          1,849          1,729
                                                 -------        -------        -------        -------        -------
               Earnings before income
                  taxes                            1,370            900            465          1,053          1,174

Income tax expense                                   485            323            301            352            424
                                                 -------        -------        -------        -------        -------
               Net earnings                    $     885            577            164            701            750
                                                 =======        =======        =======        =======        =======

Pro forma earnings per common share            $    0.94            -              -              -              -
                                                 =======        =======        =======        =======        =======
Pro forma average common shares
     outstanding                                 945,907            -              -              -              -
                                                 =======        =======        =======        =======        =======

                                                                   At or for the years ended June 30,
                                                    ----------------------------------------------------------------
                                                    1997           1996           1995           1994           1993
                                                    ----           ----           ----           ----           ----
Selected financial ratios and other data:
     Performance ratios:
        Return on assets (ratio of net
           earnings to average total assets)        0.94%          0.65%          0.21%          1.04%          1.15%
        Return on equity (ratio of net
           earnings to average equity)              5.79           7.42           2.27          10.52          12.75
        Interest rate spread:
           Average during period                    3.66           2.90           3.11           3.60           3.52
           End of period                            3.17           4.12           2.19           3.42           3.66
           Net interest margin                      4.39           3.31           3.52           3.96           3.86
           Ratio of noninterest expense to
               average total assets                 3.30(1)        2.61           2.70           2.75           2.64
           Ratio of average interest earning
               assets to average interest-
               bearing liabilities                118.71         108.57         109.79         110.91         108.68

     Quality ratios:
        Nonperforming assets to total
           assets at end of period                  1.14           0.73           0.17           0.55           0.79
        Allowance for loan losses to
           nonperforming loans                     37.68          60.34         150.67          57.80          31.06
        Allowance for loan losses to
           loans receivable, net                    0.48           0.49           0.29           0.30           0.32

     Capital ratios:
        Equity to total assets at end
           of period                               17.59           8.99           8.04          10.18           9.54
        Average equity to average assets           16.24           8.69           9.13           9.92           8.98

     Number of full service offices                  2             2              2              1              1

(1) The ratio of noninterest expense to average total assets would have been 2.79% for the year ended June 30, 1997 if the $441,000 SAIF assessment had not been incurred.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                ------------------------------------------------

General
-------

The Company was formed in June 1996 by the Bank to become the holding company of the Bank. The acquisition of the Bank by the Company was consummated on September 27, 1996, in connection with the Bank's Conversion. All references to the Company, unless otherwise indicated, at or before September 27, 1996 refer to the Bank.

The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage and consumer loans and other investments, and the interest paid on interest-bearing liabilities, consisting of deposits and Federal Home Loan Bank of Des Moines (FHLB) advances. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on different bases, than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its noninterest income, including gain on the sales of loans, service charges, loan servicing income and other income. Noninterest expense consists principally of employee compensation and benefits, occupancy expense, data processing, federal insurance premiums, advertising, real estate owned operations and other operating expenses. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies and actions by regulatory authorities.

Financial Condition
-------------------

Total Assets. Total assets increased $11.2 million, or 12.5%, to $101.1 million at June 30, 1997 from $89.8 million at June 30, 1996. This was primarily due to the proceeds from the sale of the Company's common stock, which generated net proceeds of $8,917,000.

Loans Receivable, Net. Loans receivable, net, increased by $11.6 million, or 14.6%, to $91.0 million at June 30, 1997 from $79.4 million at June 30, 1996. The increase is primarily due to increases in one-to-four family portfolio loans of $4.3 million and an increase in construction loans of $7.9 million.

Mortgage-backed Securities. Mortgage-backed securities decreased by $246,000, or 61.4%, to $154,000 at June 30, 1997 from $400,000 at June 30, 1996. The decrease was due to prepayments on loans which secure the Bank's mortgage-backed securities.

Investment Securities. Investment securities decreased $1.0 million, or 47.2%, to $1.1 million at June 30, 1997 from $2.1 million at June 30, 1996. The decrease was due to the maturity of a $1.0 million government agency security.

Deposits. Deposits increased $2.5 million, or 3.7%, to $70.7 million at June 30, 1997 from $68.2 million at June 30, 1996. The increase in deposits is due to $4.2 million in new certificates of deposit, offset by $1.8 million of Bank's depositors' investment in common stock of the Company.

Federal Home Loan Bank Advances. FHLB advances decreased $1.3 million from $12.0 million at June 30, 1996 to $10.75 million at June 30, 1997. The decrease is primarily due to $4.0 million of the net proceeds from the sale of the Company's common stock used to pay down FHLB advances, offset by increased loan demand which required additional FHLB advances.

Equity. Total stockholders' equity increased by $9.7 million to $17.8 million at June 30, 1997 from $8.1 million at June 30, 1996, primarily due to the sale of 1,024,958 shares of common stock at an initial offering price of $10 per share less the establishment of the Company's $820,000 ESOP plan and offering-related costs of $513,000.

Net Interest Income Analysis
----------------------------

The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earnings assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented.

                                                                                             Year ended June 30,
                                                                        ------------------------------------------------------------
                                                                                    1997                              1996
                                                                        ----------------------------   -----------------------------
                                                   At June 30, 1997
                                                  -------------------    Average    Interest            Average    Interest
                                                  Outstanding  Yield/  outstanding   earned/  Yield/  outstanding   earned/  Yield/
                                                    balance     rate      balance     paid     rate     balance      paid     rate
                                                    -------     ----      -------     ----     ----     -------      ----     ----

Interest-earning assets:
     Loans receivable                              $ 91,017     8.37%    $ 84,115    7,297      8.68%  $ 78,047     6,515      8.35%
     Mortgage-backed securities                         154     7.48          307       18      5.86      2,003       135      6.74
     Investment securities                            1,096     4.92        1,402       61      4.35      2,245       101      4.50
     FHLB Stock                                         811     6.98          811       57      7.03        803        58      7.22
     Other interest-bearing deposits                  3,544     3.25        3,116       41      1.32      2,162        15      0.69
                                                     ------     ----       ------    -----      ----     ------     -----      ----
               Total interest-earnings assets(1)   $ 96,622     8.13%    $ 89,751    7,474      8.33%  $ 85,260     6,824      8.00%
                                                     ======     ====       ======    =====      ====     ======     =====      ====

Interest-bearing liabilities:
     Passbook accounts                             $  3,726     2.25%    $  4,065       91      2.24%  $  3,664        82      2.24%
     Demand and NOW deposits                         13,722     2.22       13,655      290      2.12     13,432       290      2.16
     Certificate accounts                            51,587     5.63       48,733    2,664      5.47     49,398     2,880      5.83
     FHLB advances                                   10,750     6.15        9,153      489      5.34     12,039       754      6.26
                                                     ------     ----       ------   ------      ----     ------     -----      ----
               Total interest-bearing liabilities  $ 79,785     4.96%    $ 75,606    3,534      4.67%  $ 78,533     4,006      5.10%
                                                     ======     ====       ======   ======      ====     ======     =====      ====

Net interest income                                                                $ 3,940                          2,818
                                                                                     =====                          =====
Net interest rate spread(2)                                     3.17%                           3.66%                          2.90%
                                                                ====                            ====                           ====
Net interest-earnings assets                       $ 16,837              $ 14,145                      $  6,727
                                                     ======                ======                        ======
Net interest margin(3)                                                                4.39%                          3.31%
                                                                                      ====                           ====
Average interest-earning assets to
         average interest-bearing liabilities                                       118.71%                        108.57%
                                                                                    ======                         ======
                                                       Year ended June 30,
                                                   ----------------------------
                                                               1995
                                                   ----------------------------
                                                    Average    Interest
                                                  outstanding   earned/  Yield/
                                                     balance     paid     rate
                                                     -------     ----     ----

Interest-earning assets:
     Loans receivable                              $ 66,107     5,275     7.98%
     Mortgage-backed securities                       4,307       304     7.06
     Investment securities                            3,033       173     5.70
     FHLB Stock                                         577        44     7.63
     Other interest-bearing deposits                  1,992        22     1.10
                                                     ------     -----     ----
               Total interest-earnings assets(1)   $ 76,016     5,818     7.65%
                                                     ======     =====     ====

Interest-bearing liabilities:
     Passbook accounts                             $  3,819        85     2.23%
     Demand and NOW deposits                         14,187       312     2.20
     Certificate accounts                            43,315     2,180     5.03
     FHLB advances                                    7,919       569     7.19
                                                     ------     -----     ----
               Total interest-bearing liabilities  $ 69,240     3,146     4.54%
                                                     ======     =====     ====

Net interest income                                             2,672
                                                                =====
Net interest rate spread(2)                                               3.11%
                                                                          ====
Net interest-earnings assets                       $  6,776
                                                     ======
Net interest margin(3)                                           3.52%
                                                                 ====
Average interest-earning assets to
         average interest-bearing liabilities                  109.79%
                                                               ======

(1) Calculated net of deferred loan fees and discounts, loans in process and loss reserves.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis
--------------------

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes due to changes in outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior interest rate) and (ii) changes in rates (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                                     Year ended June 30,
                                         -----------------------------------------------------------------------
                                                   1997 vs 1996                           1996 vs 1995
                                         --------------------------------       --------------------------------
                                         Increase (decrease)                    Increase (decrease)
                                               due to              Total              due to             Total
                                         -----------------       increase       ------------------      increase
                                         Volume       Rate      (decrease)      Volume       Rate      (decrease)
                                         ------       ----       --------       ------       ----       --------
                                                                    (Dollars in Thousands)
Interest-earnings assets:
     Loans receivable                   $  525         257          782          986          254         1,240
     Mortgage-backed securities           (101)        (16)        (117)        (156)         (13)         (169)
     Investment securities                 (37)         (3)         (40)         (40)         (32)          (72)
     FHLB stock                              1          (2)          (1)          13            1            14
     Other interest-earning assets           9          17           26           (1)          (6)           (7)
                                           ---         ---        -----          ---          ---         -----
           Total interest-earning
               assets                      397         253          650          802          204         1,006
                                           ---         ---        -----          ---          ---         -----

Interest-bearing liabilities:
     Savings deposits                        9           -            9           (3)           -            (3)
     Demand and NOW                          -           -            -          (16)          (6)          (22)
     Certificate accounts                  (39)       (177)        (216)         328          372           700
     Borrowings                           (164)       (101)        (265)         266          (81)          185
                                           ---         ---        -----          ---          ---         -----
           Total interest-bearing
               liabilities                (194)       (278)        (472)         575          285           860
                                           ---         ---        -----          ---          ---         -----
           Net interest income           $ 591         531        1,122          227          (81)          146
                                           ===         ===        =====          ===          ===         =====

Comparison of Operating Results for the Years Ended June 30, 1997 and June 30,
------------------------------------------------------------------------------
1996
----

Performance Summary. Net earnings for the year ended June 30, 1997 increased by $308,000, or 53.4%, to $885,000 from $577,000 for the year ended June 30, 1996.
The results were impacted by an increase of $1,122,000 in net interest income and a $176,000 decrease in provision for loan loss, offset by a $60,000 decrease in noninterest income, a $768,000 increase in noninterest expense and a $162,000 increase in income taxes.

For the years ended June 30, 1997 and 1996, the returns on average assets were
 .94% and .65%, respectively, while the returns on average equity were 5.79% and 7.42%, respectively.

A provision in the Omnibus Appropriation Bill passed by Congress and signed by President Clinton on September 30, 1996, included a special assessment to recapitalize the SAIF. The assessment of 65.7 cents per $100 of qualifying accounts as of March 31, 1995 created a pretax expense of $441,000 to the Bank. Without the SAIF assessment, net income would have been $1,166,800, return on average assets would have been 1.24%, return on average equity would have been 7.63% and earnings per share would have been $1.23 for the fiscal year ended June 30, 1997.

The recapitalization of SAIF is anticipated to reduce premiums for deposit insurance from 23 cents per $100 of deposits to 6.4 cents per $100 of deposits. The 6.4 cents is anticipated for the years 1997 through 1999, then decreasing further to 2.4 cents from year 2000 to 2017, assuming a merger of SAIF and the Bank Insurance Fund (BIF).

Net Interest Income. Net interest income increased from $2.8 million for the fiscal year ended June 30, 1996 to $3.9 million for the current fiscal year, an increase of $1.1 million. This reflects an increase of $0.7 million in interest income to $7.5 million from $6.8 million and a decrease in interest expense of $500,000 to $3.5 million from $4.0 million. The net increase was primarily due to an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 118.71% in 1997 from 108.57% in 1996.

For the year ended June 30, 1997, the average yield on interest-earning assets was 8.33% compared to 8.00% for 1996. The average cost of interest-bearing liabilities was 4.67% for the year ended June 30, 1997, a decrease from 5.10% for 1996. The average balance of interest-earning assets increased $4.5 million to $89.8 million for the year ended June 30, 1997, compared to $85.3 million for fiscal 1996. During the same period, the average balance of interest-bearing liabilities decreased by $2.9 million to $75.6 million for the year ended June 30, 1997 from $78.5 million in fiscal 1996.

The average interest rate spread was 3.66% for the year ended June 30, 1997, compared to 2.90% for fiscal 1996. The average net interest margin increased to 4.39% for the year ended June 30, 1997, compared to 3.31% for the year ended June 30, 1996.

Provision for Loan Losses. During the year ended June 30, 1997, the Company recorded a $60,000 provision for loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, construction loans and consumer loans and has experienced charge-offs of $60,000 and $236,000 in the past two years. The allowance for loan losses of $436,000 or .48% of loans receivable, net at June 30, 1997, compares to $388,000 or .49% of loans receivable, net at June 30, 1996. The allowance for loan losses as a percentage of nonperforming assets was 37.68% at June 30, 1997, compared to 60.34% at June 30, 1996, due to an increase in the Company's nonperforming assets during fiscal 1997. Nonperforming assets aggregated $1,157,000 at June 30, 1997; including nonaccruing one-to-four family residential loans of $573,000.

Management will continue to monitor its allowance for loan losses and make additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level considered to be adequate, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in the future.

Noninterest Income. For the year ended June 30, 1997, noninterest income decreased by $60,000, or 9.1%, compared to the year ended June 30, 1996, due primarily to a decrease in the net realized gain on sale of investment and mortgage-backed securities available-for-sale of $54,000 during the year ended June 30, 1996. There were no sales during the year ended June 30, 1997.

Noninterest Expense. Noninterest expense increased $768,000 to $3.1 million for the year ended June 30, 1997 from $2.3 million for the year ended June 30, 1996. Of this increase, $441,000 was attributable to the one-time special SAIF assessment, $240,000 was attributable to compensation, due to general wage increases and ESOP-related expense and $102,000 due to an increase in other noninterest expense, primarily due to expenses incurred as a publicly-owned stock institution.

Income Taxes. Income taxes increased $162,000 to $485,000 for the year ended June 30, 1997 from $323,000 for the year ended June 30, 1996. The increase is due to the increase in pretax income. The Company's effective tax rate was 35% for fiscal year 1997 and 36% for fiscal 1996.

Comparison of Operating Results for the Years Ended June 30, 1996 and June 30,
-----------------------------------------------------------------------------
1995
----

Performance Summary. Net earnings for the year June 30, 1996 increased by $413,000, or 251.8%, to $577,000 from $164,000 for the year ended June 30, 1995.
The increase was primarily due to the combined effects of a $146,000 increase in net interest income and a $559,000 increase in noninterest income which more than offset a $65,000 increase in the provision for loan losses, a $205,000 increase in noninterest expense and a $22,000 increase in income taxes for the 1996 period as compared to the 1995 period. For the years ended June 30, 1996 and 1995, the returns on average assets were 0.65% and 0.21%, respectively, while the returns on average equity were 7.42% and 2.27%, respectively.

Net Interest Income. For the year ended June 30, 1996, net interest income increased by $146,000, or 5.5%, to $2.8 million from $2.7 million for the year ended June 30, 1995. The increase reflected an increase of $1.0 million in interest income to $6.8 million from $5.8 million which is offset by an increase of $860,000 in interest expense to $4.0 million from $3.1 million. The Bank's average interest rate spread was 2.90% for the year ended June 30, 1996, compared to 3.11% for the earlier year period. The average net interest margin was 3.31% for the year ended June 30, 1996, compared to 3.52% for 1995.

Provision for Loan Losses. During the year ended June 30, 1996, the Bank charged $236,000 against earnings as a provision for loan losses compared to a provision of $171,000 for the year ended June 30, 1995. The charge resulted in an allowance for loan losses of $388,000, or 0.49% of loans receivable, net at June 30, 1996, compared to $226,000, or 0.29% of loans receivable, net at June 30, 1995. The increase in the provision for loan losses for the 1996 period resulted from a review of the loan portfolio, consideration of past loan loss experience, current economic conditions and other factors, including the increase in nonperforming loans at June 30, 1996 compared to June 30, 1995.

Noninterest Income. For the year ended June 30, 1996, noninterest income increased $559,000 to $656,000 from $97,000 for the year ended June 30, 1995. Included in noninterest income was the gain on the sale of loans originated for sale. During the year ended June 30, 1996, the Bank sold $16.1 million of such loans for a gain of $185,000. During the year ended June 30, 1995, the Bank sold $4.7 million of such loans for a gain on sale of loans of $42,000. During the year ended June 30, 1996, the Bank recognized a gain of $54,000 on the sale of mortgage-backed and investment securities. There were no sales of securities during the year ended June 30, 1995; however, management determined its investment in mutual funds had an other than temporary decline in value and wrote down its investment by $314,000 during the year ended June 30, 1995. Other noninterest income increased $25,000 for the year ended June 30, 1996, compared with the year ended June 30, 1995, primarily due to an increase of $17,000 in dividends on the Bank's investment in its former computer service bureau.

Noninterest Expense. Noninterest expense increased $206,000 to $2.3 million for the year ended June 30, 1996 from $2.1 million for the year ended June 30, 1995. Compensation expense increased $123,000 to $1.2 million for the year ended June 30,1996 from $1.1 million for the year ended June 30, 1995, due to an increase in employees to staff the new branch office in Kearney, Missouri and to increase the mortgage loan processing staff due to an increase in originations of loans held for sale. Other increases in noninterest expense principally related to the new branch location in Kearney, Missouri.

Income Taxes. Income taxes increased by $22,000 to $323,000 for the year ended June 30, 1996 from $301,000 for the year ended June 30, 1995. Exclusive of the mutual fund write down in 1995, the effective tax rates were 35.9% and 38.7% for the year ended June 30, 1996 and 1995, respectively.

Asset Liability Management
--------------------------

Savings institutions such as the Company are subject to interest rate risk to the extent their interest-bearing liabilities (consisting primarily of deposit accounts, FHLB advances and other borrowings) mature or reprice more rapidly, or on a different basis, than their interest-earning assets (consisting predominantly of intermediate and long-term real estate loans and investments held for investment and liquidity purposes). Having interest-bearing liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, although such an asset liability structure may result in declining net interest earnings during periods of rising interest rates. Conversely, having interest-earning assets that mature or reprice more frequently on average than liabilities may be beneficial in times of rising interest rates, although this asset liability structure may result in declining net interest earnings during periods of falling interest rates.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1997, which are expected to reprice or mature in each of the future time periods shown, assuming a 12% annual prepayment rate for fixed-rate real estate loans, a 10% annual prepayment rate for mortgage-backed securities, an 8% annual prepayment rate for adjustable-rate real estate loans and an 8% annual prepayment rate for consumer loans. Except for deposits, which are classified as repricing in the "within 1 year" category, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset liability.


                                                                       Maturing or Repricing
                                               ------------------------------------------------------------------------
                                               Within                                                Over
                                               1 Year     1-3 Years    3-5 Years    5-10 Years     10 Years       Total
                                               ------     ---------    ---------    ----------     --------       -----
                                                                      (Dollars in Thousands)
Interest-earnings assets:
     Loans receivable, net (1)            $   73,916        8,737        4,232        2,299         1,833       91,017
     Mortgage-backed securities                   62           32           25           35            -           154
     Investment securities                       998            6            6           18            68        1,096
     Investments in other financial
        institutions                           3,544           -            -            -             -         3,544
     FHLB stock                                  811           -            -            -             -           811
                                              ------       ------       ------       ------        ------       ------
           Total interest-earning
               assets (1)                     79,331        8,775        4,263        2,352         1,901       96,622
                                              ------       ------       ------       ------        ------       ------
Interest-earning liabilities:
     Savings deposits                          3,726           -            -            -             -         3,726
     Demand and NOW deposits                  13,722           -            -            -             -        13,722
     Certificate accounts                     31,813       14,789        2,954        2,031            -        51,587
     FHLB advances                             7,750        3,000           -            -             -        10,750
                                              ------       ------       ------       ------        ------       ------
           Total interest-bearing
               liabilities                    57,011       17,789        2,954        2,031            -        79,785
                                              ------       ------       ------       ------        ------       ------

Interest sensitivity gap                  $   22,320       (9,014)       1,309          321         1,901       16,837
                                              ======       ======       ======       ======        ======       ======

Cumulative interest sensitivity gap       $   22,320       13,306       14,615       14,936        16,837       16,837
                                              ======       ======       ======       ======        ======       ======

Ratio of interest-earning assets to
     interest-bearing liabilities             139.15%       49.33%      144.31%      115.81%           - %      121.10%
                                              ======       ======       ======       ======        ======       ======

Ratio of cumulative gap to total
     assets                                    22.08%       13.16%       14.46%       14.78%        16.66%       16.66%
                                              ======       ======       ======       ======        ======       ======

(1) Calculated net of deferred loans fees, loan discounts, loans in process and loan loss reserves.

Net Portfolio Value
-------------------

In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision (OTS) adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at June 30, 1997, as calculated by the OTS, based on information provided to the OTS by the Bank.

             INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)
             ------------------------------------------------------

                               Net Portfolio Value                                           NPV as % of PV Assets
      -----------------------------------------------------------------------            -----------------------------
        Change
       in rates             $ Amount             $ Change            % Change             NPV Ratio             Change
       --------             --------             --------            --------             ---------             ------
                                                (Dollars in Thousands)
        +400 bp              15,449               -1,773               -10%                15.42%               -96 bp
        +300 bp              16,286                 -936                -5%                16.00%               -38 bp
        +200 bp              16,964                 -258                -1%                16.44%                +5 bp
        +100 bp              17,312                  +91                +1%                16.59%               +20 bp
           0 bp              17,222                                                        16.39%
        -100 bp              16,675                 -547                -3%                15.82%               -57 bp
        -200 bp              15,889               -1,333                -8%                15.06%              -133 bp
        -300 bp              15,122               -2,100               -12%                14.31%              -208 bp
        -400 bp              14,505               -2,716               -16%                13.68%              -271 bp

Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in the analysis presented in prior tables setting forth the maturing and repricing of interest-earning assets and interest-bearing liabilities. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Occasionally, adjustable-rate mortgages have features which restrict changes in interest rates on a short-term basis and over the life of the asset. The proportion of adjustable-rate loans could be reduced in future periods if market interest rates would decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a sustained interest rate increase.

Liquidity and Capital Resources
-------------------------------

The Company's primary sources of funds are deposits, FHLB advances, repayments and prepayments of loans and mortgage-backed securities, the maturity of investment securities and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions and competition.

The primary investing activity of the Company is originating adjustable-rate mortgages, construction loans and consumer loans. For the fiscal years ended June 30, 1997 and 1996, the Bank originated loans for its portfolio in the amount of $58 million and $50 million, respectively.

The Bank is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits and specified U.
S. Government, State or Federal Agency obligations) of not less than 5.0% of its average daily balance of net withdrawable accounts plus short-term borrowings.

It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 6.37% and 7.50%, respectively, at June 30, 1997 and 1996.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At June 30, 1997 and 1996, cash and cash equivalents were $4.1 million and $3.5 million, respectively.

Liquidity management for the Company is both an ongoing and long-term component of the Company's asset liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB. Should the Company require funds beyond its ability to generate them internally, additional sources of funds are available through advances from the FHLB. The Company would pledge its FHLB stock or certain other assets as collateral for such advances.

At June 30, 1997, the Bank had outstanding loan commitments of $791,000 and undisbursed loans in process of $12.3 million.

Certificates of deposit which are scheduled to mature in one year or less at June 30, 1997 were $31.8 million. Management believes that a significant portion of such deposits will remain with the Bank.

At June 30, 1997, the Bank had tangible capital of $12.5 million, or 12.4% of total adjusted assets, which is approximately $11.0 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. The Bank had core capital of $12.5 million, or 12.4% of adjusted total assets, which is $9.5 million above the minimum leverage ratio requirement of 3.0% in effect on that date. The Bank had total risk-based capital of $12.7 million and total risk-weighted assets of $81.6 million, or total capital of 15.6% of risk-weighted assets. This was $6.2 million above the 8.0% requirement in effect on that date.

Recent Accounting Developments
------------------------------

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending June 30, 1998. Retroactive application will be required. If the provisions of SFAS No. 128 had been applied for the year ended June 30, 1997, basic earnings per share would have been $.94 and diluted earnings per share would have been $.94.

Impact of Inflation and Changing Prices
---------------------------------------

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of change in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services. In the current increasing interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


   The Board of Directors
   CBES Bancorp, Inc.:


   We have audited the accompanying consolidated balance sheets of CBES Bancorp, Inc. and subsidiary as of June_30, 1997 and 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBES Bancorp, Inc. and subsidiary as of June_30, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.


   /s/ KPMG Peat Marwick LLP


   September 12, 1997

                        CBES BANCORP, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets

                             June 30, 1997 and 1996


                                     Assets                                      1997            1996
                                     ------                                      ----            ----
Cash and cash equivalents                                                $       588,056         683,769
Interest-bearing deposits in other financial institutions                      3,544,294       2,775,590
Investment securities available-for-sale (note 3):
      U.S. government and agency obligations (amortized cost of
         $1,000,750 and $2,002,250 in 1997 and 1996, respectively)               996,320       1,974,500
Investment securities held-to-maturity                                           100,000         100,000
Mortgage-backed securities held-to-maturity (estimated fair value of
      $156,176 and $392,162 in 1997 and 1996, respectively) (note 4)             154,352         400,394
Loans held-for-sale, net                                                         696,617         366,000
Loans receivable, net (note 5)                                                90,320,430      79,043,759
Accrued interest receivable:
      Loans receivable                                                           688,408         597,484
      Investment securities                                                       20,028          25,178
      Mortgage-backed securities                                                   1,697           3,175
Real estate owned                                                                168,204            --
Stock in Federal Home Loan Bank (FHLB), at cost                                  810,700         810,700
Office property and equipment, net (note 6)                                    1,237,823       1,272,907
Deferred income tax benefit (note 9)                                               7,000          23,000
Cash surrender value of life insurance and other assets                        1,742,557       1,753,504
                                                                           -------------     -----------
                  Total assets                                           $   101,076,486      89,829,960
                                                                           =============     ===========

                            Liabilities and Stockholders' Equity
                            ------------------------------------

Liabilities:
      Deposits (note 7)                                                  $    70,692,900      68,169,560
      FHLB advances (note 8)                                                  10,750,000      12,000,000
      Accrued expenses and other liabilities                                     741,009         525,177
      Accrued interest payable on deposits                                        97,966         111,227
      Advance payments by borrowers for property taxes and insurance             725,518         691,797
      Current income taxes payable                                               294,604         266,309
                                                                           -------------     -----------
                  Total liabilities                                           83,301,997      81,764,070

Stockholders' equity:
      Common stock, $.01 par; 3,500,000 authorized;
         1,024,958 shares issued                                                  10,250            --
      Additional paid-in capital                                               9,728,357            --
      Retained earnings, substantially restricted (notes 10, 11 and 13)        8,777,980       8,082,540
      Unearned employee benefits (note 10)                                      (739,440)           --
      Unrealized losses on available-for-sale securities, net of tax              (2,658)        (16,650)
                                                                             -----------     -----------
                  Total stockholders' equity                                  17,774,489       8,065,890

Commitments (note 5)
                                                                           -------------     -----------
                  Total liabilities and stockholders' equity             $   101,076,486      89,829,960
                                                                           =============     ===========

See accompanying notes to consolidated financial statements.

                        CBES BANCORP, INC AND SUBSIDIARY

                       Consolidated Statements of Earnings

                         Three years ended June 30, 1997




                                                                                     1997            1996            1995
                                                                                     ----            ----            ----
Interest income:
      Loans receivable                                                       $    7,296,558       6,515,006        5,274,865
      Mortgage-backed securities                                                     18,133         135,461          304,343
      Investment securities                                                          61,247         100,448          173,022
      Other                                                                          98,075          72,957           65,633
                                                                                 ----------      -----------      -----------
                  Total interest income                                           7,474,013       6,823,872        5,817,863
                                                                                 ----------      -----------      -----------

Interest expense:
      Deposits (note 7)                                                           3,045,250       3,251,677        2,577,149
      FHLB advances                                                                 488,766         753,745          568,783
                                                                                 ----------      -----------      -----------
                  Total interest expense                                          3,534,016       4,005,422        3,145,932
                                                                                 ----------      -----------      -----------

                  Net interest income                                             3,939,997       2,818,450        2,671,931

Provision for loan losses (note 5)                                                   59,693         235,828          171,277
                                                                                 ----------      -----------      -----------
                  Net interest income after provision for loan losses             3,880,304       2,582,622        2,500,654
                                                                                 ----------      -----------      -----------

Noninterest income:
      Gain on sales of loans, net                                                   156,708         184,899           42,106
      Customer service charges                                                      214,863         197,577          193,017
      Loan servicing fees                                                            97,623          92,247           73,774
      Net realized gain on sale of investment and mortgage-backed
         securities available-for-sale                                                -              54,205            -
      Writedown of investment in mutual fund (note 3)                                 -               -             (314,148)
      Other                                                                         127,051         127,161          101,940
                                                                                 ----------      -----------      -----------
                  Total noninterest income                                          596,245         656,089           96,689
                                                                                 ----------      -----------      -----------

Noninterest expense:
      Compensation, payroll taxes and fringe benefits (note 10)                   1,443,398       1,203,276        1,080,572
      Office property and equipment                                                 297,454         274,213          245,411
      Data processing                                                               165,612         171,257          162,722
      Federal insurance premiums (note 7)                                           532,794         157,259          139,020
      Advertising                                                                    73,036          60,253           55,875
      Real estate owned and repossessed assets                                       34,542          14,351           23,243
      Other                                                                         559,666         457,902          425,704
                                                                                 ----------      -----------      -----------
                  Total noninterest expense                                       3,106,502       2,338,511        2,132,547
                                                                                 ----------      -----------      -----------

                  Earnings before income taxes                                    1,370,047         900,200          464,796

Income taxes (note 9)                                                               485,487         323,376          301,238
                                                                                 ----------      -----------      -----------
                  Net earnings                                               $      884,560         576,824          163,558
                                                                                 ==========      ===========      ===========

Pro forma net earnings per share (note 2)                                    $         0.94           -                -
                                                                                 ==========      ===========      ===========

Pro forma average common shares outstanding                                         945,907           -                -
                                                                                 ==========      ===========      ===========

See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY

                Consolidated Statements of Stockholders' Equity

                        Three years ended June 30, 1997


                                                                                                     Net gain
                                                           Additional                   Unearned     (loss) on
                                               Common       paid-in       Retained      employee    available-for-
                                               stock        capital       earnings      benefits   sale securities       Total
                                               -----        -------       --------      --------   ---------------       -----
Balance at June 30, 1994                          -             -        7,342,158          -          (361,222)        6,980,936

Net earnings                                      -             -          163,558          -              -              163,558

Writedown of investment in mutual fund            -             -             -             -           314,148           314,148

Change in gain (loss) on
      available-for-sale securities               -             -             -             -            22,216            22,216
                                                ------      ---------    ---------      --------         ------        ----------

Balance at June 30, 1995                          -             -        7,505,716          -           (24,858)        7,480,858

Net earnings                                      -             -          576,824          -              -              576,824

Change in gain (loss) on
      available-for-sale securities               -             -             -             -             8,208             8,208
                                                ------      ---------    ---------      --------         ------        ----------

Balance at June 30, 1996                          -             -        8,082,540          -           (16,650)        8,065,890

Sale of common stock, net
      of offering costs                         10,250      9,685,124         -             -              -            9,695,374

Unearned ESOP shares                              -             -             -         (819,960)          -             (819,960)

Net earnings                                      -             -          884,560          -              -              884,560

Dividend declared ($.20 per share)                -             -         (189,120)         -              -             (189,120)

Allocation of ESOP shares                         -            43,233         -           80,520           -              123,753

Change in gain (loss) on
      available-for-sale securities               -             -             -              -           13,992            13,992
                                                ------      ---------    ---------      --------         ------        ----------
Balance at June 30, 1997                        10,250      9,728,357    8,777,980      (739,440)        (2,658)       17,774,489
                                                ======      =========    =========      ========         ======        ==========

See accompanying notes to consolidated financial statements.

                        CBES BANCORP, INC AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                         Three years ended June 30, 1997

                                                                                          1997             1996            1995
                                                                                      -----------       -----------     ----------
Cash flows from operating activities:
      Net earnings                                                                    $    884,560        576,824        163,558
      Adjustments to reconcile net earnings to net cash provided by operating activities:
             Provision for loan losses                                                      59,693        235,828        171,277
             Depreciation                                                                  147,587        132,335        118,250
             Allocation of ESOP shares                                                     123,753           --             --
             Net realized gain on sale of securities available-for-sale                       --          (54,205)          --
             Writedown of investment in mutual fund                                           --             --          314,148
             Loss (gain) on disposition of real estate owned, net                           14,930           --           (5,822)
             Proceeds from sale of loans held for sale                                  11,444,211     16,276,153      4,763,106
             Origination of loans held for sale                                        (11,618,120)   (14,938,346)    (6,134,640)
             Gain on sale of loans, net                                                   (156,708)      (184,899)       (42,106)
             Premium amortization and accretion of discounts and
                deferred loan fees                                                        (330,292)      (282,871)      (301,901)
             Provision for deferred income taxes                                             6,672        (55,472)        21,464
             FHLB stock dividends                                                             --          (16,000)          --
             Changes in assets and liabilities:
                Accrued interest receivable                                                (84,296)       (53,786)      (183,758)
                Other assets                                                                10,947       (172,428)       (28,821)
                Accrued expenses and other liabilities                                     121,272         47,989        180,940
                Accrued interest payable on deposits                                       (13,261)         6,458         42,933
                Current income taxes payable                                                28,295        271,869        (56,737)
                                                                                       -----------     ----------     ----------
                  Net cash provided by (used in) operating activities                      639,243      1,789,449       (978,109)
                                                                                       -----------     ----------     ----------
Cash flows from investing activities:
      Net increase in loans receivable                                                 (11,194,574)    (1,632,432)   (23,956,731)
      Purchase of investment securities held-to-maturity                                      --         (100,000)          --
      Purchase of FHLB stock                                                                  --             --         (273,500)
      Maturity of investment securities available-for-sale                               1,000,000           --             --
      Sales of investment securities available-for-sale                                       --        4,046,846           --
      Mortgage-backed securities principal repayments                                      243,910        553,490        964,384
      Change in FHLB time deposits                                                            --             --        1,600,000
      Purchase of office property and equipment                                           (112,503)      (116,890)      (213,041)
      Proceeds from sale of real estate owned                                                9,000           --           29,772
      Purchase of life insurance policies                                                     --             --       (1,420,000)
                                                                                       -----------     ----------     ----------
                  Net cash provided by (used in) investing activities                 $(10,054,167)     2,751,014    (23,269,116)
                                                                                       -----------     ----------     ----------
                                                                                                                     (Continued)

                        CBES BANCORP, INC AND SUBSIDIARY

                                                                                 1997           1996           1995
                                                                                 ----           ----           ----
Cash flows from financing activities:
      Proceeds from sale of common stock, net of issuance costs             $  8,875,414           --             --
      (Decrease) increase in deposits                                          2,523,340       (104,916)     8,094,031
      Proceeds from FHLB advances                                             32,250,000     23,650,000     32,000,000
      Repayments of FHLB advances                                            (33,500,000)   (27,526,915)   (16,123,085)
      Increase in advance payments by borrowers for property
         taxes and insurance                                                      33,721       (172,983)        62,911
      Dividends paid                                                             (94,560)          --             --
                                                                             -----------    -----------    -----------
                  Net cash (used in) provided by financing activities         10,087,915     (4,154,814)    24,033,857
                                                                             -----------    -----------    -----------

                  Net  increase (decrease) in cash and
                      cash equivalents                                           672,991        385,649       (213,368)

Cash and cash equivalents at the beginning of the period                       3,459,359      3,073,710      3,287,078
                                                                             -----------    -----------    -----------
Cash and cash equivalents at the end of the period                          $  4,132,350      3,459,359      3,073,710
                                                                             ===========    ===========    ===========

Supplemental disclosure of cash flow information:
      Cash paid during the period for income taxes                          $    360,000        122,000        336,510
                                                                             ===========    ===========    ===========

      Cash paid during the period for interest                              $  3,547,276      3,998,964      3,102,999
                                                                             ===========    ===========    ===========

Supplemental schedule of noncash investing and financing activities:
         Conversion of loans to real estate owned                           $    192,134           --           10,897
                                                                             ===========    ===========    ===========

         Loans made to finance sales of real estate owned                   $      9,000           --           68,000
                                                                             ===========    ===========    ===========

         Dividends declared and payable                                     $     94,560           --             --
                                                                             ===========    ===========    ===========

         Issuance of ESOP shares                                                 819,960           --             --
                                                                             ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                   Notes to Consolidated Financial Statements

                             June 30, 1997 and 1996


 (1)     Conversion and Acquisition of the Association by the Company
         ------------------------------------------------------------

         CBES Bancorp, Inc. (the Company) was incorporated in September 1996 for the purpose of becoming the savings and loan holding company of Community Bank of Excelsior Springs, a Savings Bank (the
                Bank) in connection with the Bank's conversion from a federally chartered mutual savings and loan to a federally chartered stock savings and loan. Pursuant to its Plan of Conversion, on September 19, 1996, the Company issued and sold 1,024,958 shares of its common stock, in a subscription and community offering to the Bank's depositors and borrowers, the Company's employee stock ownership plan and the general public. Total proceeds of the offering, net of costs and funding the ESOP, were approximately $8,875,000. The Company utilized $4,858,000 of the net proceeds to acquire all of the common stock issued by the Bank in connection with its conversion. The remaining proceeds were retained by the Company and used to fund a loan to the Bank to facilitate the paydown of borrowings from the FHLB.

         The acquisition of the Association by the Company was accounted for in a manner similar to the pooling-of-interests method. Accordingly, the accounting basis of the assets, liabilities and equity accounts of the Association remained the same as prior to the conversion and acquisition and were not adjusted to their fair values, and no purchase accounting adjustments were recorded.

         In order to grant priority to eligible account holders in the event of future liquidation, the Association, at the time of conversion, established a liquidation account in the amount equal to the Association's capital as of September 30, 1996 ($8,065,000). In the event of the future liquidation of the Association, eligible account holders and supplemental eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of the eligible account holders and supplemental eligible account holders is reduced based on an annual determination of such balances. The Association may not declare or pay a cash dividend to the Company on, or repurchase any of, its common stock if the effect thereof would cause the retained earnings of the Association to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of the Bank's retained earnings.

                                                                    (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Principles of Consolidation and Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and the Bank and its wholly-owned subsidiary, CBES Service Corporation. Amounts for 1996 and 1995 are those of the Bank. Significant intercompany balances and transactions have been eliminated in consolidation.

     (b)  Cash and Cash Equivalents

     For purposes of the statement of cash flows, all investments with a maturity of three months or less at date of purchase are considered cash equivalents.

     (c)  Mortgage-backed and Investment Securities

     The Company classifies its investment and mortgage-backed securities portfolio as held-to-maturity, which are recorded at amortized cost, or available-for-sale, which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized, in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Transfers of securities from available-for-sale to held-to-maturity are recorded at fair value at the date of transfer and unrealized holding gains or losses are amortized over the remaining life of the security.

     Pursuant to SFAS No. 115 and implementation guidance issued in November
          1995 by the Financial Accounting Standards Board, the Company reclassified certain held-to- maturity mortgage-backed securities with aggregate cost and fair value of $2,913,965 and $2,963,159, respectively, to available-for-sale on December 5, 1995. These securities were sold on December 11, 1995.

     A decline in the market value of any security below cost that is deemed other than temporary is charged to income, resulting in the establishment of a new cost basis for the security.

     Premiums and discounts on mortgage-backed and investment securities are amortized using the interest method over the life of the securities. Realized gains and losses on sales are included in income using the specific identification method for determining cost of the securities sold.

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


     (d)  Loans
          -----

     The Company determines at the time of origination whether mortgage loans will be held for the Company's portfolio or sold in the secondary market. Loans originated and intended for sale in the secondary market are recorded at the lower of aggregate cost or estimated fair value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. Loans held for sale amounted to $697,000 and $366,000 at June 30, 1997 and 1996, respectively.

     The Company defers all loan origination, commitment and related fees and certain direct origination costs related to loans generated for the Bank's portfolio. The Bank amortizes the net fees over the expected life of the individual loans using the interest method.

     SFAS No. 114 and SFAS No. 118, "Accounting by Creditors for Impairment of a
          Loan," were adopted effective July 1, 1995. They require that impaired loans be measured based on the present value of future cash flows discounted at the loan's effective interest rate. The impact of these statements on the consolidated financial statements of the Company was immaterial.

     (e)  Allowance for Loan Losses
          -------------------------

     The allowance for loan losses is established through provision for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

     A general valuation allowance for losses on loans is established by management based on its estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated net realizable value of the related underlying collateral of and consideration of past loan loss experience, current economic conditions and such other factors which, in the opinion of management, deserve current recognition. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-off or additions to the allowance based upon their judgments about information available at the time of their examination.

     Additionally, it is the Company's policy to place loans delinquent, as to principal, over ninety days on nonaccrual status and exclude interest on such loans from income. Interest ultimately collected is credited to income in the period received.

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


     (f)  Mortgage Banking Activities
          ---------------------------

     At June 30, 1997 and 1996, the Bank was servicing loans for others amounting to $29,812,000 and $31,088,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at June 30, 1997 and 1996 amounted to $264,000 and $263,000, respectively.

     (g)  Real Estate Owned
          -----------------

     Real estate properties acquired through foreclosure are initially recorded at the lower of cost or the fair value, less estimated costs to sell, of the underlying collateral at the time of foreclosure. Subsequent to foreclosure, further declines in the fair value of such properties are recorded as a reduction to the carrying value of those assets through the establishment of an allowance for losses.

     (h)  Stock in Federal Home Loan Bank of Des Moines
          ---------------------------------------------

     The Bank is a member of the Federal Home Loan Bank (FHLB) system. As a member, the Bank is required to purchase and hold stock in the FHLB of Des Moines in an amount equal to the greater of (a) 1% of unpaid residential loans, (b) 5% of outstanding FHLB advances, or (c) .3% of total assets. FHLB stock is carried at cost in the accompanying consolidated balance sheets.

     (i)  Premises and Equipment
          ----------------------

     Premises and equipment are stated at cost less accumulated depreciation.
          Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to thirty years. Major replacements and betterments are capitalized while normal maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in current operations.

     (j)  Income Taxes
          ------------

     The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


     (k)  Effect of New Financial Accounting Standards
          --------------------------------------------

     SFAS No. 122, "Accounting for Mortgage Servicing Rights," was adopted for the year beginning July 1, 1996 and generally requires entities that sell or securitize loans and retain the mortgage servicing rights to allocate the total cost of the mortgage loans to the mortgage servicing right and the loan based on their relative fair value. Costs allocated to mortgage servicing rights should be recognized as a separate asset and amortized over the period of estimated net servicing income and evaluated for impairment based on fair value. The adoption of this statement did not have a material effect on the consolidated financial statements.

     (l)  Use of Estimates
          ----------------

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (m)  Pro Forma Earnings Per Share
          ----------------------------

     Pro forma earnings per share assumes the common shares issued in September of 1996 had been outstanding for all of the year ended June 30, 1997 and further assumes no earnings on reinvested proceeds from the sale of the shares. Shares issued to the Employee Stock Ownership Plan are not included in this computation until they are allocated to plan participants (see note 10).

(3)  Investment Securities
     ---------------------

     A summary of investment securities available-for-sale at June 30, 1997 and 1996 is as follows:

                                                                      Gross           Gross        Estimated
                                                     Amortized      unrealized      unrealized        fair
                                                       cost           gains           losses         value
                                                       ----           -----           ------         -----
June 30, 1997:
     U. S. government and agency oblig-
     ations maturing within one year               $ 1,000,750           -            (4,430)        996,320
                                                     =========       =========         =====       =========

June 30, 1996:
     U. S. government and agency oblig-
     ations maturing within one year               $ 1,000,000           -            (8,400)        991,600
     U. S. government and agency oblig-
     ations maturing after one year but
     within five years                               1,002,250           -           (19,350)        982,900
                                                     ---------       ---------        ------       ---------
                                                   $ 2,002,250           -           (27,750)      1,974,500
                                                     =========       =========        ======       =========

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


     During the year ended June 30, 1995, management determined that the decline in market value of its mutual fund investment below cost was not temporary and, accordingly, adjusted the cost basis of the investment downward by $314,148 through a charge to earnings. During the year ended June 30, 1996, the Bank recognized gross gains of $5,011 and no gross losses on proceeds of $1,083,687 from the sale of its investment in a mutual fund.

(4)  Mortgage-backed Securities
     --------------------------

     Mortgage-backed securities held-to-maturity consisted of the following at June 30, 1997 and 1996:

                                                Amortized        Unrealized        Unrealized       Estimated
                                                  cost             gains             losses         fair value
                                                  ----             -----             ------         ----------
June 30, 1997:
     Federal Home Loan
        Mortgage Corporation
        (FHLMC) participation
        certificates                           $ 152,047           1,977              (198)          153,826
     Pass-through certificate
        guaranteed by Government
        National Mortgage
        Association (GNMA)                         2,305              45                -              2,350
                                                 -------         -------              ----          --------
                                               $ 154,352           2,022              (198)          156,176
                                                 =======         =======              ====          ========

June 30, 1996:
     Federal Home Loan
        Mortgage Corporation
        (FHLMC) participation
        certificates                           $ 397,558           1,425            (9,664)          389,319
     Pass-through certificate
        guaranteed by Government
        National Mortgage
        Association (GNMA)                         2,836               7                -              2,843
                                                 -------         -------             -----          --------
                                               $ 400,394           1,432            (9,664)          392,162
                                                 =======         =======             =====          ========

     During the year ended June 30, 1996, the Bank recognized gross gains of $52,722 and gross losses of $3,528 on proceeds of $2,963,159 from the sale of mortgage-backed securities available-for-sale (see note 2(c)).

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


(5)  Loans Receivable
     ----------------

     Loans receivable consisted of the following at June 30, 1997 and 1996:

                                                         1997                  1996
                                                         ----                  ----
Real estate:
     One-to-four family residential                $  56,562,611            52,294,663
     Construction                                     30,332,097            22,460,608
     Land                                              3,392,727             4,005,713
     Commercial                                        1,520,262             1,082,598
     Multifamily                                         747,921               315,304
     Consumer loans                                   10,900,375            10,572,028
                                                     -----------           -----------
                                                     103,455,993            90,730,914
Less:
     Loans in process                                 12,349,562            11,015,102
     Deferred loan origination fees
        and discounts on loans, net                      350,001               284,053
     Allowance for loan losses                           436,000               388,000
                                                     -----------           -----------
                                                   $  90,320,430            79,043,759
                                                     ===========           ===========

     At June 30, 1997 and 1996, the Bank was committed to originate first mortgage loans aggregating approximating $791,000 and $1,982,000, respectively, of which $31,000 and $190,000 was committed to be sold to a third party. Fixed rate loan commitments approximated $791,000 at June 30, 1997, with rates ranging from 8.00% to 9.00% and $1,691,000 at June 30, 1996, with rates ranging from 7.75% to 9.00%. There were no commitments to buy loans at June 30, 1997 or 1996.

     The Company had loans to directors and officers at June 30, 1997 and 1996 which carry terms similar to those for other loans. A summary of such loans is as follows:

                                           1997            1996
                                           ----            ----
Balance at beginning of year           $ 1,357,000        972,000
New loans                                  176,000        633,000
Payments                                  (284,000)      (248,000)
                                         ---------      ---------
Balance at end of year                 $ 1,249,000      1,357,000
                                         =========      =========

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


     A summary of activity in the allowance for loan losses for the years ended
          June 30, 1997, 1996 and 1995 is as follows:

                                                1997               1996                1995
                                                ----               ----                ----
Balance at beginning of year                 $ 388,000             226,000            163,000
Provision for loan losses                       59,693             235,828            171,277
Charge-offs                                    (52,874)          (107,408)          (171,386)
Recoveries                                      41,181              33,580             63,109
                                               -------           ---------          ---------
Balance at end of year                       $ 436,000             388,000            226,000
                                               =======           =========          =========

     Nonaccrual loans at June 30, 1997 and 1996 aggregated approximately
          $916,000 and $412,000, respectively. Gross interest income which would have been recorded had the nonaccruing loans been in accordance with their original terms amounted to $36,000 and $34,000 for the years ended June 30, 1997 and 1996, respectively. The amount that was included in income on such loans was $35,000 and $28,000 for the years ended June 30, 1997 and 1996, respectively.

     The Bank evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance. Community Bank's principal lending areas are the economically diverse communities northeast of Kansas City, Missouri.

(6)  Premises and Equipment

     Office property and equipment consist of the following at June 30, 1997 and 1996:

                                              1997            1996
                                              ----            ----

Land and land improvements               $   171,130         171,130
Office buildings                           1,321,053       1,321,053
Furniture and equipment                      881,958         769,455
                                           ---------       ---------
                                           2,374,141       2,261,638

Less accumulated depreciation              1,136,318         988,731
                                           ---------       ---------
                                         $ 1,237,823       1,272,907
                                           =========       =========

                                                                    (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


(7)  Deposits

     Deposit balances at June 30, 1997 and 1996 are summarized as follows:

                                                               1997                    1996
                                                       -------------------      -------------------
Balance by interest rate:
     Noninterest bearing
        demand accounts                    -           $ 1,658,159       2%      $ 1,378,795       2%
     NOW accounts                     1.75 - 2.25        8,327,763      12        7,967,617      12
     Money market                     2.50 - 2.75        5,394,253       8        6,235,135       9
     Passbook accounts                2.25 - 2.75        3,726,022       5        3,977,740       6
                                                        ----------   -----       ----------   -----
                                                        19,106,197      27       19,559,287      29
                                                        ----------   -----       ----------   -----

     Certificate accounts:            2.00 - 2.99            1,850      -            13,462      -
                                      3.00 - 3.99               -       -                -       -
                                      4.00 - 4.99          888,761       1        1,658,854       2
                                      5.00 - 5.99       33,442,412      48       43,045,110      63
                                      6.00 - 6.99       17,237,712      24        3,445,487       5
                                      7.00 - 7.99           15,968                  160,037      -
                                      8.00 - 8.99               -       -           287,323       1
                                                        ----------   -----       ----------   -----
                                                        51,586,703      73       48,610,273      71
                                                        ----------   -----       ----------   -----
                                                       $70,692,900     100%     $68,169,560     100%
                                                        ==========   =====       ==========   =====
Weighted average interest rate
     on deposits at period end                                        4.62%                    4.47%
                                                                      ====                     ====

Contractual maturity of certificate accounts:
        Under 12 months                                $30,789,852      60%     $38,189,808      79%
        12 to 24 months                                 13,663,487      26        4,968,501      10
        24 to 36 months                                  2,028,949       4        1,522,494       3
        36 to 48 months                                  1,482,116       3          866,610       2
        48 to 60 months                                  1,502,400       3          631,194       1
        Over 60 months                                   2,119,899       4        2,431,666       5
                                                        ----------   -----       ----------   -----
                                                       $51,586,703     100%     $48,610,273     100%
                                                        ==========     ===       ==========   =====

     At June 30, 1997 and 1996, deposits of $100,000 or more totaled $3,628,000 and $4,074,000, respectively.

     The components of interest expense on deposits for the years ended June 30, 1997, 1996 and 1995 are as follows:

                                        1997            1996             1995
                                        ----            ----             ----
NOW, passbook, Super NOW and
     money market demand            $  380,897         372,422          397,213
Certificates of deposit              2,664,353       2,879,255        2,179,936
                                     ---------       ---------        ---------
                                    $3,045,250       3,251,677        2,577,149
                                     =========       =========        =========

                                                                    (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


      During 1997, the Federal Deposit Insurance Corporation imposed a one-time special assessment on Savings Association Insurance Fund (SAIF) assessable deposits. The assessment on the Company's SAIF deposits was $441,000 and is included in federal insurance premiums in the accompanying 1997 consolidated statements of earnings.

(8)   FHLB Advances
      -------------

      The Company had the following debt outstanding from the Federal Home Loan
           Bank of Des Moines at June 30, 1997 and 1996:

                                                                     1997          1996
                                                                     ----          ----

           $1,000,000 advance, interest at 5.86%
              due June 1998                                      $ 1,000,000     1,000,000
           $3,000,000 advance, interest at 5.86%
              due June 1998                                        3,000,000         -
           $3,000,000 advance, interest at 5.60%
              due May 2000                                         3,000,000         -
           $3,000,000 advance, interest at 6.14%
              due September 2000                                       -         3,000,000
           $2,000,000 advance, interest at 5.81%
              due October 1996                                         -         2,000,000
           $1,000,000 advance, interest at 5.77%
              due June 1997                                            -         1,000,000
           Borrowings under a $8,000,000 line of credit,
              interest at approximately 50 basis points above
              the U. S. Treasury Bill rate (5.75% and 5.57%
              at June 30, 1997 and 1996) maturing May 1998         3,750,000     5,000,000
                                                                  ----------    ----------
                                                                 $10,750,000    12,000,000
                                                                  ==========    ==========

      The advances and lines of credit to the FHLB are collateralized by first mortgage loans.

      Scheduled maturities of FHLB advances at June 30, 1997 are as follows:


                       Year ending June 30,          Amount
                       --------------------          ------

                              1998               $   7,750,000
                              1999                       -
                              2000                   3,000,000
                                                   -----------
                                                 $  10,750,000
                                                   ===========

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


(9)   Income Taxes
      ------------

      Components of income tax expense are as follows:


                                                 Federal      State         Total
                                                 -------      -----         -----

               Year ended June 30, 1997:
                  Current                       $ 407,807     61,680       469,487
                  Deferred                         15,000      1,000        16,000
                                                  -------     ------       -------
                                                $ 422,807     62,680       485,487
                                                  =======     ======       =======

               Year ended June 30, 1996:
                  Current                       $ 354,792     23,584       378,376
                  Deferred                        (65,000)    10,000       (55,000)
                                                  -------     ------       -------
                                                $ 289,792     33,584       323,376
                                                  =======     ======       =======

      Income tax expense has been provided at effective rates of 35.3%, 35.9% and 64.8% (applied to earnings before taxes) for the years ended June 30, 1997, 1996 and 1995, respectively. The reasons for the differences between the effective tax rates and the corporate federal income tax rate of 34% are as follows:

                                                                  1997       1996       1995
                                                                  ----       ----       ----

               Federal income tax rate                            34.0%      34.0       34.0
               Items affecting federal income tax rate:
                  Employee stock ownership plan                     .6         -          -
                  Writedown of investment in mutual fund            -          -        26.1
                  Increase in cash surrender value of
                     life insurance policies, net of
                     nondeductible premiums                       (1.0)      (1.6)        -
                  State income tax net of federal benefit          1.3        3.3        5.0
                  Other                                             .5         .2        (.3)
                                                                  ----       ----       ----
                            Effective income tax rate             35.4%      35.9       64.8
                                                                  ====       ====       ====

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


      Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences which give rise to deferred tax assets and liabilities at June 30, 1997 and 1996 are as follows:

                                                                     1997           1996
                                                                     ----           ----

           Accrued compensation                                  $  58,000         33,000
           Allowance for loan losses                               150,000        127,000
           Unrealized losses on assets available-for-sale            2,000         11,000
           Other                                                       -            1,000
                                                                   -------        -------
                      Deferred income tax asset                    210,000        172,000
                                                                   -------        -------

           Loan origination fees                                  (124,000)       (68,000)
           Fixed assets                                            (65,000)       (65,000)
           Other                                                   (14,000)       (16,000)
                                                                   -------        -------
                      Deferred income tax liability               (203,000)      (149,000)
                                                                   -------        -------
                      Net deferred income tax benefit            $   7,000         23,000
                                                                   =======        =======

(10)  Benefit Plans
      -------------

      Deferred Compensation Plan
      --------------------------

      Effective March 1995, Community Bank entered into deferred compensation agreements with members of the Board of Directors and Officers. The agreements provide for monthly payments to the individuals or their beneficiary for between ten and fifteen years following retirement. The agreements are accounted for on an individual basis with the cost accrued over the individual's period of service. Expense under the agreements for the years ended June 30, 1997, 1996 and 1995 was approximately $45,000, $39,000 and $14,000, respectively.

      The Directors/Officers and their beneficiaries are general unsecured creditors of the Bank for all amounts due under these agreements.

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


      Employee Stock Ownership Plan
      -----------------------------

      Qualified employees of the Company and Bank participate in an Employee
           Stock Ownership Plan (the ESOP). In connection with the conversion described in note 1, the ESOP borrowed $819,960 from the Company, the proceeds of which were used to acquire 81,996 shares of the Company's common stock. Contributions from the Company and the Bank, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants are fully vested after five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying June 30, 1997 consolidated balance sheet. As of June 30, 1997, 8,052 shares were allocated to participants. Compensation and benefits expense in 1997, representing the fair value of allocated shares, was approximately $124,000. The fair value of the remaining unallocated shares at June 30, 1997 aggregated approximately $1,322,000.

      401(k) Plan
      -----------

      During June 1996, the Company established a defined contribution 401(k) plan covering substantially all employees. The plan provides for discretionary employer contributions. Employer contributions were $4,000 and $1,000 in 1997 and 1996, respectively.

(11)  Retained Earnings
      -----------------

      Retained earnings at June 30, 1997 and 1996 include approximately
           $1,700,000 for which no provision for federal income tax has been made. This amount represents an allocation of income to bad debt deductions for income tax purposes only. Reduction of amounts allocated for purposes other than income tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

(12)  Financial Instruments With Off-balance Sheet Risk and Concentrations of
      -----------------------------------------------------------------------
      Credit Risk
      -----------

      The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customer financing needs. These financial instruments consist principally of commitments to extend credit. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Bank does not generally require collateral or other security on unfunded loan commitments until such time that loans are funded.

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


      In addition to financial instruments with off-balance sheet risk, the Bank is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas. The Bank's principal lending area consists of the agricultural-based rural communities northeast of Kansas City and the Bank's loans are primarily to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Bank's loan portfolio is dependent upon market conditions in that area. This geographic concentration is considered in management's establishment of the allowance for loan losses.

(13)  Regulatory Capital Requirements
      -------------------------------

      The Financial Institution Reform, Recovery and Enforcement Act of 1989
           (FIRREA) and the capital regulations of the OTS promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3% leverage capital ratio and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.

      The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage (core) capital ratio of at least 5%, a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions and other changes in the legal and regulatory environment for such institutions.

      The Bank met all regulatory capital requirements at June 30, 1997 and 1996. The Bank's actual and required capital amounts and ratios as of June 30, 1997 were as follows:

                                                                                         To be well capitalized
                                                                      For capital        under prompt corrective
                                                  Actual            adequacy purposes       action provisions
                                            -----------------       ----------------       ------------------
                                            Amount      Ratio       Amount     Ratio       Amount       Ratio
                                            ------      -----       ------     -----       ------       -----

Tangible capital (to tangible assets    $ 12,542,000    12.4%   $  1,516,000    1.5%   $      -           - %
Tier I leverage (core) capital
     (to adjusted tangible assets)        12,542,000    12.4       3,032,000    3.0       5,053,000      5.0
Risk-based capital
     (to risk-weighted assets)            12,721,000    15.6       6,524,000    8.0       8,155,000     10.0
Tier I leverage risk-based capital
     (to risk-weighted assets)            12,542,000    15.4           -         -        4,893,000      6.0
                                          ==========    ====       =========    ===       =========     ====

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


(14)  Fair Value of Financial Instruments
      -----------------------------------

      SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of estimated fair value for financial instruments held by the Company. Fair value estimates of the Company's financial instruments as of June 30, 1997 and 1996, including methods and assumptions utilized, are set forth below:


                                                               1997                                   1996
                                                    -----------------------------           -----------------------------
                                                    Carrying           Estimated            Carrying           Estimated
                                                     amount            fair value            amount            fair value
                                                     ------            ----------            ------            ----------
Investment securities                          $          996,320          996,000              2,074,500       2,075,000
                                                  ===============   ==============        ===============   =============

Mortgage-backed securities                     $          154,352          156,000                400,394         392,000
                                                  ===============   ==============        ===============   =============

Loans, net of loans in process                 $       91,106,431       93,208,000             79,715,812      80,823,000
                                                  ===============   ==============        ===============   =============

Noninterest bearing demand deposit             $        1,658,159        1,658,000              1,378,795       1,379,000
Money market and NOW deposits                          13,722,016       13,722,000             14,202,752      14,203,000
Passbook accounts                                       3,726,022        3,726,000              3,977,740       3,978,000
Certificate accounts                                   51,586,703       51,239,000             48,610,273      48,423,000
                                                  ---------------   --------------        ---------------   -------------
                Total deposits                 $       70,692,900       70,345,000             68,169,560      67,983,000
                                                  ===============   ==============        ===============   =============

      Methods and Assumptions Utilized
      --------------------------------

      The carrying amount of cash and cash equivalents and accrued interest receivable and payable are considered to be approximate fair value based on the short-term nature of these items. The advances on FHLB line of credit are considered to approximate fair value based on the contractual rates approximating the rates currently available to the Company.

      The estimated fair value of mortgage-backed and investment securities, except certain obligations of states and political subdivisions, is based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain obligations of states and political subdivisions is not readily available through market sources other than dealer quotations, so fair value estimates are based upon quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements


      The estimated fair value of the Company's loan portfolio is based on the segregation of loans by collateral type, interest terms and maturities. In estimating the fair value of each category of loans, the carrying amount of the loan is reduced by an allocation of the allowance for loan losses. Such allocation is based on management's loan classification system which is designed to measure the credit risk inherent in each classification category. The estimated fair value of performing variable rate loans is the carrying value of such loans, reduced by an allocation of the allowance for loan losses. The estimated fair value of performing fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the interest rate risk inherent in the loan, reduced by an allocation of the allowance for loan losses. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value for significant nonperforming loans, if any, is the estimated fair value of the underlying collateral based on recent external appraisals or other available information, which generally approximates carrying value, reduced by an allocation of the allowance for loan losses.

     The estimated fair value of deposits with no stated maturity, such as noninterest bearing deposits, savings, money market accounts, passbook accounts and NOW accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

      Limitations
      -----------

      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                   Notes to Consolidated Financial Statements


(15)  Parent Company Condensed Financial Statements
      ---------------------------------------------

      Presented below are financial statements of the Company (Parent only) as of and for the period from inception to June 30, 1997:

                                      Condensed Balance Sheet

                                           June 30, 1997

Cash and cash equivalents                                                   $         98,923
Investment securities held-to-maturity                                               517,598
Investment in subsidiary                                                          12,538,587
ESOP loan receivable                                                                 750,475
Loan receivable from subsidiary                                                    4,000,000
                                                                               -------------
                Total assets                                                $     17,905,583
                                                                               =============

Dividends payable                                                           $        102,496
Other liabilities                                                                     28,598
                                                                               -------------
                Total liabilities                                                    131,094
                                                                               -------------

Stockholders' equity                                                              17,774,489
                                                                               -------------
                Total liabilities and stockholders' equity                  $     17,905,583
                                                                               =============
                                    Condensed Income Statement

                    Period from inception (September 28, 1996) to June 30, 1997

Interest income                                                             $        200,955
Expense                                                                             (141,767)
                                                                                  ----------
                Income before equity in undistributed
                    earnings of Bank                                                  59,188

Equity in earnings of Bank                                                           825,372
                                                                                  ----------
                Net income                                                  $        884,560
                                                                                  ==========

                                                                    (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                   Notes to Consolidated Financial Statements


                        Condensed Statement of Cash Flows
           Period from inception (September 28, 1996) to June 30, 1997

Cash provided by operations:
     Net earnings                                                           $        884,560
     Change in other liabilities                                                      26,284
     Undistributed earnings of Bank                                                 (825,372)
                                                                                 -----------
                Cash provided by operations                                           85,472


Cash used by investing activities:
     Net increase in loans receivable                                             (4,750,475)
     Investment in Bank                                                           (4,319,290)
                                                                                 -----------
                Cash used in investing activities                                 (9,069,765)

Cash provided by financing activities:
     Proceeds from stock offering, net of conversion costs                         9,695,374
     Dividends paid                                                                  (94,560)
                                                                                 -----------
                Cash provided by financing activities                              9,600,814

Cash and cash equivalents at June 30, 1997                                  $        616,521
                                                                                 ===========

                       CBES BANCORP, INC. AND SUBSIDIARIES
                           EXCELSIOR SPRINGS, MISSOURI

                             STOCKHOLDER INFORMATION
                             -----------------------

Annual Meeting
--------------

The Annual Meeting of Stockholders will be held at 4:00 p.m., Excelsior Springs, Missouri time on October 28, 1997, at Community Bank of Excelsior Springs, a Savings Bank located at 1001 N. Jesse James Road, Excelsior Springs, Missouri 64024.

Stock Listing
-------------

CBES Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. Small Cap Market under the symbol "CBES."

Price Range of Common Stock
---------------------------

The per share price range of the common stock and the dividends declared or paid for each quarter since the common stock began trading on September 30, 1996 is set forth below. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions:

          FISCAL 1997             HIGH          LOW          DIVIDENDS
          -----------             ----          ---          ---------
         First Quarter           $13.00        $12.25          $  -
         Second Quarter          $14.25        $12.375         $  -
         Third Quarter           $17.50        $14.00          $.10
         Fourth Quarter          $18.00        $15.875         $.10

A $.10 per share dividend was declared by the Board of Directors on June 25, 1997, payable July 21, 1997 to stockholders of record on July 8, 1997. The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System.

At June 30, 1997, there were 1,024,958 shares issued and 1,024,958 shares outstanding of CBES Bancorp, Inc. (CBES) common stock (including unallocated ESOP shares) and there were approximately 436 registered holders of record.

Shareholders and General Inquiries                  Transfer Agent
----------------------------------                  --------------

Larry E. Hermreck                                   Registrar and Transfer Co.
Chief Executive Officer                             10 Commerce Drive
CBES Bancorp, Inc.                                  Cranford, New Jersey 07016
1001 N. Jesse James Road
Excelsior Springs, Missouri 64024
(816)-630-6711

Annual and Other Reports
------------------------

A copy of CBES Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 1997, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Larry E. Hermreck, Chief Executive Officer, CBES Bancorp, Inc., 1001 N. Jesse James Road, Excelsior Springs, Missouri 64024.

                       CBES BANCORP, INC. AND SUBSIDIARIES
                           EXCELSIOR SPRINGS, MISSOURI

                              CORPORATE INFORMATION
                              ---------------------

Company and Bank Address
------------------------

1001 N. Jesse James Road                         Telephone:     (816) 630-6711
Excelsior Springs, Missouri 64024                Fax:           (816) 630-1663

Board of Directors
------------------

Robert McCrorey-Chairman of the Board and President of CBES Bancorp, Inc. and Community Bank of Excelsior Springs, a Savings Bank; and Mortgage Loan Officer. Mr. McCrorey has served as a loan originator for the Bank since 1993. Prior to that time, he served as a branch manager for a beer distributor.

Edgar Radley-Vice Chairman of the Board of Community Bank of Excelsior Springs, a Savings Bank. Mr. Radley is the retired owner and operator of a Coast to Coast hardware store, which he operated until 1990.

Cecil E. Lamb-Mr. Lamb is a retired postmaster.

Rodney G. Rounkles-Mr. Rounkles was the plant manager of a molding products plant in Excelsior Springs, Missouri until his retirement in 1995.

Richard N. Cox-Mr. Cox is the owner and operator of Cox Tool Co., Inc., a designer/builder of plastic molds, located in Excelsior Springs, Missouri.

Robert L. Lalumondier-Mr. Lalumondier is the owner of Lalumondier Insurance Agency, located in Kearney, Missouri.

CBES Bancorp, Inc. Executive Officers
-------------------------------------

Robert McCrorey                                    Larry E. Hermreck
     Chairman of the Board and President                Chief Executive Officer

Dennis D. Hartman
     Chief Financial Officer

Community Bank of Excelsior Springs, a Savings Bank Executive Officers
----------------------------------------------------------------------

Robert McCrorey                                    Larry E. Hermreck
     Chairman of the Board and President                Chief Executive Officer

Edgar Radley                                       Deryl R. Goettling
     Vice Chairman of the Board                         Mortgage Loan Department
                                                        Manager

Margaret E. Teegarden                              James V. Alderson
     Savings Department Manager                         Consumer Loan Department
                                                        Manager

                                                                     (Continued)

Independent Accountants                   Special Counsel
-----------------------                   ---------------

KPMG Peat Marwick LLP                     Luse, Lehman, Gorman,
1000 Walnut, Suite 1600                   Pomerenk, and Schick
Post Office Box 13127                     5335 Wisconsin Ave. N.W., Suite 400
Kansas City, Missouri 64199               Washington, DC 20015