Form 10KSB40, Exhibit 13
period 1998-06-30
CBES BANCORP INC
filed 1998-09-28
CIK 1017308

                              CBES BANCORP, INC.





                              1998 ANNUAL REPORT
                                TO STOCKHOLDERS

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
President's Message......................................................   1
General Information......................................................   2
Selected Consolidated Financial and Other Data...........................   3
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   4
Independent Auditors' Report.............................................  13
Consolidated Balance Sheets..............................................  14
Consolidated Statements of Earnings......................................  15
Consolidated Statements of Stockholders' Equity..........................  16
Consolidated Statements of Cash Flows....................................  17
Notes to Consolidated Financial Statements...............................  18
Stockholder Information..................................................  33
Corporate Information....................................................  34

September 28, 1998

Dear Fellow Shareholder:

  The Board of Directors, Officers and Staff of CBES Bancorp, Inc. and its wholly-owned subsidiary, Community Bank of Excelsior Springs, a Savings Bank, are pleased to provide you with our second annual report.

  Fiscal 1998 was our second year as a stock company after serving area communities for more than sixty-five years as a mutual savings institution. As we mature as a publicly-owned stock company, we continue our tradition of growth and success. Net earnings for the fiscal year were $1,054,000, up from $885,000 for fiscal year 1997. The increase was primarily due to an increase in net interest income of $806,000 and an increase in gain on sale of loans, net of $303,000, offset by an increase in the provision for loan loss of $207,000 and an increase in noninterest expense of $642,000.

  Loans receivable, net increased to $114,822,000 at June 30, 1998 from $91,017,000 at June 30, 1997, an increase of $23,805,000, due to increases in one-to-four family portfolio loans of $8,242,000 and construction loans of $18,309,000. Assets increased $22,780,000 to $123,856,000 and stockholders'
equity decreased $917,000. The decrease in stockholders' equity was the result of the Company's stock repurchase program, under which the Company purchased 92,244 shares of its stock during fiscal 1998.

  The year-end results reflect the implementation of the Company's controlled growth strategies. During fiscal 1998, the Company's assets increased 22.4%, loan receivable, net increased 26.2% and deposits increased 21.4%. The new branch office in Liberty, Missouri, which opened in March 1998, is contributing significantly to the Bank's growth. Our monthly loan originations have doubled since opening the Liberty office.

  While fiscal 1998 was a very successful year for the Company, we look forward to continuing our long record of achievement in 1999. We reaffirm our commitment to creating enhanced value for our shareholders, employees, customers and the communities we serve. Our goals in 1999 include continued growth in assets, expansion of products and services and maximum returns for our shareholders. We are confident of our success in the next year.

  Thank you for your confidence in our company, and we are looking forward to a prosperous future.

Sincerely,

Larry E. Hermreck
Chief Executive Officer

GENERAL INFORMATION

  CBES Bancorp, Inc. (the "Company") is a Delaware Corporation which is the holding company for Community Bank of Excelsior Springs, a Savings Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on September 27, 1996 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank, the Company's loan to the Company's Employee Stock Ownership Plan ("ESOP"), the Company's loan to the Bank and the remaining net proceeds of the Conversion retained by the Company of approximately $616,522. The business of the Company initially consists of the business of the Bank.

  The Bank was originally chartered as a Missouri savings and loan association in 1931 under the name Excelsior Springs Savings and Loan Association. In 1991, the Bank changed its name to its current form and in 1995 the Bank amended its charter to become a federal mutual savings bank. Its deposits are insured up to the maximum allowable amount by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). Through its main office in Excelsior Springs and its branch offices in Kearney and Liberty, Missouri, the Bank primarily serves communities located in Clay and Ray Counties and to a lesser extent in surrounding counties in the State of Missouri. At June 30, 1998, the Company had total assets of $123.9 million, deposits of $85.8 million and total stockholders' equity of $16.9 million.

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

                                   AT OR FOR THE YEARS ENDED JUNE 30,
                               ------------------------------------------------
                                 1998       1997       1996     1995     1994
                               ---------  --------    -------  -------  -------
                                (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE
                                          AND PER SHARE DATA)
Selected financial condition
 data:
 Total assets................  $ 123,856   101,076     89,830   93,100   68,543
 Loans receivable, net.......    114,822    91,017     79,410   78,880   53,453
 Mortgage-backed securities..         81       154        400    3,870    4,834
 Investment securities.......         98     1,096      2,074    3,041    3,032
 Federal Home Loan Bank
  (FHLB) stock...............      1,025       811        811      795      521
 Other interest-bearing
  deposits...................      2,424     3,544      2,776    2,469    4,194
 Deposits....................     85,777    70,693     68,170   68,274   60,180
 FHLB advances...............     19,500    10,750     12,000   15,877      --
 Total equity................     16,857    17,774      8,066    7,481    6,981
Selected operations data:
 Total interest income.......  $   9,266     7,474      6,824    5,818    4,655
 Total interest expense......      4,520     3,534      4,006    3,146    2,093
Net interest income..........      4,746     3,940      2,818    2,672    2,562
Provision for loan losses....        266        60        236      171       33
Net interest income after
 provision for loan losses...      4,480     3,880      2,582    2,501    2,529
Loan fees and service
 charges.....................        279       312        290      267      266
(Loss) gain on sale of loans,
 investments and mortgage-
 backed securities...........        460       157        239     (272)       4
Other noninterest income.....        128       127        127      102      103
Total noninterest income.....        867       596        656       97      373
Total noninterest expense....      3,749     3,106      2,338    2,133    1,849
Earnings before income
 taxes.......................      1,598     1,370        900      465    1,053
Income tax expense...........        544       485        323      301      352
Net earnings.................  $   1,054       885        577      164      701
Basic earnings per common
 share.......................  $    1.12      0.94        --       --       --
Average common shares
 outstanding.................    940,742   945,907        --       --       --
                                   AT OR FOR THE YEARS ENDED JUNE 30,
                               ------------------------------------------------
                                 1998       1997       1996     1995     1994
                               ---------  --------    -------  -------  -------
Selected financial ratios and
 other data:
 Performance ratios:
 Return on assets (ratio of
  net earnings to average
  total assets)..............       0.95%     0.94%      0.65%    0.21%    1.04%
 Return on equity (ratio of
  net earnings to average
  equity)....................       6.04      5.79       7.42     2.27    10.52
 Interest rate spread:
  Average during period......       3.80      3.66       2.90     3.11     3.60
  End of period..............       3.04      3.17       4.12     2.19     3.42
  Net interest margin........       4.46      4.39       3.31     3.52     3.96
  Ratio of noninterest
   expense to average total
   assets....................       3.37      3.30(1)    2.61     2.70     2.75
  Ratio of average interest-
   earning assets to average
   interest-bearing
   liabilities...............     115.56    118.71     108.57   109.79   110.91
 Quality ratios:
 Nonperforming assets to
  total assets at end of
  period.....................       0.59      1.14       0.73     0.17     0.55
 Allowance for loan losses to
  nonperforming loans........      91.39     37.68      60.34   150.67    57.80
 Allowance for loan losses to
  loans receivable, net......       0.58      0.48       0.49     0.29     0.30
 Capital ratios:
 Equity to total assets at
  end of period..............      13.61     17.59       8.99     8.04    10.18
 Average equity to average
  assets.....................      15.66     16.24       8.69     9.13     9.92
 Number of full service
  offices....................          3         2          2        1        1

--------
(1) The ratio of noninterest expense to average total assets would have been 2.79% for the year ended June 30, 1997 if the $441,000 SAIF assessment had not been incurred.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

 GENERAL

  The Company was formed in June 1996 by the Bank to become the holding company of the Bank. The acquisition of the Bank by the Company was consummated on September 27, 1996, in connection with the Bank's Conversion. All references to the Company at or before September 27, 1996, unless otherwise indicated, refer to the Bank.

  The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage and consumer loans and other investments, and the interest paid on interest-bearing liabilities, consisting of deposits and FHLB of Des Moines advances. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on different bases, than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its noninterest income, including gain on the sales of loans, service charges, loan servicing income and other income. Noninterest expense consists principally of employee compensation and benefits, occupancy expense, data processing, federal insurance premiums, advertising, real estate owned operations and other operating expenses. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies and actions by regulatory authorities.

 FINANCIAL CONDITION

  TOTAL ASSETS. Total assets increased $22.8 million, or 22.6%, to $123.9 million at June 30, 1998 from $101.1 million at June 30, 1997. This was primarily due to an increase in loans receivable, net funded by deposits and FHLB advances.

  LOANS RECEIVABLE, NET. Loans receivable, net (including loans held for sale) increased by $23.8 million, or 26.2%, to $114.8 million at June 30, 1998 from $91.0 million at June 30, 1997. The increase is primarily due to increases in one-to-four family portfolio loans of $8.2 million and an increase in construction loans of $18.3 million. Since opening the branch office in Liberty, Missouri in March 1998, our monthly loan originations have doubled and we have received loan requests for construction loans from several new builders.

  MORTGAGE-BACKED SECURITIES. Mortgage-backed securities decreased by $73,000, or 47.4%, to $81,000 at June 30, 1998 from $154,000 at June 30, 1997. The decrease was due to prepayments on loans which secure the Bank's mortgage-backed securities.

  INVESTMENT SECURITIES. Investment securities decreased $1.0 million, or 90.9%, to $0.1 million at June 30, 1998 from $1.1 million at June 30, 1997. The decrease was due to the maturity of a $1.0 million government agency security.

  DEPOSITS. Deposits increased $15.1 million, or 21.4%, to $85.8 million at June 30, 1998 from $70.7 million at June 30, 1997. The increase in deposits is primarily due to $13.6 million in new certificates of deposit. Due to a large demand for construction loans, we aggressively marketed certain selected term certificates to fund that lending. These certificates will begin repricing in mid-1999.

  FHLB ADVANCES. FHLB advances increased $8.75 million from $10.75 million at June 30, 1997 to $19.5 million at June 30, 1998. Increased construction loan demand has required these additional FHLB advances.

  EQUITY. Total stockholders' equity decreased by $0.9 million to $16.9 million at June 30, 1998 from $17.8 million at June 30, 1997, primarily due to the implementation of the Company's plan to repurchase stock.

 NET INTEREST INCOME ANALYSIS

  The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earnings assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented (dollars in thousands).

                                                                      YEAR ENDED JUNE 30,
                                      -----------------------------------------------------------------------------------
                    AT JUNE 30, 1998             1998                        1997                        1996
                   ------------------ --------------------------- --------------------------- ---------------------------
                                        AVERAGE   INTEREST          AVERAGE   INTEREST          AVERAGE   INTEREST
                   OUTSTANDING YIELD/ OUTSTANDING EARNED/  YIELD/ OUTSTANDING EARNED/  YIELD/ OUTSTANDING EARNED/  YIELD/
                     BALANCE    RATE    BALANCE     PAID    RATE    BALANCE     PAID    RATE    BALANCE     PAID    RATE
                   ----------- ------ ----------- -------- ------ ----------- -------- ------ ----------- -------- ------
Interest-earning
assets:
 Loans
 receivable......   $114,822    8.33%  $100,867     9,047   8.97%   $84,115     7,297   8.68%   $78,047     6,515   8.35%
 Mortgage-backed
 securities......         81    8.06        100         7   7.00        307        18   5.86      2,003       135   6.74
 Investment
 securities......         98    6.50        560        20   4.63      1,402        61   4.35      2,245       101   4.50
 FHLB stock......      1,025    7.00        821        56   6.82        811        57   7.03        803        58   7.22
 Other interest-
 bearing
 deposits........      2,424    1.75      4,036       136   3.22      3,116        41   1.32      2,162        15   0.69
                    --------    ----   --------    ------   ----    -------    ------   ----    -------    ------   ----
 Total interest-
 earning assets
 (1).............   $118,450    8.18%  $106,384     9,266   8.71%   $89,751     7,474   8.33%   $85,260     6,824   8.00%
                    ========    ====   ========    ======   ====    =======    ======   ====    =======    ======   ====
Interest-bearing
liabilities:
 Passbook
 accounts........   $  3,680    2.25%  $  3,736        84   2.25%   $ 4,065        91   2.24%   $ 3,664        82   2.24%
 Demand and NOW
 deposits........     14,644    2.23     14,001       311   2.22     13,655       290   2.12     13,432       290   2.16
 Certificate
 accounts........     65,143    5.80     61,650     3,419   5.55     48,733     2,664   5.47     49,398     2,880   5.83
 FHLB advances...     19,500    5.65     12,672       706   5.57      9,153       489   5.34     12,039       754   6.26
                    --------    ----   --------    ------   ----    -------    ------   ----    -------    ------   ----
 Total interest-
 bearing
 liabilities.....   $102,967    5.14%  $ 92,059     4,520   4.91%   $75,606     3,534   4.67%   $78,533     4,006   5.10%
                    ========    ====   ========    ======   ====    =======    ======   ====    =======    ======   ====
Net interest
income...........                                  $4,746                      $3,940                      $2,818
                                                   ======                      ======                      ======
Net interest rate
spread (2).......               3.04%                       3.80%                       3.66%                       2.90%
                                ====                        ====                        ====                        ====
Net interest-
earning assets...   $ 15,483           $ 14,325                     $14,145                     $ 6,727
                    ========           ========                     =======                     =======
Net interest
margin (3).......                                    4.46%                       4.39%                       3.31%
                                                   ======                      ======                      ======
Average interest-
earning assets to
average interest-
bearing
liabilities......                                  115.56%                     118.71%                     108.57%
                                                   ======                      ======                      ======

----
(1) Calculated net of deferred loan fees and discounts, loans in process and loss reserves.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

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

                                            YEAR ENDED JUNE 30,
                               ------------------------------------------------
                                   1998 VS. 1997            1997 VS. 1996
                               ------------------------ -----------------------
                                INCREASE                 INCREASE
                               (DECREASE)               (DECREASE)
                                 DUE TO        TOTAL      DUE TO       TOTAL
                               ------------   INCREASE  -----------   INCREASE
                               VOLUME  RATE  (DECREASE) VOLUME RATE  (DECREASE)
                               ------  ----  ---------- ------ ----  ----------
                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable............  $1,499  251     1,750      525   257      782
 Mortgage-backed securities..     (14)   3       (11)    (101)  (16)    (117)
 Investment securities.......     (78)  43       (35)     (37)   (3)     (40)
 FHLB stock..................       1   (2)       (1)       1    (2)      (1)
 Other interest-earning
  assets.....................      15   74        89        9    17       26
                               ------  ---     -----     ----  ----    -----
 Total interest-earning
  assets.....................   1,423  369     1,792      397   253      650
                               ======  ===     =====     ====  ====    =====
Interest-bearing liabilities:
 Savings deposits............      (7) --         (7)       9   --         9
 Demand and NOW..............       7   14        21      --    --       --
 Certificate accounts........     716   39       755      (39) (177)    (216)
 Borrowings..................     195   22       217     (164) (101)    (265)
                               ------  ---     -----     ----  ----    -----
 Total interest-bearing
  liabilities................     911   75       986     (194) (278)    (472)
                               ======  ===     =====     ====  ====    =====
 Net interest income.........  $  512  294       806      591   531    1,122
                               ======  ===     =====     ====  ====    =====

 COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 1998 AND JUNE 30, 1997

  PERFORMANCE SUMMARY. Net earnings for the year ended June 30, 1998 increased by $170,000, or 19.2%, to $1,054,000 from $885,000 for the year ended June 30,
1997. The results were impacted by an increase of $806,000 in net interest income and a $271,000 increase in noninterest income, offset by a $207,000 increase in provision for loan loss, a $642,000 increase in noninterest expense and a $58,000 increase in income taxes.

  For the years ended June 30, 1998 and 1997, the returns on average assets were .95% and .94%, respectively, while the returns on average equity were 6.04% and 5.79%, respectively.

  NET INTEREST INCOME. Net interest income increased from $3.9 million for the fiscal year ended June 30, 1997 to $4.7 million for the current fiscal year, an increase of $0.8 million. This reflects an increase of $1.8 million in interest income to $9.3 million from $7.5 million and an increase in interest expense of $1.0 million to $4.5 million from $3.5 million. The net increase was primarily due to an increase in the net interest rate spread to 3.80% in 1998 from 3.66% in 1997.

  For the year ended June 30, 1998, the average yield on interest-earning assets was 8.71% compared to 8.33% for 1997. The average cost of interest-bearing liabilities was 4.91% for the year ended June 30, 1998, an increase from 4.67% for 1997. The average balance of interest-earning assets increased $16.6 million to $106.4 million for the year ended June 30, 1998 compared to $89.8 million for fiscal 1997. During the same period, the average balance of interest-bearing liabilities increased by $16.5 million to $92.1 million for the year ended June 30, 1998 from $75.6 million in fiscal 1997.

  The average interest rate spread was 3.80% for the year ended June 30, 1998 compared to 3.66% for fiscal 1997. The average net interest margin increased to 4.46% for the year ended June 30, 1998 compared to 4.39% for the year ended June 30, 1997.

  PROVISION FOR LOAN LOSSES. During the year ended June 30, 1998, the Company recorded a $267,000 provision for loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, construction loans and consumer loans and has experienced charge-offs of $266,000 and $60,000 in the past two years. The 1998 provision exceeds the 1997 provision of $60,000 primarily because of an overall increase in loans and, in particular, an increase in construction loans from $30.3 million to $48.6 million at June 30, 1997 and 1998, respectively. The allowance for loan losses of $669,000, or
 .58%, of loans receivable, net at June 30, 1998 compared to $436,000, or .48%, of loans receivable, net at June 30, 1997. The allowance for loan losses as a percentage of nonperforming assets was 91.39% at June 30, 1998 compared to 37.68% at June 30, 1997, due to a decrease in the Company's nonperforming assets during fiscal 1998. Nonperforming assets aggregated $732,000 at June
30, 1998, including nonaccruing one-to-four family residential loans of $465,000.

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

  NONINTEREST INCOME. For the year ended June 30, 1998, noninterest income increased by $271,000, or 45.5%, compared to the year ended June 30, 1997, due primarily to an increase in the gain on sale of mortgage loans of $303,000.

  NONINTEREST EXPENSE. Noninterest expense increased $642,000 to $3.7 million for the year ended June 30, 1998 from $3.1 million for the year ended June 30, 1997. Of this increase, $749,000 was attributable to compensation, of which $253,000 was due to the ESOP plan, $249,000 was due to the adoption of the Recognition and Retention plan and $330,000 was due to an increase in the number of employees and general wage increases; $115,000 was due to office property and equipment expense; $51,000 was due to advertising; $30,000 was due to REO and repossessed asset expense; and $180,000 was due to an increase in other noninterest expense, offset by a decrease in federal insurance premiums of $485,000. The increase is primarily due to the Company pursuing its plan of controlled growth, part of that being the opening of the branch office in Liberty, Missouri.

  INCOME TAXES. Income taxes increased $58,000 to $543,000 for the year ended June 30, 1998 from $485,000 for the year ended June 30, 1997. The increase is due to the increase in pretax income. The Company's effective tax rate was 34% for fiscal year 1998 and 35% for fiscal year 1997.

 COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 1997 AND JUNE 30, 1996

  PERFORMANCE SUMMARY. Net earnings for the year ended June 30, 1997 increased by $308,000, or 53.4%, to $885,000 from $577,000 for the year ended June 30,
1996. The results were impacted by an increase of $1,122,000 in net interest income and a $176,000 decrease in the provision for loan loss, offset by a $60,000 decrease in noninterest income, a $768,000 increase in noninterest expense and a $162,000 increase in income taxes.

  For the years ended June 30, 1997 and 1996, the returns on average assets were 0.94% and 0.65%, respectively, while the returns on average equity were 5.79% and 7.42%, respectively.

  A provision in the Omnibus Appropriation Bill passed by Congress and signed by President Clinton on September 30, 1996, included a special assessment to recapitalize the SAIF. The assessment of 65.7 cents per $100 of qualifying accounts as of March 31, 1995 created a pretax expense of $441,000 to the Bank. Without the SAIF assessment, net income would have been $1,166,800, return on average assets would have been 1.24%, return on equity would have been 7.63% and earnings per share would have been $1.23 for the fiscal year ended June 30, 1997.

  The recapitalization of SAIF is anticipated to reduce premiums for deposit insurance from 23 cents per $100 of deposits to 6.4 cents per $100 of deposits. The 6.4 cents is anticipated for the years 1997 through 1999, then decreasing further to 2.4 cents from year 2000 to 2017, assuming a merger of SAIF and the Bank Insurance Fund ("BIF")

  NET INTEREST INCOME. Net interest income increased from $2.8 million for the fiscal year ended June 30, 1996 to $3.9 million for the 1997 fiscal year, an increase of $1.1 million. This reflects an increase of $0.7 million in interest income to $7.5 million from $6.8 million and a decrease in interest expense of $500,000 to $3.5 million from $4.0 million. The net increase was primarily due to an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 118.71% in 1997 from 108.57% in fiscal 1996.

  For the year ended June 30, 1997, the average yield on interest-earning assets was 8.33% compared to 8.00% for fiscal 1996. The average cost of interest-bearing liabilities was 4.67% for the year ended June 30, 1997, a decrease from 5.10% for fiscal 1996. The average balance of interest-earning assets increased $4.5 million to $89.8 million for the year ended June 30, 1997 compared to $85.3 million for fiscal 1996. During the same period, the average balance of interest-bearing liabilities decreased by $2.9 million to $75.6 million for the year ended June 30, 1997 from $78.5 million in fiscal 1996.

  The average interest rate spread was 3.66% for the year ended June 30, 1997 compared to 2.90% for fiscal 1996. The average net interest margin increased to 4.39% for the year ended June 30, 1997 compared to 3.31% for the year ended June 30, 1996.

  PROVISION FOR LOAN LOSSES. During the year ended June 30, 1997, the Company recorded a $60,000 provision for loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, construction loans and consumer loans and has experienced charge-offs of $60,000 and $236,000 in the past two years. The allowance for loan losses of $436,000, or 0.48%, of loans receivable, net at June 30, 1997 compared to $388,000, or 0.49%, of loans receivable, net at June 30, 1996. The allowance for loan losses as a percentage of nonperforming assets was 37.68% at June 30, 1997 compared to 60.34% at June 30, 1996, due to an increase in the Company's nonperforming assets during fiscal 1997. Nonperforming assets aggregated $1,157,000 at June 30, 1997, including nonaccruing one-to-four family residential loans of $573,000.

  NONINTEREST INCOME. For the year ended June 30, 1997, noninterest income decreased by $60,000, or 9.1%, compared to the year ended June 30, 1996, due primarily to a decrease in the net realized gain on sale of investment and mortgage-backed securities available-for-sale of $54,000 during the year ended June 30, 1996. There were no sales during the year ended June 30, 1997.

  NONINTEREST EXPENSE. Noninterest expense increased $768,000 to $3.1 million for the year ended June 30, 1997 from $2.3 million for the year ended June 30, 1996. Of this increase, $441,000 was attributable to the one-time special SAIF assessment, $240,000 was attributable to compensation, due to general wage increases and ESOP-related expense, and $102,000 was due to an increase in other noninterest expense, primarily due to expenses incurred as a publicly-owned stock institution.

  INCOME TAXES. Income taxes increased $162,000 to $485,000 for the year ended June 30, 1997 from $323,000 for the year ended June 30, 1996. The increase is due to the increase in pretax income. The Company's effective tax rates were 35% for fiscal 1997 and 36% for fiscal 1996.

 ASSET LIABILITY MANAGEMENT

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

  The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1998, which are expected to reprice or mature in each of the future time periods shown, assuming a 23% annual prepayment rate for fixed-rate real estate loans, an 18% annual prepayment rate for mortgage-backed securities, an 8% annual prepayment rate for adjustable-rate real estate loans and an 8% annual prepayment rate for consumer loans. Except for deposits, which are classified as repricing in the "within 1 year" category, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset liability.

                                           MATURING OR REPRICING
                          --------------------------------------------------------
                          WITHIN                                    OVER
                          1 YEAR   1-3 YEARS 3-5 YEARS 5-10 YEARS 10 YEARS  TOTAL
                          -------  --------- --------- ---------- -------- -------
                                          (DOLLARS IN THOUSANDS)
Interest-earning as-
 sets...................  $82,958   18,360     8,123      4,674       707  114,822
Loans receivable,
 net(1).................       21       29        17         14       --        81
Mortgage-backed securi-
 ties...................        3        6         6         19        64       98
Investment securities...    2,424      --        --         --        --     2,424
Investments in other fi-
 nancial institutions...    1,025      --        --         --        --     1,025
                          -------   ------    ------     ------    ------  -------
    Total interest-
     earning assets(1)..   86,431   18,395     8,146      4,707       771  118,450
                          =======   ======    ======     ======    ======  =======
Interest-bearing liabil-
 ities:
  Savings deposits......    3,680      --        --         --        --     3,680
  Demand and NOW
   deposits.............   14,644      --        --         --        --    14,644
  Certificate accounts..   39,834   16,790     6,539      1,980       --    65,143
  FHLB advances.........   19,500      --        --         --        --    19,500
                          -------   ------    ------     ------    ------  -------
    Total interest-
     bearing
     liabilities........   77,658   16,790     6,539      1,980       --   102,967
                          =======   ======    ======     ======    ======  =======
Interest sensitivity
 gap....................  $ 8,773    1,605     1,607      2,727       771   15,483
Cumulative interest sen-
 sitivity gap...........  $ 8,773   10,378    11,985     14,712    15,483   15,483
Ratio of interest-earn-
 ing assets to interest-
 bearing liabilities....   111.30%  109.56%   124.58%    237.73%       --%  115.04%
Ratio of cumulative gap
 to total assets........     7.08%    8.38%     9.68%     11.88%    12.50%   12.50%

--------
(1) Calculated net of deferred loans fees, loan discounts, loans in process and loan loss reserves.

 NET PORTFOLIO VALUE

  In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision ("OTS") adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at June 30, 1998, as calculated by the OTS, based on information provided to the OTS by the Bank.

            INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)

                                                                    NPV AS
                             NPV                                % OF PV ASSETS
-------------------------------------------------------------- -----------------
CHANGE
IN RATES                      $ AMOUNT     $ CHANGE   % CHANGE NPV RATIO CHANGE
--------                     -----------  ----------- -------- --------- -------
                             (DOLLARS IN THOUSANDS)
+400 bp..................... $    14,352       -1,186    -8%     11.83%   -47 bp
+300 bp.....................      15,100         -438    -3      12.28     -2 bp
+200 bp.....................      15,598           60     0      12.54    +24 bp
+100 bp.....................      15,755          217    +1      12.56    +25 bp
0 bp........................      15,538                         12.31
-100 bp.....................      15,137         -401    -3      11.93    -38 bp
-200 bp.....................      14,648         -890    -6      11.49    -82 bp
-300 bp.....................      14,477       -1,061    -7      11.27   -104 bp
-400 bp.....................      14,499       -1,039    -7      11.18   -112 bp

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

  The primary investing activity of the Company is originating adjustable-rate mortgages, construction loans and consumer loans. For the fiscal years ended June 30, 1998 and 1997, the Bank originated loans for its portfolio in the amount of $83 million and $58 million, respectively.

  The Bank is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits and specified U.S. government, state or federal agency obligations) of not less than 4.0% of its average daily balance of net withdrawable accounts plus short-term borrowings.

  It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 4.01% and 6.37%, respectively, at June 30, 1998 and 1997.

  The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At June 30, 1998 and 1997, cash and cash equivalents were $3.1 million and $4.0 million, respectively.

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

  At June 30, 1998, the Bank had outstanding loan commitments of $567,000 and undisbursed loans in process of $18.7 million.

  Certificates of deposit which are scheduled to mature in one year or less at June 30, 1998 were $38.8 million. Management believes that a significant portion of such deposits will remain with the Bank.

  At June 30, 1998, the Bank had tangible capital of $13.0 million, or 10.5%, of total adjusted assets, which is approximately $11.1 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. The Bank had core capital of $13.0 million, or 10.5%, of adjusted total assets, which is $9.3 million above the minimum leverage ratio requirement of 3.0% in effect on that date. The Bank had total risk-based capital of $13.7 million and total risk-weighted assets of $111.8 million, or total capital of 12.2% of risk-weighted assets. This was $4.6 million above the 8.0% requirement in effect on that date.

 RECENT ACCOUNTING DEVELOPMENTS

  The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in June 1997. SFAS No. 130 will require the Company to classify items of other comprehensive income by their nature in the consolidated financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the consolidated statement of stockholders' equity. SFAS No. 131 requires that public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management. Both SFAS No. 130 and SFAS No. 131 are effective for the Company's year ending June 30, 1999. The adoption of the standards is not expected to have a significant impact on the consolidated financial statements of the Company.

  The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations, nor will adoption require additional capital resources.

 YEAR 2000 ISSUE

  The Board of Directors and the management of the Company have established a formal process for the implementation of a plan to evaluate and correct the problems that the year 2000 could cause to the Company's critical automated systems. The year 2000 problem exists because many automated systems use only two digit fields to represent the year, such as "98" representing 1998. However, with the two digit format, the year 2000 is indistinguishable from 1900, 2001 from 1901, and so on. Should these critical systems fail in the year 2000, the Company would have difficulty in processing transactions for loan and deposit customers, which could cause significant damage to the Company's important customer relationships.

  The Company's year 2000 implementation process was established using a standard framework set forth by the OTS. The process includes separate phases for awareness, assessment, renovation, validation and implementation. The Company's year 2000 plan also includes the development and implementation of a contingency plan for each of the Company's critical automated systems if they should fail to become year 2000 compliant by certain target dates. Such contingency plans should be completed by the end of the fourth calendar quarter in 1998. Since the Company does not develop any of the software programs that are utilized, the process is focused on follow-up and testing of software provided by third-party vendors and data centers to ensure their renovation. Also, the process attends to pre-packaged computer software, personal computer and server hardware, and other electronic equipment.

  The data processing of the Bank's core operations is provided by a third-party service bureau. Management has received assurances from the Bank's service bureau that it is progressing toward its goal of making their software and data center hardware year 2000 compliant. The Bank is participating in testing procedures and it continues to prudently monitor the progress reports received from the vendor. In the year 2000 process, the Company has also evaluated the hardware and software on its wide-area network ("WAN"). To date, the Company has completed the awareness and assessment phases of the year 2000 process. The plan's renovation will occur in the third and fourth calendar quarters of 1998, with validation and implementation phases to occur by March 31, 1999. Management estimates that the year 2000 implementation process will cost between $100,000 and $150,000, which includes the cost of capitalized computer hardware for the WAN and other costs to perform testing and validation of services provided by the Company's service bureau and other third parties.

  The Company has previously had an on-site examination of its year 2000 process, which was performed by the OTS, its primary regulator. Management is continuing to work closely with vendors, service providers and regulators to accomplish its goal of a smooth transition to the year 2000.

 IMPACT OF INFLATION AND CHANGING PRICES

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

 FORWARD-LOOKING STATEMENTS

  In addition to historical information, this Annual Report contains forward-looking statements. The forward-looking statements contained in the following sections are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers should not place undue reliance on these forward-looking statements, as they reflect management's analysis as of the date of this report. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including Quarterly 10-Q reports and reports filed on Form 8-K.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
CBES Bancorp, Inc.:

  We have audited the accompanying consolidated balance sheets of CBES Bancorp, Inc. and subsidiary as of June 30, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBES Bancorp, Inc. and subsidiary as of June 30, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

August 26, 1998

                       CBES BANCORP, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                             JUNE 30, 1998 AND 1997

                                                        1998          1997
                                                    ------------  ------------
                      ASSETS
Cash and cash equivalents.......................... $    675,906  $    588,056
Interest-bearing deposits in other financial
 institutions......................................    2,424,192     3,544,294
Investment securities:
  Available-for-sale (amortized cost of $1,000,750
   in 1997) (note 3)...............................          --        996,320
  Held-to-maturity.................................       98,000       100,000
Mortgage-backed securities held-to-maturity
 (estimated fair value of $82,000 and $156,000 in
 1998 and 1997, respectively) (note 4).............       81,066       154,352
Loans held for sale, net...........................    1,579,569       696,617
Loans receivable, net (note 5).....................  113,242,706    90,320,430
Accrued interest receivable:
  Loans receivable.................................      908,793       688,408
  Investment securities............................        2,123        20,028
  Mortgage-backed securities.......................        1,084         1,697
Real estate owned..................................       48,741       168,204
Stock in Federal Home Loan Bank (FHLB), at cost....    1,025,000       810,700
Office property and equipment, net (note 6)........    1,743,503     1,237,823
Deferred income tax benefit (note 9)...............      146,000         7,000
Cash surrender value of life insurance and other
 assets............................................    1,878,936     1,742,557
                                                    ------------  ------------
    Total assets................................... $123,855,619  $101,076,486
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits (note 7)................................ $ 85,776,785  $ 70,692,900
  FHLB advances (note 8)...........................   19,500,000    10,750,000
  Accrued expenses and other liabilities...........      679,789       741,009
  Accrued interest payable on deposits.............      107,761        97,966
  Advance payments by borrowers for property taxes
   and insurance...................................      751,199       725,518
  Current income taxes payable.....................      182,978       294,604
                                                    ------------  ------------
    Total liabilities..............................  106,998,512    83,301,997
                                                    ------------  ------------
Stockholders' equity:
  Common stock, $.01 par; 3,500,000 authorized;
   1,031,851 and 1,024,958 shares issued in 1998
   and 1997, respectively..........................       10,319        10,250
  Additional paid-in capital.......................    9,912,731     9,728,357
  Retained earnings, substantially restricted
   (notes 10, 11 and 13)...........................    9,447,698     8,777,980
  Treasury stock, 92,244 shares at cost in 1998....   (1,433,157)          --
  Unearned employee benefits (note 10).............   (1,080,484)     (739,440)
  Unrealized losses on available-for-sale
   securities, net of tax..........................          --         (2,658)
                                                    ------------  ------------
    Total stockholders' equity.....................   16,857,107    17,774,489
Commitments (note 5)...............................
                                                    ------------  ------------
Total liabilities and stockholders' equity......... $123,855,619  $101,076,486
                                                    ============  ============

          See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                                    1998      1997      1996
                                                 ---------- --------- ---------
Interest income:
  Loans receivable.............................. $9,046,683 7,296,558 6,515,006
  Mortgage-backed securities....................      7,348    18,133   135,461
  Investment securities.........................     19,960    61,247   100,448
  Other.........................................    192,008    98,075    72,957
                                                 ---------- --------- ---------
    Total interest income.......................  9,265,999 7,474,013 6,823,872
                                                 ========== ========= =========
Interest expense:
  Deposits (note 7).............................  3,813,986 3,045,250 3,251,677
  FHLB advances.................................    705,884   488,766   753,745
                                                 ---------- --------- ---------
    Total interest expense......................  4,519,870 3,534,016 4,005,422
                                                 ---------- --------- ---------
Net interest income.............................  4,746,129 3,939,997 2,818,450
Provision for loan losses (note 5)..............    266,514    59,693   235,828
                                                 ---------- --------- ---------
Net interest income after provision for loan
 losses.........................................  4,479,615 3,880,304 2,582,622
                                                 ---------- --------- ---------
Noninterest income:
  Gain on sales of loans, net...................    459,813   156,708   184,899
  Customer service charges......................    224,101   214,863   197,577
  Loan servicing fees...........................     54,712    97,623    92,247
  Net realized gain on sale of investment and
   mortgage-backed securities available-for-
   sale.........................................        --        --     54,205
  Other.........................................    128,273   127,051   127,161
                                                 ---------- --------- ---------
    Total noninterest income....................    866,899   596,245   656,089
                                                 ========== ========= =========
Noninterest expense:
  Compensation, payroll taxes and fringe bene-
   fits (note 10)...............................  2,192,707 1,443,398 1,203,276
  Office property and equipment.................    412,640   297,454   274,213
  Data processing...............................    166,401   165,612   171,257
  Federal insurance premiums (note 7)...........     48,149   532,794   157,259
  Advertising...................................    124,414    73,036    60,253
  Real estate owned and repossessed assets......     65,018    34,542    14,351
  Other.........................................    739,357   559,666   457,902
                                                 ---------- --------- ---------
    Total noninterest expense...................  3,748,686 3,106,502 2,338,511
                                                 ========== ========= =========
Earnings before income taxes....................  1,597,828 1,370,047   900,200
Income taxes (note 9)...........................    543,586   485,487   323,376
                                                 ---------- --------- ---------
Net earnings.................................... $1,054,242   884,560   576,824
                                                 ========== ========= =========
Earnings per share:
  Basic......................................... $     1.12       .94       --
  Diluted.......................................       1.11       .94       --
                                                 ========== ========= =========

          See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                                                                  UNREALIZED
                                                                                   NET GAIN
                                  ADDITIONAL                         UNEARNED      (LOSS) ON
                          COMMON   PAID-IN   RETAINED    TREASURY    EMPLOYEE   AVAILABLE-FOR-
                           STOCK   CAPITAL   EARNINGS     STOCK      BENEFITS   SALE SECURITIES   TOTAL
                          ------- ---------- ---------  ----------  ----------  --------------- ----------
Balance at June 30,
 1995...................  $   --        --   7,505,716         --          --       (24,858)     7,480,858
Net earnings............      --        --     576,824         --          --           --         576,824
Change in unrealized
 gain (loss) on
 available-for-sale
 securities.............      --        --         --          --          --         8,208          8,208
                          ------- ---------  ---------  ----------  ----------      -------     ----------
Balance at June 30,
 1996...................      --        --   8,082,540         --          --       (16,650)     8,065,890
Net earnings............      --        --     884,560         --          --           --         884,560
Sale of common stock,
 net of offering costs..   10,250 9,685,124        --          --          --           --       9,695,374
Change in unrealized
 gain (loss) on
 available-for-sale
 securities.............      --        --         --          --          --        13,992         13,992
Unearned employee stock
 ownership plan (ESOP)
 shares.................      --        --         --          --     (819,960)         --        (819,960)
Allocation of ESOP
 shares.................      --     43,233        --          --       80,520          --         123,753
Dividend declared ($.20
 per share).............      --        --    (189,120)        --          --           --        (189,120)
                          ------- ---------  ---------  ----------  ----------      -------     ----------
Balance at June 30,
 1997...................   10,250 9,728,357  8,777,980         --     (739,440)      (2,658)    17,774,489
Net earnings............      --        --   1,054,242         --          --           --       1,054,242
Change in unrealized
 gain (loss) on
 available-for-sale
 securities.............      --        --         --          --          --         2,658          2,658
Allocation of ESOP
 shares.................      --    132,003        --          --      120,580          --         252,583
Purchase of 92,244
 shares of treasury
 stock..................      --        --         --   (2,090,907)        --           --      (2,090,907)
Adoption of Recognition
 and Retention Plan
 (RRP) (note 10)........       69    52,371        --      657,750    (710,190)         --             --
Amortization of RRP, net
 of forfeitures.........      --        --         --          --      248,566          --         248,566
Dividend declared ($.42
 per share).............      --        --    (384,524)        --          --           --        (384,524)
                          ------- ---------  ---------  ----------  ----------      -------     ----------
Balance at June 30,
 1998...................  $10,319 9,912,731  9,447,698  (1,433,157) (1,080,484)         --      16,857,107
                          ======= =========  =========  ==========  ==========      =======     ==========


          See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                             1998         1997         1996
                                         ------------  -----------  -----------
Cash flows from operating activities:
 Net earnings..........................  $  1,054,242      884,560      576,824
 Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
 Provision for loan losses.............       266,514       59,693      235,828
 Depreciation..........................       209,897      147,587      132,335
 Amortization of RRP and allocation of
  ESOP shares..........................       501,149      123,753          --
 Net realized gain on sale of
  securities available-for-sale........           --           --       (54,205)
 (Gain) loss on disposition of real
  estate owned, net....................        (3,227)      14,930          --
 Proceeds from sale of loans held for
  sale.................................    23,217,640   11,444,211   16,276,153
 Origination of loans held for sale....   (23,640,779) (11,618,120) (14,938,346)
 Gain on sale of loans, net............      (459,813)    (156,708)    (184,899)
 Premium amortization and accretion of
  discounts and deferred loan fees,
  net..................................      (466,442)    (330,292)    (282,871)
 Provision for deferred income taxes...      (140,772)       6,672      (55,472)
 FHLB stock dividends..................           --           --       (16,000)
 Changes in assets and liabilities:
  Accrued interest receivable..........      (201,867)     (84,296)     (53,786)
  Other assets.........................      (136,379)      10,947     (172,428)
  Accrued expenses and other
   liabilities.........................       (75,077)     121,272       47,989
  Accrued interest payable on
   deposits............................         9,795      (13,261)       6,458
  Current income taxes payable.........      (111,626)      28,295      271,869
                                         ------------  -----------  -----------
Net cash provided by operating
 activities............................        23,255      639,243    1,789,449
                                         ------------  -----------  -----------
Cash flows from investing activities:
 Net increase in loans receivable......   (23,047,384) (11,194,574)  (1,632,432)
 Purchase of investment securities
  held-to-maturity.....................           --           --      (100,000)
 Purchase of FHLB stock................      (214,300)         --           --
 Maturity of investment securities
  available-for-sale...................     1,000,000    1,000,000          --
 Maturity of investment securities
  held-to-maturity.....................         2,000          --           --
 Sales of investment securities
  available-for-sale...................           --           --     4,046,846
 Mortgage-backed securities principal
  repayments...........................        73,108      243,910      553,490
 Purchase of office property and
  equipment............................      (715,577)    (112,503)    (116,890)
 Proceeds from sale of real estate
  owned................................       448,654        9,000          --
 Purchase of life insurance policies...           --           --    (1,420,000)
                                         ------------  -----------  -----------
Net cash provided by (used in)
 investing activities..................  $(22,453,499) (10,054,167)   2,751,014
                                         ============  ===========  ===========
Cash flows from financing activities:
 Proceeds from sale of common stock,
  net of issuance costs................  $        --     8,875,414          --
 Increase (decrease) in deposits.......    15,083,885    2,523,340     (104,916)
 Proceeds from FHLB advances...........    22,750,000   32,250,000   23,650,000
 Repayments of FHLB advances...........   (14,000,000) (33,500,000) (27,526,915)
 Increase (decrease) in advance
  payments by borrowers for property
  taxes and insurance..................        25,681       33,721     (172,983)
 Purchase of treasury stock............    (2,090,907)         --           --
 Dividends paid........................      (370,667)     (94,560)         --
                                         ------------  -----------  -----------
Net cash provided by (used in)
 financing activities..................    21,397,992   10,087,915   (4,154,814)
                                         ------------  -----------  -----------
Net increase (decrease) in cash and
 cash equivalents......................    (1,032,252)     672,991      385,649
Cash and cash equivalents at the
 beginning of the year.................     4,132,350    3,459,359    3,073,710
Cash and cash equivalents at the end of
 the year..............................  $  3,100,098    4,132,350    3,459,359
Supplemental disclosure of cash flow
 information:
 Cash paid during the year for income
  taxes................................  $    643,000      360,000      122,000
 Cash paid during the year for
  interest.............................  $  4,510,075    3,547,276    3,998,964
Supplemental schedule of noncash
 investing and financing activities:
 Conversion of loans to real estate
  owned................................  $    325,964      192,134          --
 Loans made to finance sales of real
  estate owned.........................  $    476,818        9,000          --
 Dividends declared and payable........  $    116,353       94,560          --
 Unearned ESOP shares..................  $        --       819,960          --
 Allocation of RRP shares..............  $    710,190          --           --

          See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JUNE 30, 1998 AND 1997

(1) CONVERSION AND ACQUISITION OF THE ASSOCIATION BY THE COMPANY

  CBES Bancorp, Inc. (the Company) was incorporated in September 1996 for the purpose of becoming the savings and loan holding company of Community Bank of Excelsior Springs, a Savings Bank (the Bank) in connection with the Bank's conversion from a federally chartered mutual savings and loan to a federally chartered stock savings and loan. Pursuant to its Plan of Conversion, on September 19, 1996, the Company issued and sold 1,024,958 shares of its common stock, in a subscription and community offering to the Bank's depositors and borrowers, the Company's employee stock ownership plan (ESOP) and the general public. Total proceeds of the offering, net of costs and funding the ESOP, were approximately $8,875,000. The Company utilized $4,858,000 of the net proceeds to acquire all of the common stock issued by the Bank in connection with its conversion. The remaining proceeds were retained by the Company and used to fund a loan to the Bank to facilitate the paydown of borrowings from the Federal Home Loan Bank (FHLB).

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

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (A) PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

  The accompanying consolidated financial statements include the accounts of the Company and the Bank and its wholly-owned subsidiary, CBES Service Corporation. Amounts for 1996 are those of the Bank. Significant intercompany balances and transactions have been eliminated in consolidation.

 (B) CASH AND CASH EQUIVALENTS

  For purposes of the consolidated statements of cash flows, all investments with a maturity of three months or less at date of purchase are considered cash equivalents.

 (C) MORTGAGE-BACKED AND INVESTMENT SECURITIES

  The Company classifies its investment and mortgage-backed securities portfolio as held-to-maturity, which are recorded at amortized cost, or available-for-sale, which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

reported as a separate component of stockholders' equity until realized. Transfers of securities from available-for-sale to held-to-maturity are recorded at fair value at the date of transfer and unrealized holding gains or losses are amortized over the remaining life of the security.

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

 (D) LOANS

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

 (E) ALLOWANCE FOR LOAN LOSSES

  The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

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

 (F) MORTGAGE BANKING ACTIVITIES

  The Company accounts for its mortgage servicing rights in accordance with Statement of Financial Accounting Standards (SFAS) No. 122, Accounting for Mortgage Servicing Rights, as amended by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement requires that the value of retained mortgage servicing rights related to loans originated and sold after January 1, 1996 be capitalized as an asset, thereby increasing the gain on sale of the loan by the amount of the asset. Such mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income. Any remaining unamortized amount is charged to expense if the related loan is repaid prior to

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

maturity. Management monitors the capitalized mortgage servicing rights for impairment based on the fair value of those rights. Any impairment is recognized through a valuation allowance.

  Included in gains on sales of loans are capitalized mortgage servicing rights aggregating $87,000 and $30,000 in 1998 and 1997, respectively. Amortization expense related to the capitalized servicing rights, included as a reduction of loan servicing fees in the accompanying consolidated statements of earnings, aggregated $18,000 and $4,000 during 1998 and 1997, respectively.

  At June 30, 1998 and 1997, the Bank was servicing loans for others amounting to $30,442,000 and $29,812,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at June 30, 1998 and 1997 amounted to $259,000 and $264,000, respectively.

 (G) REAL ESTATE OWNED

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

 (H) STOCK IN FEDERAL HOME LOAN BANK OF DES MOINES

  The Bank is a member of the FHLB system. As a member, the Bank is required to purchase and hold stock in the FHLB of Des Moines in an amount equal to the greater of (a) 1% of unpaid residential loans, (b) 5% of outstanding FHLB advances, or (c) .3% of total assets. FHLB stock is carried at cost in the accompanying consolidated balance sheets.

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

 (K) USE OF ESTIMATES

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 (L) EARNINGS PER SHARE

  Basic earnings per share is based upon the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share includes the effects of all dilutive potential common shares outstanding during each period. Unallocated ESOP shares are excluded from outstanding shares. 1997 per share information assumes the shares issued in September 1996 had been outstanding for the entire period and further assumes no earnings or reinvested proceeds from the sale of shares.

  The shares used in the calculation of basic and diluted earnings per share are shown below:

                                                 FOR THE YEARS ENDED JUNE 30,
                                                 -------------------------------
                                                    1998       1997     1996
                                                 ---------- ---------- ---------
   Weighted average common shares outstanding...    940,742    945,907    --
   Stock options................................      5,154        --     --
                                                 ---------- ---------- ------
                                                    945,896    945,907    --
                                                 ========== ========== ======

 (M) FUTURE ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in June 1997. SFAS No. 130 will require the Company to classify items of other comprehensive income by their nature in the consolidated financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of stockholders' equity. SFAS No. 131 requires that public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management. Both SFAS No. 130 and SFAS No. 131 are effective for the Company's year ending June 30, 1999. The adoption of the standards is not expected to have a significant impact on the consolidated financial statements of the Company.

  The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations, and adoption will not require additional capital resources.

(3) INVESTMENT SECURITIES

  A summary of investment securities available-for-sale is as follows:

                                                GROSS      GROSS    ESTIMATED
                                   AMORTIZED  UNREALIZED UNREALIZED   FAIR
                                      COST      GAINS      LOSSES     VALUE
                                   ---------- ---------- ---------- ---------
   June 30, 1997:
    U. S. government and agency
     obligations maturing within
     one year..................... $1,000,750    --        (4,430)   996,320

  There were no sales of investment securities during the years ended June 30, 1998 and 1997. During the year ended June 30, 1996, the Bank recognized gross gains of $5,011 and no gross losses on proceeds of $1,083,687 from the sale of its investment in a mutual fund.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(4) MORTGAGE-BACKED SECURITIES

  Mortgage-backed securities held-to-maturity consisted of the following at June 30, 1998 and 1997:

                                     AMORTIZED UNREALIZED UNREALIZED ESTIMATED
                                       COST      GAINS      LOSSES   FAIR VALUE
                                     --------- ---------- ---------- ----------
June 30, 1998:
 Federal Home Loan Mortgage
  Corporation (FHLMC) participation
  certificates...................... $ 80,358      720        --       81,078
 Pass-through certificate guaranteed
  by Government National Mortgage
  Association (GNMA)................      708       19        --          727
                                     --------    -----       ----     -------
                                      $81,066      739        --       81,805
                                     ========    =====       ====     =======
June 30, 1997:
 FHLMC participation certificates... $152,047    1,977       (198)    153,826
 Pass-through certificate guaranteed
  by GNMA...........................    2,305       45        --        2,350
                                     --------    -----       ----     -------
                                     $154,352    2,022       (198)    156,176
                                     ========    =====       ====     =======

  There were no sales of mortgage-backed securities during the years ended June 30, 1998 and 1997. During the year ended June 30, 1996, the Bank recognized gross gains of $52,722 and gross losses of $3,528 on proceeds of $2,963,159 from the sale of mortgage-backed securities available-for-sale.

(5) LOANS RECEIVABLE

  Loans receivable consisted of the following at June 30, 1998 and 1997:

                                                          1998        1997
                                                      ------------ -----------
   Real estate:
    One-to-four family residential................... $ 63,922,360  56,562,611
    Construction.....................................   48,640,551  30,332,097
    Land.............................................    4,243,136   3,392,727
    Commercial.......................................    2,767,600   1,520,262
    Multifamily......................................    1,602,006     747,921
    Consumer loans...................................   11,890,754  10,900,375
                                                      ------------ -----------
                                                       133,066,407 103,455,993
                                                      ============ ===========
   Less:
    Loans in process.................................   18,660,635  12,349,562
    Deferred loan origination fees and discounts on
     loans, net......................................      494,066     350,001
    Allowance for loan losses........................      669,000     436,000
                                                      ------------ -----------
                                                      $113,242,706  90,320,430
                                                      ============ ===========

  At June 30, 1998 and 1997, the Bank was committed to originate first mortgage loans aggregating approximating $567,000 and $791,000, respectively, of which $196,000 and $31,000 was committed to be sold to a third party. Fixed rate loan commitments approximated $397,000 at June 30, 1998, with rates ranging from 6.75% to 8.00% and $791,000 at June 30, 1997, with rates ranging from 8.00% to 9.00%. There were no commitments to buy loans at June 30, 1998 or 1997.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The Company had loans to directors and officers at June 30, 1998 and 1997 which carry terms similar to those for other loans. A summary of such loans is as follows:

                                                             1998       1997
                                                          ----------  ---------
   Balance at beginning of year.......................... $1,249,000  1,357,000
   New loans.............................................    357,000    176,000
   Payments..............................................   (560,000)  (284,000)
                                                          ----------  ---------
   Balance at end of year................................ $1,046,000  1,249,000
                                                          ==========  =========

  A summary of activity in the allowance for loan losses for the years ended June 30, 1998, 1997 and 1996 is as follows:

                                                      1998     1997      1996
                                                    --------  -------  --------
   Balance at beginning of year.................... $436,000  388,000   226,000
   Provision for loan losses.......................  266,514   59,693   235,828
   Charge-offs.....................................  (83,388) (52,874) (107,408)
   Recoveries......................................   49,874   41,181    33,580
                                                    --------  -------  --------
   Balance at end of year.......................... $669,000  436,000   388,000
                                                    ========  =======  ========

  Nonaccrual loans at June 30, 1998 and 1997 aggregated approximately $678,000 and $916,000, respectively. Gross interest income which would have been recorded had the nonaccruing loans been in accordance with their original terms amounted to $34,000 and $36,000 for the years ended June 30, 1998 and 1997, respectively. The amount that was included in income on such loans was $39,000 and $35,000 for the years ended June 30, 1998 and 1997, respectively.

  The Bank evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance. Community Bank's principal lending areas are the economically diverse communities northeast of Kansas City, Missouri.

(6) PREMISES AND EQUIPMENT

  Office property and equipment consist of the following at June 30, 1998 and 1997:

                                                               1998      1997
                                                            ---------- ---------
   Land and land improvements.............................. $  171,130   171,130
   Office buildings........................................  1,437,721 1,321,053
   Furniture and equipment.................................  1,480,919   881,958
                                                            ---------- ---------
                                                             3,089,770 2,374,141
   Less accumulated depreciation...........................  1,346,267 1,136,318
                                                            ---------- ---------
                                                            $1,743,503 1,237,823
                                                            ========== =========

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(7) DEPOSITS

  Deposit balances at June 30, 1998 and 1997 are summarized as follows:

                                                  1998              1997
                                            ----------------  ----------------
Balance by interest rate:
  Noninterest bearing demand
   accounts....................      --     $ 2,309,696    3% $ 1,658,159    2%
  NOW accounts.................  1.75-2.25%   8,852,647   10    8,327,763   12
  Money market.................  2.50-2.75    5,791,338    7    5,394,253    8
  Passbook accounts............  2.25-2.75    3,679,644    4    3,726,022    5
                                            ----------- ----  ----------- ----
                                             20,633,325   24   19,106,197   27
                                            ----------- ----  ----------- ----
  Certificate accounts:          2.00-2.99        1,324  --         1,850  --
                                 4.00-4.99          --   --       888,761    1
                                 5.00-5.99   36,237,309   42   33,442,412   48
                                 6.00-6.99   28,904,827   34   17,237,712   24
                                 7.00-7.99          --   --        15,968  --
                                            ----------- ----  ----------- ----
                                             65,143,460   76   51,586,703   73
                                            ----------- ----  ----------- ----
                                            $85,776,785  100% $70,692,900  100%
                                            =========== ====  =========== ====
Weighted average interest rate
 on deposits at period end.....                         4.84%             4.62%
                                                        ====              ====
Contractual maturity of certif-
 icate accounts:
  Under 12 months..............             $38,849,876   60% $30,789,852   60%
  12 to 24 months..............              14,640,894   22   13,663,487   26
  24 to 36 months..............               3,134,188    5    2,028,949    4
  36 to 48 months..............               3,238,399    5    1,482,116    3
  48 to 60 months..............               3,300,051    5    1,502,400    3
  Over 60 months...............               1,980,052    3    2,119,899    4
                                            ----------- ----  ----------- ----
                                            $65,143,460  100% $51,586,703  100%
                                            =========== ====  =========== ====

  At June 30, 1998 and 1997, deposits of $100,000 or more totaled $6,823,000 and $3,628,000, respectively.

  The components of interest expense on deposits for the years ended June 30, 1998, 1997 and 1996 are as follows:

                                                  1998      1997      1996
                                               ---------- --------- ---------
   NOW, passbook, Super NOW and money market
    demand.................................... $  375,707   380,897   372,422
   Certificates of deposit....................  3,438,279 2,664,353 2,879,255
                                               ---------- --------- ---------
                                               $3,813,986 3,045,250 3,251,677
                                               ========== ========= =========

  During 1997, the Federal Deposit Insurance Corporation imposed a one-time special assessment on Savings Association Insurance Fund (SAIF) assessable deposits. The assessment on the Company's SAIF deposits was $441,000 and is included in federal insurance premiums in the accompanying 1997 consolidated statements of earnings.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(8) FHLB ADVANCES

  The Company had the following debt outstanding from the FHLB of Des Moines at June 30, 1998 and 1997:

                                                            1998        1997
                                                         ----------- ----------
$500,000 advance, interest at 5.72% due December 1998... $   500,000        --
$1,000,000 advance, interest at 5.74% due December
 1998...................................................   1,000,000        --
$1,000,000 advance, interest at 5.75% due December
 1998...................................................   1,000,000        --
$1,000,000 advance, interest at 5.81% due June 1999.....   1,000,000        --
$1,000,000 advance, interest at 5.82% due June 1999.....   1,000,000        --
$1,000,000 advance, interest at 5.86% due June 1998.....         --   1,000,000
$3,000,000 advance, interest at 5.86% due June 1998.....         --   3,000,000
$3,000,000 advance, interest at 5.60% due May 2000......   3,000,000  3,000,000
$3,000,000 advance, interest at 5.46% due November
 2000...................................................   3,000,000        --
$2,000,000 advance, interest at 5.08% due June 2008.....   1,000,000        --
Borrowings on an $8,000,000 line of credit, interest at
 approximately 50 basis points above the U. S. treasury
 bill rate (5.75% at June 30, 1998 and 1997) maturing
 May 1999...............................................   8,000,000  3,750,000
                                                         ----------- ----------
                                                         $19,500,000 10,750,000
                                                         =========== ==========

  The advances and lines of credit to the FHLB are collateralized by first mortgage loans.

  Scheduled maturities of FHLB advances at June 30, 1998 are as follows:

YEAR ENDING JUNE 30,                                                   AMOUNT
--------------------                                                 -----------
  1999.............................................................. $12,500,000
  2000..............................................................   3,000,000
  2001..............................................................   3,000,000
  2002..............................................................         --
  2003..............................................................         --
  Thereafter........................................................   1,000,000
                                                                     -----------
                                                                     $19,500,000
                                                                     ===========

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(9) INCOME TAXES

  Components of income tax expense are as follows:

                                                    FEDERAL    STATE    TOTAL
                                                   ---------  -------  --------
Year ended June 30, 1998:
  Current......................................... $ 600,238   84,348   684,586
  Deferred........................................  (124,000) (17,000) (141,000)
                                                   ---------  -------  --------
                                                   $ 476,238   67,348   543,586
                                                   =========  =======  ========
Year ended June 30, 1997:
  Current......................................... $ 407,807   61,680   469,487
  Deferred........................................    15,000    1,000    16,000
                                                   ---------  -------  --------
                                                   $ 422,807   62,680   485,487
                                                   =========  =======  ========
Year ended June 30, 1996:
  Current......................................... $ 354,792   23,584   378,376
  Deferred........................................   (65,000)  10,000   (55,000)
                                                   ---------  -------  --------
                                                   $ 289,792   33,584   323,376
                                                   =========  =======  ========

  Income tax expense has been provided at effective rates of 34.0%, 35.4% and 35.9% (applied to earnings before taxes) for the years ended June 30, 1998, 1997 and 1996, respectively. The reasons for the differences between the effective tax rates and the corporate federal income tax rate of 34% are as follows:

                                                              1998  1997  1996
                                                              ----  ----  ----
Federal income tax rate...................................... 34.0% 34.0  34.0
Items affecting federal income tax rate:
  ESOP.......................................................  2.2    .6   --
  Increase in cash surrender value of life insurance
   policies, net of nondeductible premiums................... (1.6) (1.0) (1.6)
  State income tax net of federal benefit....................  2.7   1.3   3.3
  Other...................................................... (3.3)   .5    .2
                                                              ----  ----  ----
Effective income tax rate.................................... 34.0% 35.4  35.9
                                                              ====  ====  ====

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences which give rise to deferred tax assets and liabilities at June 30, 1998 and 1997 are as follows:

                                                              1998       1997
                                                            ---------  --------
Accrued compensation....................................... $ 136,000    58,000
Allowance for loan losses..................................   258,000   150,000
Unrealized losses on assets available-for-sale.............       --      2,000
                                                            ---------  --------
Deferred income tax asset..................................   394,000   210,000
                                                            ---------  --------
Loan origination fees......................................  (105,000) (124,000)
Fixed assets...............................................   (75,000)  (65,000)
Originated servicing rights................................   (39,000)      --
Other......................................................   (29,000)  (14,000)
                                                            ---------  --------
Deferred income tax liability..............................  (248,000) (203,000)
                                                            ---------  --------
Net deferred income tax benefit............................ $ 146,000     7,000
                                                            =========  ========

  There was no valuation allowance for deferred tax assets required at June 30, 1998 or 1997. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

  Prior to 1996, savings institutions that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed to deduct, within limitations, a bad debt deduction under either of two alternative methods: (i) a deduction based on a percentage of taxable income (most recently 8%), or (ii) a deduction based upon actual loan loss experience (the Experience Method). The Small Business Job Protection Act (the Act) repealed the bad debt deduction based on a percentage of taxable income effective for taxable years beginning after December 31, 1995. The Company, therefore, is now limited to the use of the bad debt deduction computed under the Experience Method. The Company's base year tax bad debt reserve balance of approximately $1.7 million will, in future years, be subject to recapture in whole or in part upon the occurrence of certain events, such as a distribution to stockholders in excess of the Company's current and accumulated earnings and profits, a redemption of shares or upon a partial or complete liquidation of the Company. The Company does not intend to make distributions to stockholders that would result in recapture of any portion of its base year bad debt reserve. Since management intends to use the reserve only for the purpose for which it was intended, a deferred tax liability of approximately $578,000 has not been recorded.

(10) BENEFIT PLANS

 DEFERRED COMPENSATION PLAN

  Effective March 1995, the Bank entered into deferred compensation agreements with members of the Board of Directors and Officers. The agreements provide for monthly payments to the individuals or their beneficiaries for between ten and fifteen years following retirement. The agreements are accounted for on an individual basis with the cost accrued over the individual's period of service. Expense under the agreements for the years ended June 30, 1998, 1997 and 1996 was approximately $51,000, $45,000 and $39,000, respectively. The Directors/Officers and their beneficiaries are general unsecured creditors of the Bank for all amounts due under these agreements.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 EMPLOYEE STOCK OWNERSHIP PLAN

  Qualified employees of the Company and Bank participate in an ESOP. In connection with the conversion described in note 1, the ESOP borrowed $819,960 from the Company, the proceeds of which were used to acquire 81,996 shares of the Company's common stock. Contributions from the Company and the Bank, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants are fully vested after five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying consolidated balance sheets. As of June 30, 1998 and 1997, 12,062 and 8,052 shares, respectively, had been allocated to participants. Compensation and benefits expense in 1998 and 1997, representing the fair value of allocated shares, was $252,583 and $123,753, respectively. The fair value of the remaining unallocated shares at June 30, 1998 aggregated approximately $1,242,000.

 RECOGNITION AND RETENTION PLAN

  During 1998, the Company adopted a RRP. Under the RRP, common stock aggregating 36,893 shares was awarded to certain officers and directors of the Company and the Bank. The awards do not require any payment by the recipients. The shares were 20% vested upon adoption of the RRP with the remaining shares vesting equally over four years. The fair value of the shares at the date of award, aggregating $710,190, has been included in unearned compensation in the accompanying consolidated balance sheet and will be amortized to expense over the vesting period. The Company recognized RRP expense of $248,566 in 1998.

 401(K) PLAN

  During June 1996, the Company established a defined contribution 401(k) plan covering substantially all employees. The plan provides for discretionary employer contributions. Employer contributions were $4,000 in both 1998 and 1997, respectively.

(11) STOCK OPTIONS

  During 1998, the Company adopted a stock option plan. Under the plan, options to acquire 92,247 shares of the Company's common stock may be granted to certain officers, directors and employees of the Company or the Bank. The options enable the recipient to purchase stock at an exercise price equal to the fair value of the stock at the date of the grant. On October 28, 1997, the Company granted options to acquire 92,247 shares for $19.25 per share. The options vest over five years and are exercisable for up to ten years.

  SFAS No. 123, Accounting for Stock-Based Compensation, permits entities to recognize, as expense over the vesting period, the fair value of stock-based awards. Alternately, SFAS No. 123 allows entities to disclose pro forma net income and income per share as if the fair value-based method defined in SFAS No. 123 had been applied, while continuing to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, under which compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price.

  The Company has elected to apply the recognition provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. If compensation expense for the stock options had been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net earnings and diluted earnings per share would have been reduced by approximately $64,000 or $.06 per diluted share in 1998.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Following is a summary of the fair values of options granted using the Black-Scholes option-pricing model:

     Fair value at grant date.........................................   $19.25
     Assumptions:
       Dividend yield.................................................     2.06%
       Volatility.....................................................    15.00%
       Risk-free interest rate........................................     5.60%
       Expected life.................................................. 10 years

(12) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

  The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customer financing needs. These financial instruments consist principally of commitments to extend credit. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Bank does not generally require collateral or other security on unfunded loan commitments until such time that loans are funded.

  In addition to financial instruments with off-balance sheet risk, the Bank is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas. The Bank's principal lending area consists of the agricultural-based rural communities northeast of Kansas City, Missouri and the Bank's loans are primarily to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Bank's loan portfolio is dependent upon market conditions in that area. This geographic concentration is considered in management's establishment of the allowance for loan losses.

(13) REGULATORY CAPITAL REQUIREMENTS

  The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of June 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject. To be categorized as well capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum total risk-based, leverage risk-based, tangible and core capital ratios as set forth in the table.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The Bank met all regulatory capital requirements at June 30, 1998 and 1997. The Bank's actual and required capital amounts and ratios as of June 30, 1998 were as follows:

                                                                TO BE WELL CAPITALIZED
                                               FOR CAPITAL      UNDER PROMPT CORRECTIVE
                              ACTUAL        ADEQUACY PURPOSES      ACTION PROVISIONS
                         -----------------  ----------------------------------------------
                           AMOUNT    RATIO    AMOUNT    RATIO       AMOUNT      RATIO
                         ----------- -----  ----------- ---------------------- -----------
Tangible capital (to
 tangible assets)....... $13,000,000 10.51% $ 1,855,000  1.50%  $          --       -- %
Tier I leverage (core)
 capital
 (to adjusted tangible
 assets)................  13,000,000 10.51    3,710,000  3.00        6,184,000     5.00
Risk-based capital
 (to risk-weighted as-
 sets)..................  13,508,000 12.08    8,945,000  8.00       11,181,000    10.00
Tier I leverage risk-
 based capital
 (to risk-weighted as-
 sets)..................  13,000,000 11.63          --    --         6,709,000     6.00

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

  Fair value estimates of the Company's financial instruments as of June 30, 1998 and 1997, including methods and assumptions utilized, are set forth below:

                                           1998                   1997
                                 ------------------------ ---------------------
                                   CARRYING    ESTIMATED   CARRYING  ESTIMATED
                                    AMOUNT    FAIR VALUE    AMOUNT   FAIR VALUE
                                 ------------ ----------- ---------- ----------
Investment securities..........  $        --          --     996,320    996,000
                                 ------------ ----------- ---------- ----------
Mortgage-backed securities.....  $     81,066      82,000    154,352    156,000
                                 ------------ ----------- ---------- ----------
Loans, net of loans in
 process.......................  $114,822,275 116,048,000 91,106,431 93,208,000
                                 ------------ ----------- ---------- ----------
Noninterest bearing demand
 deposit.......................  $  2,309,696   2,310,000  1,658,159  1,658,000
Money market and NOW deposits..    14,643,985  14,644,000 13,722,016 13,722,000
Passbook accounts..............     3,679,644   3,680,000  3,726,022  3,726,000
Certificate accounts...........    65,143,460  65,279,000 51,586,703 51,239,000
                                 ------------ ----------- ---------- ----------
Total deposits.................  $ 85,776,785  85,913,000 70,692,900 70,345,000
                                 ------------ ----------- ---------- ----------
FHLB advances..................  $ 19,500,000  19,410,000 10,750,000 10,490,000
                                 ------------ ----------- ---------- ----------

 METHODS AND ASSUMPTIONS UTILIZED

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

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


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

  The estimated fair value of advances from the FHLB is determined by discounting the future cash flows of existing advances using rates currently available on advances from the FHLB with similar characteristics.

 LIMITATIONS

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

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(15) PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

  Presented below are financial statements of the Company (parent only) as of and for the years ended June 30, 1998 and 1997:

                           CONDENSED BALANCE SHEETS
                            JUNE 30, 1998 AND 1997

                                                         1998         1997
                                                      -----------  ----------
Cash and cash equivalents............................ $   108,404     616,521
Investment in subsidiary.............................  13,000,515  12,538,587
ESOP loan receivable.................................     638,867     750,475
Loan receivable from subsidiary......................   3,250,000   4,000,000
                                                      -----------  ----------
Total assets......................................... $16,997,786  17,905,583
                                                      ===========  ==========
Dividends payable.................................... $   116,353     102,496
Other liabilities....................................      24,326      28,598
                                                      -----------  ----------
Total liabilities....................................     140,679     131,094
Stockholders' equity.................................  16,857,107  17,774,489
                                                      -----------  ----------
Total liabilities and stockholders' equity........... $16,997,786  17,905,583
                                                      ===========  ==========

                       CONDENSED STATEMENTS OF EARNINGS
                      YEARS ENDED JUNE 30, 1998 AND 1997

                                                         1998         1997
                                                      -----------  ----------
Interest income...................................... $   238,270     200,955
Other expense, net...................................    (209,118)   (141,767)
                                                      -----------  ----------
Income before equity in undistributed earnings of
 Bank................................................      29,152      59,188
Equity in earnings of Bank...........................   1,025,090     825,372
                                                      -----------  ----------
Net income........................................... $ 1,054,242     884,560
                                                      ===========  ==========

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


                      CONDENSED STATEMENTS OF CASH FLOWS
                      YEARS ENDED JUNE 30, 1998 AND 1997

                                                          1998        1997
                                                       ----------  ----------
Cash provided by operating activities:
 Net earnings......................................... $1,054,242     884,560
 Change in other liabilities..........................     (4,272)     26,284
 Undistributed earnings of Bank....................... (1,025,090)   (825,372)
                                                       ----------  ----------
Cash provided by operating activities.................     24,880      85,472
                                                       ----------  ----------
Cash used by investing activities:
 Net decrease (increase) in loans receivable..........    861,608  (4,750,475)
 Investment in Bank...................................        --   (4,319,290)
                                                       ----------  ----------
Cash provided by (used in) investing activities.......    861,608  (9,069,765)
                                                       ----------  ----------
Cash provided by financing activities:
 Dividends from subsidiary............................  1,066,969         --
 Proceeds from stock offering, net of conversion
  costs...............................................        --    9,695,374
 Dividends paid.......................................   (370,667)    (94,560)
 Purchase of treasury stock........................... (2,090,907)        --
                                                       ----------  ----------
Cash (used in) provided by financing activities....... (1,394,605)  9,600,814
                                                       ----------  ----------
Net (decrease) increase in cash.......................   (508,117)    616,521
Cash and cash equivalents at beginning of year........    616,521         --
                                                       ----------  ----------
Cash and cash equivalents at end of year.............. $  108,404     616,521
                                                       ==========  ==========
Noncash investing and financing activities--dividend
 declared and payable................................. $  116,353      94,560
                                                       ==========  ==========

STOCKHOLDER INFORMATION

 ANNUAL MEETING

  The Annual Meeting of Stockholders will be held at 4:00 p.m., Excelsior Springs, Missouri time on October 22, 1998, at Community Bank of Excelsior Springs, a Savings Bank located at 1001 N. Jesse James Road, Excelsior Springs, Missouri 64024.

 STOCK LISTING

  CBES Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. Small Cap Market under the symbol "CBES."

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 PRICE RANGE OF COMMON STOCK

  The per share price range of the common stock and the dividends declared for each quarter since the common stock began trading on September 30, 1996 is set forth below. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions:

FISCAL 1998                                              HIGH    LOW   DIVIDENDS
-----------                                             ------- ------ ---------
First quarter.......................................... $20.500 17.125    .10
Second quarter.........................................  22.500 19.125    .10
Third quarter..........................................  26.000 21.375    .10
Fourth quarter.........................................  22.875 18.625    .12
FISCAL 1997                                              HIGH    LOW   DIVIDENDS
-----------                                             ------- ------ ---------
First quarter.......................................... $ 13.00 12.250    --
Second quarter.........................................   14.25 12.375    --
Third quarter..........................................   17.50 14.000    .10
Fourth quarter.........................................   18.00 15.875    .10

  The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System.

  At June 30, 1998, there were 1,031,851 shares issued and 1,024,958 shares outstanding of CBES Bancorp, Inc. (CBES) common stock (including unallocated ESOP shares) and there were approximately 243 registered holders of record.

SHAREHOLDERS AND GENERAL INQUIRIES                          TRANSFER AGENT
----------------------------------                    --------------------------
Larry E. Hermreck.................................... Registrar and Transfer Co.
Chief Executive Officer.............................. 10 Commerce Drive
CBES Bancorp, Inc.................................... Cranford, New Jersey 07016
1001 N. Jesse James Road
Excelsior Springs, Missouri 64024
(816) 630-6711

 ANNUAL AND OTHER REPORTS

  A copy of CBES Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Larry E. Hermreck, Chief Executive Officer, CBES Bancorp, Inc., 1001 N. Jesse James Road, Excelsior Springs, Missouri 64024.

CORPORATE INFORMATION

                              COMPANY AND BANK ADDRESS
                              ------------------------
       1001 N. Jesse James Road                      Telephone: (816) 630-6711
       Excelsior Springs, Missouri
        64024                                        Fax: (816) 630-1663

 BOARD OF DIRECTORS

  Robert McCrorey--Chairman of the Board and President of CBES Bancorp, Inc. and Community Bank of Excelsior Springs, a Savings Bank; and Mortgage Loan Officer. Mr. McCrorey has served as a loan originator for the Bank since 1993. Prior to that time, he served as a branch manager for a beer distributor.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Edgar Radley--Vice Chairman of the Board of Community Bank of Excelsior Springs, a Savings Bank. Mr. Radley is the retired owner and operator of a Coast to Coast hardware store, which he operated until 1990.

  Cecil E. Lamb--Mr. Lamb is a retired postmaster.

  Rodney G. Rounkles--Mr. Rounkles was the plant manager of a molding products plant in Excelsior Springs, Missouri until his retirement in 1995.

  Richard N. Cox--Mr. Cox is the owner and operator of Cox Tool Co., Inc., a designer/builder of plastic molds, located in Excelsior Springs, Missouri.

  Robert L. Lalumondier--Mr. Lalumondier is the owner of Lalumondier Insurance Agency, located in Kearney, Missouri.

                     CBES BANCORP, INC. EXECUTIVE OFFICERS

      Robert McCrorey
       Chairman of the Board and                      Larry E. Hermreck
       President                                       Chief Executive Officer
      Dennis D. Hartman
       Chief Financial Officer

    COMMUNITY BANK OF EXCELSIOR SPRINGS, A SAVINGS BANK EXECUTIVE OFFICERS

      Robert McCrorey
       Chairman of the Board and              Larry E. Hermreck
       President                               Chief Executive Officer
      Edgar Radley                            Deryl R. Goettling
       Vice Chairman of the Board             Mortgage Loan Department Manager
      Margaret E. Teegarden                   James V. Alderson
       Savings Department Manager             Consumer Loan Department Manager

        INDEPENDENT ACCOUNTANTS              SPECIAL COUNSEL
      KPMG Peat Marwick LLP        Luse, Lehman, Gorman,
      1000 Walnut, Suite 1600      Pomerenk, and Schick
      Post Office Box 13127        5335 Wisconsin Ave. N.W., Suite 400
      Kansas City, Missouri 64199  Washington, DC 20015