Form 10KSB, Exhibit 13
period 1999-06-30
CBES BANCORP INC
filed 1999-09-28
CIK 1017308

                              CBES Bancorp, Inc.
                              1999 Annual Report

                               Table of Contents


                                                                      Page
President's Message                                                      1

General Information                                                      2

Selected Consolidated Financial and Other Data                           3

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                              5

Independent Auditors' Report                                            15

Consolidated Balance Sheets                                             16

Consolidated Statements of Earnings                                     17

Consolidated Statements of Stockholders' Equity                         18

Consolidated Statements of Cash Flows                                   19

Notes to Consolidated Financial Statements                              21

Stockholder Information                                                 41

Corporate Information                                                   42

September 26, 1999


Dear Fellow Shareholder:

The Board of Directors, Officers, and Staff of CBES Bancorp, Inc. and its wholly owned subsidiary, Community Bank of Excelsior Springs, a Savings Bank, are pleased to provide you with our third annual report.

Fiscal 1999 was our third year as a stock company after serving area communities for more than sixty-five years as a mutual savings institution. Net earnings for the fiscal year were $1,110,000, up from $1,054,000 for fiscal year 1998. The increase was primarily due to an increase in net interest income of $687,000 and an increase in gain on sale of loans, net of $719,000, offset by an increase in noninterest expense of $1,199,000.

Loans receivable, net, increased to $134,459,000 at June 30, 1999 from $114,822,000 at June 30, 1998, an increase of $19,637,000 due to increases in one-to-four family loans of $5,851,000, commercial loans of $2,728,000, land loans of $2,242,000, construction loans of $6,186,000, and consumer loans of $2,648,000. Assets increased $26,550,000 to $150,406,000 and stockholders'
equity increased $90,000. The increase in stockholders' equity was the result of the Company's net earnings offset by the Company's stock repurchase program under which the Company purchased 48,480 shares of its stock during fiscal 1999.

The year-end results reflect the implementation of the Company's controlled growth strategies. During fiscal 1999, the Company's assets increased 21.4%, loan receivable, net increased 17.1%, and deposits increased 18.2%. The branch office in Liberty, Missouri, which opened in March 1998, is contributing significantly to the Bank's growth.

While fiscal 1999 was a very successful year for the Company, we look forward to continuing our long record of achievement in 2000. We reaffirm our commitment to creating enhanced shareholder value while fulfilling our mission as a community-oriented financial institution committed to our customers and the communities we serve. Our goals in 2000 include growth in assets, expansion of products and services, and maximum returns for our shareholders. We are confident of our success in the next year.

Thank you for your confidence in our Company, and we are looking forward to a prosperous future.

Sincerely,

/s/ Dennis Hartman

Dennis Hartman
Chief Executive Officer

                              GENERAL INFORMATION

CBES Bancorp, Inc. (the "Company") is a Delaware Corporation which is the holding company for Community Bank of Excelsior Springs, a Savings Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on September 27, 1996 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank, the Company's loan to the Company's Employee Stock Ownership Plan (the "ESOP"), and the Company's loan to the Bank. The business of the Company initially consists of the business of the Bank.

The Bank was originally chartered as a Missouri savings and loan association in 1931 under the name Excelsior Springs Savings and Loan Association. In 1991, the Bank changed its name to its current form and in 1995, the Bank amended its charter to become a federal mutual savings bank. Its deposits are insured up to the maximum allowable amount by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). Through its main office in Excelsior Springs and its branch offices in Kearney and Liberty, Missouri, the Bank primarily serves communities located in Clay and Ray Counties and to a lesser extent in surrounding counties in the State of Missouri. At June 30, 1999, the Company had total assets of $150.4 million, deposits of $101.4 million, and total stockholders' equity of $16.9 million.

The Bank has been, and intends to continue to be, a community-oriented financial institution offering selected financial services to meet the needs of the communities it serves. The Bank attracts deposits from the general public and historically has used such deposits, together with other funds, primarily to originate one-to-four family residential mortgage loans, construction and land loans for single-family residential properties, and consumer loans consisting primarily of loans secured by automobiles. While the Bank's primary business has been that of a traditional thrift institution, originating loans in its primary market area for retention in its portfolio, the Bank also has been an active participant in the secondary market, originating residential mortgage loans for sale.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and notes thereto presented elsewhere in this annual report.

                                                                    At or for the years ended June 30,
                                                   ---------------------------------------------------------------------
                                                       1999          1998          1997          1996           1995
                                                   ------------  ------------  ------------  -------------  ------------
                                                               (Dollars in thousands, except for share data)
Selected financial condition data:
    Total assets                                $      150,406       123,856       101,076         89,830        93,100
    Loans receivable, net                              134,459       114,822        91,017         79,410        78,880
    Mortgage-backed securities                              57            81           154            400         3,870
    Investment securities                                   93            98         1,096          2,074         3,041
    FHLB stock                                           2,173         1,025           811            811           795
    Other interest-bearing deposits                      6,673         2,424         3,544          2,776         2,469
    Deposits                                           101,424        85,777        70,693         68,170        68,274
    FHLB advances                                       29,450        19,500        10,750         12,000        15,877
    Total equity                                        16,947        16,857        17,774          8,066         7,481
                                                   ============  ============  ============  =============  ============

Selected operations data:
    Total interest income                       $       11,918         9,266         7,474          6,824         5,818
    Total interest expense                               6,485         4,520         3,534          4,006         3,146
                                                   ------------  ------------  ------------  -------------  ------------

             Net interest income                         5,433         4,746         3,940          2,818         2,672

Provision for loan losses                                  298           266            60            236           171
                                                   ------------  ------------  ------------  -------------  ------------

             Net interest income after
               provision for loan losses                 5,135         4,480         3,880          2,582         2,501
                                                   ------------  ------------  ------------  -------------  ------------

Loan fees and service charges                              237           279           312            290           267
Gain (loss) on sale of loans, investments,
    and mortgage-backed securities                       1,178           460           157            239          (272)
Other noninterest income                                   158           128           127            127           102
                                                   ------------  ------------  ------------  -------------  ------------

             Total noninterest income                    1,573           867           596            656            97
                                                   ------------  ------------  ------------  -------------  ------------

Total noninterest expense                                4,948         3,749         3,106          2,338         2,133
                                                   ------------  ------------  ------------  -------------  ------------

             Earnings before income taxes                1,760         1,598         1,370            900           465

Income tax expense                                         650           544           485            323           301
                                                   ------------  ------------  ------------  -------------  ------------

             Net earnings                       $        1,110         1,054           885            577           164
                                                   ============  ============  ============  =============  ============

Earnings per share:
    Basic                                       $         1.26          1.12          0.94             --            --
                                                   ============  ============  ============  =============  ============

    Diluted                                     $         1.26          1.11          0.94             --            --
                                                   ============  ============  ============  =============  ============

Average common shares outstanding                      883,976       940,742       945,907             --            --
                                                   ============  ============  ============  =============  ============

                                                               At or for the years ended June 30,
                                               --------------------------------------------------------------------
                                                 1999           1998          1997           1996           1995
                                               ----------     ---------     ----------     ---------      ---------
Selected financial ratios and other data:
    Performance ratios:
      Return on assets (ratio of net
        earnings to average total assets)           0.74 %        0.95           0.94          0.65           0.21
      Return on equity (ratio of net
        earnings to average equity)                 6.60          6.04           5.79          7.42           2.27
      Interest rate spread:
        Average during period                       3.38          3.80           3.66          2.90           3.11
        End of period                               2.92          3.04           3.17          4.12           2.19
      Net interest margin                           3.85          4.46           4.39          3.31           3.52
      Ratio of noninterest expense to
        average total assets                        3.34          3.37           3.30 (1)      2.61           2.70
      Ratio of average interest earning
        assets to average interest-
        bearing liabilities                       110.31        115.56         118.71        108.57         109.79

Quality ratios:
    Nonperforming assets to total
      assets at end of period                       0.47          0.59           1.14          0.73           0.17
    Allowance for loan losses to
      nonperforming loans                         129.83         91.39          37.68         60.34         150.67
    Allowance for loan losses to
      loans receivable, net                         0.69          0.58           0.48          0.49           0.29

Capital ratios:
    Equity to total assets at end
      of year                                      11.27         13.61          17.59          8.99           8.04
    Average equity to average assets               11.38         15.66          16.24          8.69           9.13

Number of full service offices                         3             3              2             2              1
                                               ==========     =========     ==========     =========      =========

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

The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage and consumer loans and other investments, and the interest paid on interest-bearing liabilities, consisting of deposits and Federal Home Loan Bank of Des Moines ("FHLB") advances. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on different bases, than its interest-bearing liabilities. Net interest income is reduced by all loans with principal or interest that is currently delinquent ninety days or more, plus loans previously delinquent ninety days or more which have not been brought current. The Company's operating results are also affected by the amount of its noninterest income, including gain on the sales of loans, service charges, loan servicing income, and other income. Noninterest expense consists principally of employee compensation and benefits, occupancy expense, data processing, federal insurance premiums, advertising, real estate owned operations, and other operating expenses. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies, and actions by regulatory authorities.

Financial Condition

Total Assets. Total assets increased $26.6 million, or 21.5%, to $150.4 million at June 30, 1999 from $123.9 million at June 30, 1998. This was primarily due to an increase in loans receivable, net funded by deposits and FHLB advances.

Loans Receivable, Net. Loans receivable, net (including loans held for sale), increased by $19.6 million, or 17.1%, to $134.4 million at June 30, 1999 from $114.8 million at June 30, 1998. The increase is primarily due to increases in one-to-four family loans of $5.9 million, commercial loans of $2.7 million, land loans of $2.2 million, construction loans of $6.2 million, and consumer loans of $2.6 million.

Mortgage-backed Securities. Mortgage-backed securities decreased by $24,000, or 29.3%, to $57,000 at June 30, 1999 from $ 81,000 at June 30, 1998. The decrease was due to prepayments on loans which secure the Bank's mortgage-backed securities.

Investment Securities. Investment securities decreased $5,000, or 5.1%, to $93,000 at June 30, 1999 from $98,000 at June 30, 1998. The decrease was due to the maturity of $5,000 municipal bonds.

Deposits. Deposits increased $15.6 million, or 18.2%, to $101.4 million at June 30, 1999 from $85.8 million at June 30, 1998. The increase in deposits is primarily due to $13.5 million in new certificates of deposit. Due to a large demand for construction and other loans, we offered a very competitive interest rate on selected term certificates to fund that lending. Those certificates will begin repricing in mid-2000.

Federal Home Loan Bank Advances. FHLB advances increased $10.0 million from $19.5 million at June 30, 1998 to $29.5 million at June 30, 1999. Increased construction loan demand has required additional FHLB advances.

Equity. Total stockholders' equity increased by $90,000 to $16.9 million at June 30, 1999 from $16.9 million at June 30, 1998, primarily due to the Company's net earnings, offset by the costs of the Company's stock repurchase program.

Net Interest Income Analysis

The schedule below presents, for the periods indicated, the total dollar amount of interest income from average interest-earnings assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented. Nonaccruing loans have been included as loans carrying a zero yield.


                                                                                               Year ended June 30,
                                                                                 -------------------------------------------
                                                                                                    1999
                                                  At June 30, 1999               -------------------------------------------
                                             ----------------------------            Average         Interest
                                               Outstanding       Yield/            outstanding       earned/        Yield/
                                                 balance          rate               balance           paid          rate
                                             -----------------  ---------        ----------------   -----------    ---------
                                                                                         (Dollars in Thousands)
Interest-earning assets:
    Loans receivable                       $          134,459       8.10 %     $         133,856        11,560         8.64 %
    Mortgage-backed securities                             57       8.06                      69             6         8.70
    Investment securities                                  93       6.50                      95             6         6.32
    FHLB stock                                          2,173       7.00                   1,805           116         6.43
    Other interest-bearing deposits                     6,351       1.75                   5,495           236         4.29
                                             -----------------                   ----------------   -----------

             Total interest-earnings
               assets (1)                  $          143,133       7.84 %     $         141,320        11,924         8.44 %
                                             =================  =========        ================   ===========    =========

Interest-bearing liabilities:
    Passbook accounts                      $            4,079       2.25 %     $           3,782            87         2.30 %
    Demand and NOW deposits                            18,717       2.23                  14,508           316         2.18
    Certificate accounts                               78,628       5.49                  76,653         4,196         5.47
    FHLB advances                                      29,450       5.65                  33,165         1,885         5.68
                                             -----------------                   ----------------   -----------

             Total interest-bearing
               liabilities                 $          130,874       4.92 %     $         128,108         6,484         5.06 %
                                             =================  =========        ================   ===========    =========

Net interest income                                                                               $      5,440
                                                                                                    ===========

Net interest rate spread (2)                                        2.92 %                                             3.38 %
                                                                =========                                          =========

Net interest-earnings assets               $           12,259                  $          13,212
                                             =================                   ================

Net interest margin (3)                                                                                   3.85 %
                                                                                                    ===========

Average interest-earning assets to
    average interest-bearing liabilities                                                                110.31 %
                                                                                                    ===========
                                                         Year ended June 30,
                                           ----------------------------------------------
                                                                1998
                                             -------------------------------------------
                                                 Average         Interest
                                               outstanding        earned/       Yield/
                                                 balance           paid          rate
                                             ----------------   ------------    --------
                                               (Dollars in Thousands)
Interest-earning assets:
    Loans receivable                       $         100,867          9,047        8.97 %
    Mortgage-backed securities                           100              7        7.00
    Investment securities                                560             20        3.57
    FHLB stock                                           821             56        6.82
    Other interest-bearing deposits                    4,036            136        3.37
                                             ----------------   ------------

             Total interest-earnings
               assets (1)                  $         106,384          9,266        8.71 %
                                             ================   ============    ========

Interest-bearing liabilities:
    Passbook accounts                      $           3,736             84        2.25 %
    Demand and NOW deposits                           14,001            311        2.22
    Certificate accounts                              61,650          3,419        5.55
    FHLB advances                                     12,672            706        5.57
                                             ----------------   ------------

             Total interest-bearing
               liabilities                 $          92,059          4,520        4.91 %
                                             ================   ============    ========

Net interest income                                           $       4,746
                                                                ============

Net interest rate spread (2)                                                       3.80 %
                                                                                ========

Net interest-earnings assets               $          14,325
                                             ================

Net interest margin (3)                                                4.46 %
                                                                ============

Average interest-earning assets to
    average interest-bearing liabilities                             115.56 %
                                                                ============

                                                                                        Year ended June 30,
                                                                          ----------------------------------------------
                                                                                                1997
                                                                             -------------------------------------------
                                                                                 Average         Interest
                                                                               outstanding        earned/       Yield/
                                                                                 balance           paid          rate
                                                                             ----------------   ------------    --------
Interest-earning assets:
    Loans receivable                                                       $          84,115          7,297        8.68 %
    Mortgage-backed securities                                                           307             18        5.86
    Investment securities                                                              1,402             61        4.35
    FHLB stock                                                                           811             57        7.03
    Other interest-bearing deposits                                                    3,116             41        1.32
                                                                             ----------------   ------------

             Total interest-earnings
               assets (1)                                                  $          89,751          7,474        8.33 %
                                                                             ================   ============    ========

Interest-bearing liabilities:
    Passbook accounts                                                      $           4,065             91        2.24 %
    Demand and NOW deposits                                                           13,655            290        2.12
    Certificate accounts                                                              48,733          2,664        5.47
    FHLB advances                                                                      9,153            489        5.34
                                                                             ----------------   ------------

             Total interest-bearing
               liabilities                                                 $          75,606          3,534        4.67 %
                                                                             ================   ============    ========

Net interest income                                                                           $       3,940
                                                                                                ============

Net interest rate spread (2)                                                                                       3.65 %
                                                                                                                ========

Net interest-earnings assets                                               $          14,145
                                                                             ================

Net interest margin (3)                                                                                4.39 %
                                                                                                ============

Average interest-earning assets to
    average interest-bearing liabilities                                                             118.71 %
                                                                                                ============

(1) Calculated net of deferred loan fees and discounts, loans in process, loss reserves.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes due to changes in outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior interest rate), and (ii) changes in rates (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                                           Year ended June 30,
                                          ---------------------------------------------------------------------------------------
                                                         1999 vs 1998                                1998 vs 1997
                                          ------------------------------------------  -------------------------------------------
                                             Increase (decrease)                         Increase (decrease)
                                                   due to                 Total                due to                  Total
                                          -----------------------------  increase     ------------------------------  increase
                                           Volume         Rate          (decrease)      Volume         Rate          (decrease)
                                          ----------  --------------   -------------  -----------  --------------   -------------
                                                                          (Dollars in thousands)
Interest-earnings assets:
    Loans receivable                    $     2,650            (138)          2,512        1,499             251           1,750
    Mortgage-backed securities                   (2)              1              (1)         (14)              3             (11)
    Investment securities                       (14)            (12)            (26)         (78)             43             (35)
    FHLB stock                                   63              (3)             60            1              (2)             (1)
    Other interest-earning assets                56              51             107           15              74              89
                                          ----------  --------------   -------------  -----------  --------------   -------------

             Total interest-earning
               assets                         2,753            (101)          2,652        1,423             369           1,792
                                          ----------  --------------   -------------  -----------  --------------   -------------

Interest-bearing liabilities:
    Savings deposits                              3              --               3           (7)             --              (7)
    Demand and NOW                               11              (6)              5            7              14              21
    Certificate accounts                        819             (42)            777          716              39             755
    Borrowings                                1,180              --           1,180          195              22             217
                                          ----------  --------------   -------------  -----------  --------------   -------------

             Total interest-bearing
               liabilities                    2,013             (48)          1,965          911              75             986
                                          ----------  --------------   -------------  -----------  --------------   -------------

             Net interest income        $       740             (53)            687          512             294             806
                                          ==========  ==============   =============  ===========  ==============   =============

Comparison of Operating Results for the Years Ended June 30, 1999 and June 30,
 1998

Performance Summary. Net earnings for the year ended June 30, 1999 increased by $56,000, or 5.3%, to $1,110,000 from $1,054,000 for the year ended June 30,
1998. The results were impacted by an increase of $687,000 in net interest income and a $706,000 increase in noninterest income, offset by a $32,000 increase in provision for loan loss, a $1,199,000 increase in noninterest expense, and a $107,000 increase in income taxes.

For the years ended June 30, 1999 and 1998, the returns on average assets were
 .75% and .95%, respectively, while the returns on average equity were 6.60% and 6.04%, respectively.

Net Interest Income. Net interest income increased from $4.7 million for the fiscal year ended June 30, 1998 to $5.4 million for the current fiscal year, an increase of $0.7 million. This reflects an increase of $2.7 million in interest income to $11.9 million from $9.3 million, and an increase in interest expense of $2.0 million to $6.5 million from $4.5 million. The net increase was primarily due to an increase in net loans receivable of $19.6 million to $134.4 million in 1999 from $114.8 million in fiscal 1998.

For the year ended June 30, 1999, the average yield on interest-earning assets was 8.44% compared to 8.71% for fiscal 1998. The average cost of interest-bearing liabilities was 5.06% for the year ended June 30, 1999, an increase from 4.91% for fiscal 1998. The average balance of interest-earning assets increased $34.9 million to $141.3 million for the year ended June 30, 1999, compared to $106.4 million for fiscal 1998. During the same period, the average balance of interest-bearing liabilities increased by $36.0 million to $128.1 million for the year ended June 30, 1999 from $92.1 million in fiscal 1998.

The average interest rate spread was 3.37% for the year ended June 30, 1999, compared to 3.80% for fiscal 1998. The average net interest margin decreased to 3.84% for the year ended June 30, 1999, compared to 4.46% for the year ended June 30, 1998. This was primarily due to a decrease in the yield of interest-earning assets to 8.44% at June 30, 1999 from 8.71% at June 30, 1998, and an increase in the cost of interest-bearing liabilities to 5.06% at June 30, 1999 from 4.91% at June 30, 1998.

Provision for Loan Losses. During the year ended June 30, 1999, the Company recorded a $298,000 provision for loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, construction loans, and consumer loans, and has experienced charge-offs of $82,000 and $83,000 in 1999 and 1998, respectively. The fiscal 1999 provision exceeds the fiscal 1998 provision of $266,000 primarily because of an overall increase in loans and, in particular, an increase in gross construction loans from $48.6 million at June 30, 1998 to $63.3 million at June 30, 1999. The allowance for loan losses of $927,000, or
 .69%, of loans receivable, net at June 30, 1999, compares to $669,000, or .58% ,of loans receivable, net at June 30, 1998. The allowance for loan losses as a percentage of nonperforming assets was 129.83% at June 30, 1999 compared to 91.39% at June 30, 1998, due to a decrease in the Company's nonperforming assets during fiscal 1999. Nonperforming assets aggregated $714,000 at June 30, 1999, including nonaccruing one-to-four family residential loans of $209,000.

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

Noninterest Income. For the year ended June 30, 1999, noninterest income increased by $706,000, or 81.4%, compared to the year ended June 30, 1998 due primarily to an increase in the gain on sale of mortgage loans of $719,000. The gain on sale of loans increased during the year as a result of an increase in loan sales from $22.8 million during the year ended June 30, 1998 to $57.9 million during the year ended June 30, 1999, as a part of the Company's strategy to manage asset size and maintain capital levels.

Noninterest Expense. Noninterest expense increased $1,199,000 to $4.9 million for the year ended June 30, 1999 from $3.7 million for the year ended June 30, 1998. Of this increase, $584,000 was attributable to compensation due to an increase in the number of employees and general wage increases, offset by a decrease in the ESOP plan expense of $56,000 and a decrease in the Recognition and Retention plan expense of $107,000; $423,000 was due to office property and equipment expense, of which $269,000 was due to Year 2000 expenses, including capitalized computer equipment of $101,000, and $283,000 was due to an increase in other noninterest expense, primarily consisting of mortgage loan expense, professional fees, and telephone expense. The increase in noninterest expense is primarily due to the Company pursuing its plan of controlled growth, part of that being the opening of the branch office in Liberty, Missouri.

Income Taxes. Income taxes increased $107,000 to $650,000 for the year ended June 30, 1999 from $543,000 for the year ended June 30, 1998. The increase is due to the increase in pretax income. The Company's effective tax rate was 37% for fiscal year 1999 and 34% for fiscal 1998.

Comparison of Operating Results for the Years Ended June 30, 1998 and June 30,
    1997

Performance Summary. Net earnings for the year ended June 30, 1998 increased by $170,000, or 19.2%, to $1,054,000 from $885,000 for the year ended June 30,
1997. The results were impacted by an increase of $806,000 in net interest income and a $271,000 increase in noninterest income, offset by a $207,000 increase in provision for loan loss, a $642,000 increase in noninterest expense, and a $58,000 increase in income taxes.

For the years ended June 30, 1998 and 1997, the returns on average assets were
 .95% and .94%, respectively, while the returns on average equity were 6.04% and 5.79%, respectively.

Net Interest Income. Net interest income increased from $3.9 million for the fiscal year ended June 30, 1997 to $4.7 million for the 1998 fiscal year, an increase of $0.8 million. This reflects an increase of $1.8 million in interest income to $9.3 million from $7.5 million, and an increase in interest expense of $1.0 million to $4.5 million from $3.5 million. The net increase was primarily due to an increase in the net interest rate spread to 3.80% in 1998 from 3.66% in 1997.

For the year ended June 30, 1998, the average yield on interest-earning assets was 8.71% compared to 8.33% for 1997. The average cost of interest-bearing liabilities was 4.91% for the year ended June 30, 1998, an increase from 4.67% for 1997. The average balance of interest-earning assets increased $16.6 million to $106.4 million for the year ended June 30, 1998, compared to $89.8 million for fiscal 1997. During the same period, the average balance of interest-bearing liabilities increased by $16.5 million to $92.1 million for the year ended June 30, 1998 from $75.6 million in fiscal 1997.

The average interest rate spread was 3.80% for the year ended June 30, 1998 compared to 3.66% for fiscal 1997. The average net interest margin increased to 4.46% for the year ended June 30, 1998, compared to 4.39% for the year ended June 30, 1997.

Provision for Loan Losses. During the year ended June 30, 1998, the Company recorded a $267,000 provision for loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, construction loans, and consumer loans, and has experienced charge-offs of $83,000 and $53,000 in the past two years. The allowance for loan losses of $669,000, or .58%, of loans receivable, net at June 30, 1998 compares to $436,000, or .48%, of loans receivable, net at June 30, 1997. The allowance for loan losses as a percentage of nonperforming assets was 91.39% at June 30, 1998 compared to 37.68% at June 30, 1997, due to a decrease in the Company's nonperforming assets during fiscal 1998. Nonperforming assets aggregated $732,000 at June 30, 1998 including nonaccruing one-to-four family residential loans of $465,000.

Noninterest Income. For the year ended June 30, 1998, noninterest income increased by $271,000, or 45.5%, compared to the year ended June 30, 1997, due primarily to an increase in the gain on sale of mortgage loans of $303,000.

Noninterest Expense. Noninterest expense increased $642,000 to $3.7 million for the year ended June 30, 1998 from $3.1 million for the year ended June 30, 1997. Of this increase, $749,000 was attributable to compensation of which $253,000 was due to the ESOP plan, $249,000 was due to the adoption of the Recognition and Retention plan, and $330,000 was due to an increase in the number of employees and general wage increases; $115,000 was due to office property and equipment expense; $51,000 was due to advertising; $30,000 was due to REO and repossessed asset expense; and $180,000 was due to an increase in other noninterest expense, offset by a decrease in federal insurance premiums of $485,000. The increase is primarily due to the Company pursuing its plan of controlled growth, part of that being the opening of the branch office in Liberty, Missouri.

Income Taxes. Income taxes increased $58,000 to $543,000 for the year ended June 30, 1998 from $485,000 for the year ended June 30, 1997. The increase is due to the increase in pretax income. The Company's effective tax rate was 34% for fiscal year 1998 and 35% for fiscal 1997.

Asset Liability Management

Savings institutions such as the Company are subject to interest rate risk to the extent their interest-bearing liabilities (consisting primarily of deposit accounts, FHLB advances, and other borrowings) mature or reprice more rapidly, or on a different basis, than their interest-earning assets (consisting predominantly of intermediate and long-term real estate loans and investments held for investment and liquidity purposes). Having interest-bearing liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, although such an asset liability structure may result in declining net interest earnings during periods of rising interest rates. Conversely, having interest-earning assets that mature or reprice more frequently on average than liabilities may be beneficial in times of rising interest rates, although this asset liability structure may result in declining net interest earnings during periods of falling interest rates.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1999, which are expected to reprice or mature in each of the future time periods shown, assuming a 22% annual prepayment rate for fixed-rate real estate loans, a 22% annual prepayment rate for mortgage-backed securities, an 8% annual prepayment rate for adjustable-rate real estate loans, and an 8% annual prepayment rate for consumer loans. Except for deposits, which are classified as repricing in the "within 1 year" category, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset liability.

                                                                      Maturing or repricing
                                            ---------------------------------------------------------------------
                                               Within
                                               1 year          1-3 years         3-5 years           5-10 years
                                            ------------    ---------------    --------------    ----------------
                                                                      (Dollars in Thousands)
Interest-earnings assets:
Loans receivable, net (1)                 $      87,042             28,817            13,951               3,712
Mortgage-backed securities                           13                 20                14                  10
Investment securities                                 3                  6                 6                  21
Interest-bearing deposits
    in other financial institutions               6,351                 --                --                  --
FHLB stock                                        2,173                 --                --                  --
                                            ------------    ---------------    --------------    ----------------

             Total interest-earning
               assets (1)                        95,582             28,843            13,971               3,743
                                            ------------    ---------------    --------------    ----------------

Interest-earning liabilities:
    Savings deposits                              4,079                 --                --                  --
    Demand and NOW deposits                      18,717                 --                --                  --
    Certificate accounts                         57,630             14,028             5,440               1,530
    FHLB advances                                17,000             12,450                --                  --
                                            ------------    ---------------    --------------    ----------------

             Total interest-bearing
               liabilities                       97,426             26,478             5,440               1,530
                                            ------------    ---------------    --------------    ----------------

             Interest sensitivity gap     $      (1,844)             2,365             8,531               2,213
                                            ============    ===============    ==============    ================

Cumulative interest sensitivity gap       $      (1,844)               521             9,052              11,265
                                            ============    ===============    ==============    ================

Ratio of interest-earning assets to
    interest-bearing liabilities                  98.11 %           108.93 %          256.82 %            244.64 %
                                            ============    ===============    ==============    ================

Ratio of cumulative gap to total
    assets                                        (1.23)%             0.35 %            6.02 %              7.49 %
                                            ============    ===============    ==============    ================

                                               Maturing or repricing
                                          -----------------------------
                                              Over
                                            10 years          Total
                                          -------------    ------------
                                               (Dollars in Thousands)

Interest-earnings assets:
Loans receivable, net (1)                          937         134,459
Mortgage-backed securities                          --              57
Investment securities                               57              93
Interest-bearing deposits
    in other financial institutions                 --           6,351
FHLB stock                                          --           2,173
                                          -------------    ------------

             Total interest-earning
               assets (1)                          994         143,133
                                          -------------    ------------

Interest-earning liabilities:
    Savings deposits                                --           4,079
    Demand and NOW deposits                         --          18,717
    Certificate accounts                            --          78,628
    FHLB advances                                   --          29,450
                                          -------------    ------------

             Total interest-bearing
               liabilities                          --         130,874
                                          -------------    ------------

             Interest sensitivity gap              994          12,259
                                          =============    ============

Cumulative interest sensitivity gap             12,259          12,259
                                          =============    ============

Ratio of interest-earning assets to
    interest-bearing liabilities                    -- %        109.37 %
                                          =============    ============

Ratio of cumulative gap to total
    assets                                        8.15 %          8.15 %
                                          =============    ============

(1) Calculated net of deferred loans fees, loan discounts, loans in process, and loan loss reserves.

Net Portfolio Value

In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision (OTS) adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at June 30, 1999, as calculated by the OTS, based on information provided to the OTS by the Bank.

                               Interest Rate Sensitivity of Net Portfolio Value (NPV)

                                                                                  NPV as percent
                                  Net portfolio value                              of PV assets
                ---------------------------------------------------------     ------------------------
                  Change        Dollar       Dollar       Percent              NPV
                 in rates       amount       change        change             ratio         Change
                ------------   ---------    -----------  -----------        --------     -----------
                                               (Dollars in thousands)
                300 bp     $    15,022       (1,617)         (10)%            10.02 %           (78)bp
                200             15,888         (750)          (5)             10.48             (32)
                100             16,418         (220)          (1)             10.73              (7)
                 --             16,638                                        10.80              --
               (100)            16,604          (34)          --              10.71              (8)
               (200)            16,454         (185)          (1)             10.56             (24)
               (300)            16,447         (191)          (1)             10.49             (31)
        ============         ==========  ===========  ===========           ========     ===========


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

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, FHLB advances, repayments and prepayments of loans and mortgage-backed securities, the maturity of investment securities, and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions, and competition.

The primary investing activity of the Company is originating adjustable-rate mortgages, construction loans, and consumer loans. For the fiscal years ended June 30, 1999 and 1998, the Bank originated loans for its portfolio in the amount of $108 million and $85 million, respectively.

The Bank is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified
U. S. government, state, or federal agency obligations) of not less than 4.0% of its average daily balance of net withdrawable accounts plus short-term borrowings.

It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 7.69% and 4.01%, respectively, at June 30, 1999 and 1998.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At June 30, 1999 and 1998, cash and cash equivalents were $7.5 million and $3.1 million, respectively.

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

At June 30, 1999, the Bank had outstanding loan commitments of $1,970,000 and undisbursed loans in process of $27.2 million.

Certificates of deposit which are scheduled to mature in one year or less at June 30, 1999 were $57.0 million. Management believes that a significant portion of such deposits will remain with the Bank.

At June 30, 1999, the Bank had tangible capital of $13.5 million, or 8.9% of total adjusted assets, which is approximately $11.2 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. The Bank had core capital of $13.5 million, or 8.9% of adjusted total assets, which is $7.5 million above the minimum leverage ratio requirement of 4.0% in effect on that date. The Bank had total risk-based capital of $14.4 million and total risk-weighted assets of $110.4 million, or total capital of 13.0% of risk-weighted assets. This was $5.6 million above the 8.0% requirement in effect on that date.

Recent Accounting Developments

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in June 1997. SFAS No. 130 requires the Company to classify items of other comprehensive income by their nature in the consolidated financial statements. The Company has adopted the provisions of SFAS No. 130 for the year ended June 30, 1999 and has displayed the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the consolidated statement of stockholders' equity. SFAS No. 131 requires public enterprises to report financial and descriptive information about their reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management. The Company adopted the provisions of SFAS No. 131 for the year ended June 30, 1999. The Company has one reportable operating segment.

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 137 was issued in June 1999 and delayed the effective date of SFAS No. 133 until July 1, 2001. Management believes adoption of SFAS No. 133, as amended by SFAS No. 137, will not have a material effect on the Company's financial position or results of operations, and adoption will not require additional capital resources.

Year 2000 Issue

The Board of Directors and the management of the Company have established a formal process for the implementation of a plan to evaluate and correct the problems that the year 2000 could cause to the Company's critical automated systems. The year 2000 problem exists because many automated systems use only two digit fields to represent the year, such as "99" representing 1999. However, with the two digit format, the year 2000 is indistinguishable from 1900, 2001 from 1901, and so on. Should these critical systems fail in the year 2000, the Company would have difficulty in processing transactions for loan and deposit customers, which could cause significant damage to the Company's important customer relationships.

The Company's year 2000 implementation process was established using a standard framework set forth by the OTS. The process includes separate phases for awareness, assessment, renovation, validation, and implementation. Since the Company does not develop any of the software programs that are utilized, the process is focused on follow-up and testing of software provided by third-party vendors and data centers to ensure their renovation. Also, the process attended to pre-packaged computer software, personal computer and server hardware, and other electronic equipment. The Company has established and tested a contingency plan for the year 2000 and will be implemented if necessary.

The data processing of the Bank's core operations is provided by a third-party service bureau. Management has received assurances from the Bank's service bureau that software and data center hardware are year 2000 compliant. In the year 2000 process, the Company has also evaluated the hardware and software on its wide-area network ("WAN"). Management estimates that the year 2000 implementation process cost $269,000, which includes the cost of capitalized computer hardware for the WAN and other costs to perform testing and validation of services provided by the Company's service bureau and other third parties.

The Company has previously had an on-site examination of its year 2000 process, which was performed by the OTS, its primary regulator. Management is continuing to work closely with vendors, service providers, and regulators to accomplish its goal of a smooth transition to the year 2000.

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

Forward-looking Statements

In addition to historical information, this Annual Report contains forward-looking statements. The forward-looking statements contained in the following sections are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations. Readers should not place undue reliance on these forward-looking statements, as they reflect management's analysis as of the date of this report. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including Quarterly 10-Q reports and reports filed on Form 8-K.

                         Independent Auditors' Report

The Board of Directors
CBES Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of CBES Bancorp, Inc. and subsidiary as of June 30, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBES Bancorp, Inc. and subsidiary as of June 30, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.


                                          /s/ KPMG LLP

August 13, 1999

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                           Consolidated Balance Sheets

                             June 30, 1999 and 1998


                                            Assets                                             1999                1998
                                                                                          ----------------    ----------------
Cash and cash equivalents                                                               $       1,111,855             675,906
Interest-bearing deposits in other financial institutions                                       6,350,923           2,424,192
                                                                                          ----------------    ----------------

             Total cash and cash equivalents                                                    7,462,778           3,100,098

Investment and mortgage-backed securities - held-to-maturity (estimated fair
    value of $150,000 and $180,000 in 1999 and 1998, respectively)                                150,275             179,066
Loans held for sale, net                                                                        2,393,421           1,579,569
Loans receivable, net (note 3)                                                                132,065,730         113,242,706
Accrued interest receivable:
    Loans receivable                                                                            1,052,903             908,793
    Investment and mortgage-backed securities                                                       3,167               3,207
Real estate owned                                                                                 152,859              48,741
Stock in Federal Home Loan Bank (FHLB), at cost                                                 2,172,500           1,025,000
Office property and equipment, net (note 4)                                                     2,598,443           1,743,503
Deferred income tax benefit (note 7)                                                              133,000             146,000
Cash surrender value of life insurance and other assets                                         2,220,827           1,878,936
                                                                                          ----------------    ----------------

             Total assets                                                               $     150,405,903         123,855,619
                                                                                          ================    ================

                             Liabilities and Stockholders' Equity

Liabilities:
    Deposits (note 5)                                                                   $     101,423,598          85,776,785
    FHLB advances (note 6)                                                                     29,450,000          19,500,000
    Accrued expenses and other liabilities                                                      1,481,920             679,789
    Accrued interest payable on deposits                                                          138,404             107,761
    Advance payments by borrowers for property taxes and insurance                                916,215             751,199
    Current income taxes payable                                                                   48,704             182,978
                                                                                          ----------------    ----------------

             Total liabilities                                                                133,458,841         106,998,512
                                                                                          ----------------    ----------------

Stockholders' equity:
    Common stock, $.01 par; 3,500,000 authorized; 1,031,851 shares issued                          10,319              10,319
    Additional paid-in capital                                                                  9,989,075           9,912,731
    Retained earnings, substantially restricted (notes 8, 9, and 11)                           10,033,284           9,447,698
    Treasury stock, 110,724 and 92,244 shares, at cost                                         (2,267,740)         (1,433,157)
    Unearned employee benefits (note 8)                                                          (817,876)         (1,080,484)
                                                                                          ----------------    ----------------

             Total stockholders' equity                                                        16,947,062          16,857,107

Commitments (note 3)
                                                                                          ----------------    ----------------

             Total liabilities and stockholders' equity                                 $     150,405,903         123,855,619
                                                                                          ================    ================


See accompanying notes to consolidated financial statements.

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                       Consolidated Statements of Earnings

                    Years ended June 30, 1999, 1998, and 1997


                                                                                        1999             1998             1997
                                                                                    --------------   -------------    -------------
Interest income:
    Loans receivable                                                              $    11,559,524       9,046,683        7,296,558
    Investment and mortgage-backed securities                                               5,922          27,308           79,380
    Interest-bearing deposits and other                                                   352,341         192,008           98,075
                                                                                    --------------   -------------    -------------

             Total interest income                                                     11,917,787       9,265,999        7,474,013
                                                                                    --------------   -------------    -------------

Interest expense:
    Deposits (note 5)                                                                   4,598,959       3,813,986        3,045,250
    FHLB advances                                                                       1,885,508         705,884          488,766
                                                                                    --------------   -------------    -------------

             Total interest expense                                                     6,484,467       4,519,870        3,534,016
                                                                                    --------------   -------------    -------------

             Net interest income                                                        5,433,320       4,746,129        3,939,997

Provision for loan losses (note 3)                                                        298,020         266,514           59,693
                                                                                    --------------   -------------    -------------

             Net interest income after provision for loan losses                        5,135,300       4,479,615        3,880,304
                                                                                    --------------   -------------    -------------

Noninterest income:
    Gain on sales of loans, net                                                         1,178,325         459,813          156,708
    Customer service charges                                                              227,805         224,101          214,863
    Loan servicing fees                                                                     8,743          54,712           97,623
    Other                                                                                 157,549         128,273          127,051
                                                                                    --------------   -------------    -------------

             Total noninterest income                                                   1,572,422         866,899          596,245
                                                                                    --------------   -------------    -------------

Noninterest expense:
    Compensation, payroll taxes, and fringe benefits (note 8)                           2,614,448       2,192,707        1,443,398
    Office property and equipment                                                         835,311         412,640          297,454
    Data processing                                                                       242,137         166,401          165,612
    Federal insurance premiums (note 5)                                                    54,517          48,149          532,794
    Advertising                                                                           118,751         124,414           73,036
    Real estate owned and repossessed assets                                               60,482          65,018           34,542
    Other                                                                               1,022,291         739,357          559,666
                                                                                    --------------   -------------    -------------

             Total noninterest expense                                                  4,947,937       3,748,686        3,106,502
                                                                                    --------------   -------------    -------------

             Earnings before income taxes                                               1,759,785       1,597,828        1,370,047

Income taxes (note 7)                                                                     650,204         543,586          485,487
                                                                                    --------------   -------------    -------------

             Net earnings                                                         $     1,109,581       1,054,242          884,560
                                                                                    ==============   =============    =============

Earnings per share:
    Basic                                                                         $     1.26             1.12             .94
    Diluted                                                                             1.26             1.11             .94
                                                                                    ==============   =============    =============


See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                Consolidated Statements of Stockholders' Equity

                   Years ended June 30, 1999, 1998, and 1997


                                                                                                             Accumulated
                                                                         Additional                             other
                                                            Common         paid-in          Retained        comprehensive
                                                            stock          capital         earnings             income
                                                         -------------  --------------   --------------  -------------------
Balance, June 30, 1996                                 $           --              --        8,082,540              (16,650)

Comprehensive income:
    Net earnings                                                   --              --          884,560                   --
    Other comprehensive income -
      unrealized holding losses on
      debt and equity securities available-
      for sale, net of tax                                         --              --               --               13,992
                                                         -------------  --------------   --------------  -------------------

             Total comprehensive income                            --              --          884,560               13,992
                                                         -------------  --------------   --------------  -------------------

Sale of common stock, net of offering costs                    10,250       9,685,124               --                   --
Unearned employee stock ownership plan
    (ESOP) shares                                                  --              --               --                   --
Allocation of ESOP shares                                          --          43,233               --                   --
Dividends declared ($.20 per share)                                --              --         (189,120)                  --

Balance, June 30, 1997                                         10,250       9,728,357        8,777,980               (2,658)

Comprehensive income:
    Net earnings                                                   --              --        1,054,242                   --
    Other comprehensive income -
      unrealized holding losses on
      debt and equity securities available-
      for sale, net of tax                                          --              --               --                2,658
                                                         -------------  --------------   --------------  -------------------

             Total comprehensive income                            --              --        1,054,242                2,658
                                                         -------------  --------------   --------------  -------------------

Allocation of ESOP shares                                          --         132,003               --                   --
Purchase of 92,244 shares of treasury stock                        --              --               --                   --
Adoption of Recognition and Retention
    Plan (RRP) (note 9)                                            69          52,371               --                   --
Amortization of recognition and retention plan                     --              --               --                   --
Dividends declared ($.42 per share)                                --              --         (384,524)                  --

Balance, June 30, 1998                                         10,319       9,912,731        9,447,698                   --

Comprehensive income:
    Net earnings                                                   --              --        1,109,581                   --
    Other comprehensive income -
      unrealized holding losses on
      debt and equity securities available-
      for sale, net of tax                                         --              --               --                   --
                                                         -------------  --------------   --------------  -------------------

             Total comprehensive income                            --              --        1,109,581                   --
                                                         -------------  --------------   --------------  -------------------

Allocation of ESOP shares                                          --          76,344               --                   --
Purchase of 48,480 shares of treasury stock                        --              --               --                   --
Amortization of recognition and retention plan                     --              --               --                   --
Dividends declared ($.60 per share)                                --              --         (523,995)                  --
                                                         -------------  --------------   --------------  -------------------

Balance, June 30, 1999                                 $       10,319       9,989,075       10,033,284                   --
                                                         =============  ==============   ==============  ===================


                                                          Unearned
                                                          employee         Treasury
                                                          benefits           stock           Total
                                                       ---------------   --------------  --------------
Balance, June 30, 1996                                             --               --       8,065,890

Comprehensive income:
    Net earnings                                                   --               --         884,560
    Other comprehensive income -
      unrealized holding losses on
      debt and equity securities available-
      for sale, net of tax                                         --               --          13,992
                                                       ---------------   --------------  --------------

             Total comprehensive income                            --               --         898,552
                                                       ---------------   --------------  --------------

Sale of common stock, net of offering costs                        --               --       9,695,374
Unearned employee stock ownership plan
    (ESOP) shares                                            (819,960)              --        (819,960)
Allocation of ESOP shares                                      80,520               --         123,753
Dividends declared ($.20 per share)                                --               --        (189,120)

Balance, June 30, 1997                                       (739,440)              --      17,774,489

Comprehensive income:
    Net earnings                                                   --               --       1,054,242
    Other comprehensive income -
      unrealized holding losses on
      debt and equity securities available-
      for sale, net of tax                                         --               --           2,658
                                                       ---------------   --------------  --------------

             Total comprehensive income                            --               --       1,056,900
                                                       ---------------   --------------  --------------

Allocation of ESOP shares                                     120,580               --         252,583
Purchase of 92,244 shares of treasury stock                        --       (2,090,907)     (2,090,907)
Adoption of Recognition and Retention
    Plan (RRP) (note 9)                                      (710,190)         657,750              --
Amortization of recognition and retention plan                248,566               --         248,566
Dividends declared ($.42 per share)                                --               --        (384,524)

Balance, June 30, 1998                                     (1,080,484)      (1,433,157)     16,857,107

Comprehensive income:
    Net earnings                                                   --               --       1,109,581
    Other comprehensive income -
      unrealized holding losses on
      debt and equity securities available-
      for sale, net of tax                                         --               --              --
                                                       ---------------   --------------  --------------

             Total comprehensive income                            --               --       1,109,581
                                                       ---------------   --------------  --------------

Allocation of ESOP shares                                     120,570               --         196,914
Purchase of 48,480 shares of treasury stock                        --         (834,583)       (834,583)
Amortization of recognition and retention plan                142,038               --         142,038
Dividends declared ($.60 per share)                                --               --        (523,995)
                                                       ---------------   --------------  --------------

Balance, June 30, 1999                                       (817,876)      (2,267,740)     16,947,062
                                                       ===============   ==============  ==============

See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                     Consolidated Statements of Cash Flows

                   Years ended June 30, 1999, 1998, and 1997


                                                                            1999               1998               1997
                                                                       ---------------    ---------------    ---------------
Cash flows from operating activities:
    Net earnings                                                     $      1,109,581          1,054,242            884,560
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Provision for loan losses                                             298,020            266,514             59,693
        Depreciation                                                          346,478            209,897            147,587
        Amortization of RRP and allocation of ESOP shares                     338,952            501,149            123,753
        (Gain) loss on disposition of real estate owned, net                   48,292             (3,227)            14,930
        Proceeds from sale of loans held for sale                          41,653,136         23,217,640         11,444,211
        Origination of loans held for sale                                (41,288,663)       (23,640,779)       (11,618,120)
        Gain on sale of loans, net                                         (1,178,325)          (459,813)          (156,708)
        Premium amortization and accretion of discounts
            and deferred loan fees, net                                      (558,416)          (466,442)          (330,292)
        Provision for deferred income taxes                                    13,000           (140,772)             6,672
        Changes in assets and liabilities:
           Accrued interest receivable                                       (144,070)          (201,867)           (84,296)
           Other assets                                                      (341,890)          (136,379)            10,947
           Accrued expenses and other liabilities                             754,507            (75,077)           121,272
           Accrued interest payable on deposits                                30,643              9,795            (13,261)
           Current income taxes payable                                      (134,274)          (111,626)            28,295
                                                                       ---------------    ---------------    ---------------

             Net cash provided by operating activities                        946,971             23,255            639,243
                                                                       ---------------    ---------------    ---------------

Cash flows from investing activities:
    Net increase in loans receivable                                      (19,815,885)       (23,047,384)       (11,194,574)
    Purchase of FHLB stock                                                 (1,147,500)          (214,300)                --
    Maturity of investment securities available-for-sale                           --          1,000,000          1,000,000
    Maturity of investment securities held-to-maturity                          5,000              2,000                 --
    Mortgage-backed securities principal repayments                            23,791             73,108            243,910
    Purchase of office property and equipment                              (1,201,418)          (715,577)          (112,503)
    Proceeds from sale of real estate owned                                 1,100,847            448,654              9,000
                                                                       ---------------    ---------------    ---------------

             Net cash used in investing activities                   $    (21,035,165)       (22,453,499)       (10,054,167)
                                                                       ---------------    ---------------    ---------------

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

               Consolidated Statements of Cash Flows, Continued

                   Years ended June 30, 1999, 1998, and 1997


                                                                            1999               1998               1997
                                                                       ---------------    ---------------    ---------------
Cash flows from financing activities:
    Proceeds from sale of common stock,
      net of issuance costs                                          $             --                 --          8,875,414
    Increase in deposits                                                   15,646,813         15,083,885          2,523,340
    Proceeds from FHLB advances                                            41,450,000         22,750,000         32,250,000
    Repayments of FHLB advances                                           (31,500,000)       (14,000,000)       (33,500,000)
    Increase in advance payments by borrowers
      for property taxes and insurance                                        165,016             25,681             33,721
    Purchase of treasury stock                                               (834,583)        (2,090,907)                --
    Dividends paid                                                           (476,372)          (370,667)           (94,560)
                                                                       ---------------    ---------------    ---------------

             Net cash provided by financing activities                     24,450,874         21,397,992         10,087,915
                                                                       ---------------    ---------------    ---------------

             Net  increase (decrease) in cash and
               cash equivalents                                             4,362,680         (1,032,252)           672,991

Cash and cash equivalents at the beginning of the year                      3,100,098          4,132,350          3,459,359
                                                                       ---------------    ---------------    ---------------

Cash and cash equivalents at the end of the year                     $      7,462,778          3,100,098          4,132,350
                                                                       ===============    ===============    ===============

Supplemental disclosure of cash flow information:
    Cash paid during the year for income taxes                       $        568,000            643,000            360,000
                                                                       ===============    ===============    ===============

    Cash paid during the year for interest                           $      6,453,824          4,510,075          3,547,276
                                                                       ===============    ===============    ===============
Supplemental schedule of noncash investing
    and financing activities:
      Conversion of loans to real estate owned                       $      1,253,257            325,964            192,134
                                                                       ===============    ===============    ===============

      Loans made to finance sales of real estate owned               $             --            476,818              9,000
                                                                       ===============    ===============    ===============

      Dividends declared and payable                                 $        155,902            116,353             94,560
                                                                       ===============    ===============    ===============

      Unearned ESOP shares                                           $             --                 --            819,960
                                                                       ===============    ===============    ===============

      Allocation of RRP shares                                       $             --            710,190                 --
                                                                       ===============    ===============    ===============


See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


(1) Conversion and Acquisition of the Association by the Company

    CBES Bancorp, Inc. (the Company) was incorporated in September 1996 for the purpose of becoming the savings and loan holding company of Community Bank of Excelsior Springs, a Savings Bank (the Bank) in connection with the Bank's conversion from a federally chartered mutual savings and loan to a federally chartered stock savings and loan. Pursuant to its Plan of Conversion, on September 19, 1996, the Company issued and sold 1,024,958 shares of its common stock in a subscription and community offering to the Bank's depositors and borrowers, the Company's employee stock ownership plan
    (ESOP), and the general public. Total proceeds of the offering, net of costs and funding the ESOP, were approximately $8,875,000. The Company utilized $4,858,000 of the net proceeds to acquire all of the common stock issued by the Bank in connection with its conversion. The remaining proceeds were retained by the Company and used to fund a loan to the Bank to facilitate the paydown of borrowings from the Federal Home Loan Bank (FHLB).

    The acquisition of the Association by the Company was accounted for in a manner similar to the pooling-of-interests method. Accordingly, the accounting basis of the assets, liabilities, and equity accounts of the Association remained the same as prior to the conversion and acquisition and were not adjusted to their fair values, and no purchase accounting adjustments were recorded.

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

(2) Summary of Significant Accounting Policies

    (a) Principles of Consolidation and Basis of Presentation

        The accompanying consolidated financial statements include the accounts of the Company and the Bank and its wholly owned subsidiary, CBES Service Corporation. Significant intercompany balances and transactions have been eliminated in consolidation.

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


                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


(c)    Investment and Mortgage-backed Securities

       The Company classifies its investment and mortgage-backed securities portfolios as held-to-maturity, which are recorded at amortized cost, or available-for-sale, which are recorded at fair value. The Company classified its investment and mortgage-backed securities as held-to-maturity if it has the positive intent and ability to hold the securities to maturity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities from available-for-sale to held-to-maturity are recorded at fair value at the date of transfer and unrealized holding gains or losses are amortized over the remaining life of the security.

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

       Interest on loans is accrued based on the principal amount outstanding. The Company defers all loan origination, commitment and related fees, and certain direct origination costs related to loans generated for the Bank's portfolio. The Bank amortizes the net fees, over the expected life of the individual loans using the interest method.

(e)    Allowance for Loan Losses

       The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

       A general valuation allowance for losses on loans is established by management based on its estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated net realizable value of the related underlying collateral of and consideration of past loan loss experience, current economic conditions, and such other factors which, in the opinion of management, deserve current recognition. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-off or additions to the allowance based upon their judgments about information available at the time of their examination.



                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


       Additionally, it is the Company's policy to place loans delinquent, as to principal, over ninety days on nonaccrual status and exclude interest on such loans from income. Interest ultimately collected is credited to income in the period received.

(f)    Mortgage Banking Activities

       The Company accounts for its mortgage servicing rights in accordance with Statement of Financial Accounting Standards (SFAS) No. 122, Accounting for Mortgage Servicing Rights, as amended by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement requires that the value of retained mortgage servicing rights related to loans originated and sold after January 1, 1996 be capitalized as an asset, thereby increasing the gain on sale of the loan by the amount of the asset. Such mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income. Any remaining unamortized amount is charged to expense if the related loan is repaid prior to maturity. Management monitors the capitalized mortgage servicing rights for impairment based on the fair value of those rights. Any impairment is recognized through a valuation allowance.

       Included in gains on sales of loans are capitalized mortgage servicing rights aggregating $323,000, $87,000, and $30,000 in 1999, 1998, and
       1997, respectively. Amortization expense related to the capitalized servicing rights, included as a reduction of loan servicing fees in the accompanying consolidated statements of earnings, aggregated $41,000 and $18,000 during 1999 and 1998, respectively.

       At June 30, 1999 and 1998, the Bank was servicing loans for others amounting to $44,070,000 and $30,442,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at June 30, 1999 and 1998 amounted to $432,000 and $259,000, respectively.

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

                         June 30, 1999, 1998, and 1997


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

  (l)  Earnings Per Share

       Basic earnings per share is based upon the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share include the effects of all dilutive potential common shares outstanding during each period. Unallocated ESOP shares are excluded from outstanding shares. 1997 per share information assumes the shares issued in September 1996 had been outstanding for the entire period and further assumes no earnings or reinvested proceeds from the sale of shares.

       The shares used in the calculation of basic and diluted earnings per share are shown below:

                                                                          For the
                                                                  years ended June 30,
                                                          -------------------------------------
                                                             1999         1998         1997
                                                          -----------  -----------  -----------
            Weighted average common shares outstanding       884,109      940,742      945,907
            Stock options                                         --        5,154           --
                                                          -----------  -----------  -----------

                                                             884,109      945,896      945,907
                                                          ===========  ===========  ===========


                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


 (m)   Recently Issued Accounting Pronouncements

       The Financial Accounting Standards Board (FASB) issued No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in June 1997. SFAS No. 130 requires the Company to classify items of other comprehensive income by their nature in the consolidated financial statements. The Company has adopted the provisions of SFAS No. 130 for the year ended June 30, 1999 and has displayed the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the consolidated statement of stockholders' equity. SFAS No. 131 requires public enterprises to report financial and descriptive information about their reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management. The Company adopted the provisions of SFAS No. 131 for the year ended June 30, 1999. The Company has one reportable operating segment.

       The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 137 was issued in June 1999 and delayed the effective date of SFAS No. 133 until July 1, 2001. Management believes adoption of SFAS No. 133, as amended by SFAS No. 137, will not have a material effect on the Company's financial position or results of operations, and adoption will not require additional capital resources.


                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


(3) Loans Receivable

    Loans receivable consisted of the following at June 30, 1999 and 1998:

                                                       1999            1998
                                                  --------------  --------------

             Real estate:
               One-to-four family residential   $    68,959,479      63,922,360
               Construction                          63,318,769      48,640,551
               Land                                   6,485,472       4,243,136
               Commercial                             5,495,877       2,767,600
               Multifamily                            1,950,918       1,602,006
               Consumer loans                        14,538,690      11,890,754
                                                  --------------  --------------

                                                    160,749,205     133,066,407

             Less:
               Loans in process                      27,152,578      18,660,635
               Deferred loan origination fees
                 and discounts on loans, net            604,351         494,066
               Allowance for loan losses                926,546         669,000
                                                  --------------  --------------

                                                $   132,065,730     113,242,706
                                                  ==============  ==============

    At June 30, 1999, the Bank was committed to originate first mortgage loans aggregating approximating $1,970,000, of which $101,000 was committed to be sold to a third party. Fixed rate loan commitments approximated $1,451,000 at June 30, 1999, with rates ranging from 6.75% to 8.50%. There were no commitments to buy loans at June 30, 1999.

    The Company had loans to directors and officers at June 30, 1999 and 1998 which carry terms similar to those for other loans. A summary of such loans is as follows:

                                                       1999            1998
                                                  --------------   -------------

               Balance at beginning of year     $     1,046,000       1,249,000
               New loans                              1,096,000         357,000
               Payments                                (381,000)       (560,000)
                                                  --------------   -------------

               Balance at end of year           $     1,761,000       1,046,000
                                                  ==============   =============



                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


    A summary of activity in the allowance for loan losses for the years ended June 30, 1999, 1998, and 1997 is as follows:

                                              1999         1998         1997
                                           -----------  -----------  -----------

         Balance at beginning of year    $    669,000      436,000      388,000
         Provision for loan losses            298,020      266,514       59,693
         Charge-offs                          (82,411)     (83,388)     (52,874)
         Recoveries                            41,937       49,874       41,181
                                           -----------  -----------  -----------

         Balance at end of year          $    926,546      669,000      436,000
                                           ===========  ===========  ===========

    Nonaccrual loans at June 30, 1999 and 1998 aggregated approximately $554,000 and $678,000, respectively. Gross interest income which would have been recorded had the nonaccruing loans been in accordance with their original terms amounted to $36,000, $34,000, and $36,000 for the years ended June 30, 1999, 1998, and 1997, respectively. The amount that was included in income on such loans was $21,000 and $39,000 for the years ended June 30, 1999 and 1998, respectively.

    The Bank evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance. The Bank's principal lending areas are the economically diverse communities northeast of Kansas City, Missouri.

(4) Premises and Equipment

    Office property and equipment consist of the following at June 30, 1999 and 1998:

                                                1999           1998
                                            -------------  -------------

         Land and land improvements       $      421,130        171,130
         Office buildings                      2,144,426      1,437,721
         Furniture and equipment               1,725,632      1,480,919
                                            -------------  -------------

                                               4,291,188      3,089,770

         Less accumulated depreciation         1,692,745      1,346,267
                                            -------------  -------------

                                          $    2,598,443      1,743,503
                                            =============  =============



                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997



(5) Deposits

    Deposit balances at June 30, 1999 and 1998 are summarized as follows:

                                                                  1999                           1998
                                                        -------------------------       -----------------------

        Balance by interest rate:
          Noninterest bearing
            demand accounts                -          $       3,953,136        4 %    $     2,309,696        3 %
          NOW accounts                 1.75-2.25%             8,987,936        9            8,852,647       10
          Money market                 2.50-2.75%             5,775,966        6            5,791,338        7
          Passbook accounts            2.25-2.75%             4,078,618        4            3,679,644        4
                                                        ---------------- --------       -------------- --------

                                                             22,795,656       23           20,633,325       24
                                                        ---------------- --------       -------------- --------

          Certificate accounts:        2.00-2.99%                   554       --                1,324       --
                                       4.00-4.99%             9,501,305        9                   --       --
                                       5.00-5.99%            51,453,152       51           36,237,309       42
                                       6.00-6.99%            17,672,931       17           28,904,827       34
                                                        ---------------- --------       -------------- --------

                                                             78,627,942       77           65,143,460       76
                                                        ---------------- --------       -------------- --------

                                                      $     101,423,598      100 %    $    85,776,785      100 %
                                                        ================ ========       ============== ========
        Weighted average
          interest rate on deposits
          at period-end                                                     4.82 %                        4.84 %
                                                                         ========                      ========
        Contractual maturity of
          certificate accounts:
            Under 12 months                           $      56,450,884       72 %    $    38,849,876       60 %
            12 to 24 months                                  11,229,466       14           14,640,894       22
            24 to 36 months                                   3,957,715        5            3,134,188        5
            36 to 48 months                                   4,307,686        5            3,238,399        5
            48 to 60 months                                   1,184,903        2            3,300,051        5
            Over 60 months                                    1,497,288        2            1,980,052        3
                                                        ---------------- --------       -------------- --------

                                                      $      78,627,942      100 %    $    65,143,460      100 %
                                                        ================ ========       ============== ========

    At June 30, 1999 and 1998, deposits of $100,000 or more totaled $6,872,000 and $6,823,000, respectively.



                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997



    The components of interest expense on deposits for the years ended June 30, 1999, 1998, and 1997 are as follows:

                                           1999          1998          1997
                                       ------------- ------------- -------------

        NOW, passbook, Super NOW,
          and money market demand    $      388,864       375,707       380,897
        Certificates of deposit           4,210,095     3,438,279     2,664,353
                                       ------------- ------------- -------------

                                     $    4,598,959     3,813,986     3,045,250
                                       ============= ============= =============

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


                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


(6) FHLB Advances

    The Company had the following debt outstanding from the FHLB of Des Moines at June 30, 1999 and 1998:

                                                                              1999              1998
                                                                          --------------   ---------------

        $500,000 advance, interest at 5.72%, due December 1998          $            --           500,000
        $1,000,000 advance, interest at 5.74%, due December 1998                     --         1,000,000
        $1,000,000 advance, interest at 5.75%, due December 1998                     --         1,000,000
        $1,000,000 advance, interest at 5.81%, due June 1999                         --         1,000,000
        $1,000,000 advance, interest at 5.82%, due June 2000                         --         1,000,000
        $1,000,000 advance, interest at 5.76%, due July 1999                  1,000,000                --
        $1,000,000 advance, interest at 5.80%, due July 1999                  1,000,000                --
        $3,000,000 advance, interest at 5.04%, due August 1999                3,000,000                --
        $1,300,000 advance, interest at 5.00%, due December 1999              1,300,000                --
        $3,000,000 advance, interest at 5.60%, due May 2000                   3,000,000         3,000,000
        $1,000,000 advance, interest at 5.88%, due August 2000                1,000,000                --
        $2,000,000 advance, interest at 5.78%, due August 2000                2,000,000                --
        $3,000,000 advance, interest at 5.78%, due November 2000              3,000,000         3,000,000
        $5,000,000 advance, interest at 5.95%, due July 2001                  5,000,000                --
        $1,150,000 advance, interest at 5.33%, due December 2001              1,150,000                --
        $1,000,000 advance, interest at 5.08%, due June 2008                  1,000,000         1,000,000
        $4,000,000 advance, interest at 5.01%, due August 2008                4,000,000                --
        $3,000,000 advance, interest at 4.99%, due September 2008             3,000,000                --
        Borrowings on an $8,000,000 line of credit, interest at
            approximately fifty basis points above the U. S. treasury
            bill rate (5.75% at June 30, 1998), matured May 1999.                    --         8,000,000
                                                                          --------------   ---------------

                                                                        $    29,450,000        19,500,000
                                                                          ==============   ===============

    The advances and lines of credit to the FHLB are collateralized by first mortgage loans.


                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


    Scheduled maturities of FHLB advances at June 30, 1999 are as follows:

                                                             Amount
                                                         --------------
                               Year ending June 30:
                                  2000                 $     9,300,000
                                  2001                       6,000,000
                                  2002                       6,150,000
                                  2003                              --
                                  2004                              --
                                  Thereafter                 8,000,000
                                                         --------------

                                                      $    29,450,000
                                                         ==============

(7) Income Taxes

    Components of income tax expense are as follows:

                                                  Federal       State          Total
                                               ------------  -----------   ------------
          Year ended June 30, 1999:
               Current                       $     518,642      118,562        637,204
               Deferred                             10,000        3,000         13,000
                                               ------------  -----------   ------------

                                             $     528,642      121,562        650,204
                                               ============  ===========   ============

          Year ended June 30, 1998:
               Current                       $     600,238       84,348        684,586
               Deferred                           (124,000)     (17,000)      (141,000)
                                               ------------  -----------   ------------

                                             $     476,238       67,348        543,586
                                               ============  ===========   ============

          Year ended June 30, 1997:
               Current                       $     407,807       61,680        469,487
               Deferred                             15,000        1,000         16,000
                                               ------------  -----------   ------------

                                             $     422,807       62,680        485,487
                                               ============  ===========   ============


                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


Income tax expense has been provided at effective rates of 37.0%, 34.0%, and 35.4% (applied to earnings before taxes) for the years ended June 30, 1999, 1998, and 1997, respectively. The reasons for the differences between the effective tax rates and the corporate federal income tax rate of 34% are as follows:

                                                                          1999         1998        1997
                                                                         --------     --------    --------

              Federal income tax rate                                       34.0 %       34.0        34.0
              Items affecting federal income tax rate:
                ESOP                                                         2.2          2.2         0.6
                Increase in cash surrender value of life insurance
                  policies, net of nondeductible premiums                   (4.0)        (1.6)       (1.0)
                State income tax net of federal benefit                      2.5          2.7         1.3
                Other                                                        2.3         (3.3)        0.5
                                                                         --------     --------    --------

                         Effective income tax rate                          37.0 %       34.0        35.4
                                                                         ========     ========    ========

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences which give rise to deferred tax assets and liabilities at June 30, 1999 and 1998 are as follows:

                                                                     1999          1998
                                                                 ------------  ------------
                  Accrued compensation                         $     187,000       136,000
                  Allowance for loan losses                          392,000       258,000
                                                                 ------------  ------------

                          Deferred income tax asset                  579,000       394,000
                                                                 ------------  ------------

                  Loan origination fees                             (198,000)     (105,000)
                  Fixed assets                                       (63,000)      (75,000)
                  Originated servicing rights                       (158,000)      (39,000)
                  Other                                              (27,000)      (29,000)
                                                                 ------------  ------------

                          Deferred income tax liability             (446,000)     (248,000)
                                                                 ------------  ------------

                          Net deferred income tax benefit      $     133,000       146,000
                                                                 ============  ============

There was no valuation allowance for deferred tax assets required at June 30, 1999 or 1998. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.



                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


    Prior to 1996, savings institutions that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed to deduct, within limitations, a bad debt deduction under either of two alternative methods: (i) a deduction based on a percentage of taxable income (most recently 8%), or (ii) a deduction based upon actual loan loss experience (the Experience Method). The Small Business Job Protection Act (the Act) repealed the bad debt deduction based on a percentage of taxable income effective for taxable years beginning after December 31, 1995. The Company, therefore, is now limited to the use of the bad debt deduction computed under the Experience Method. The Company's base year tax bad debt reserve balance of approximately $1.7 million will, in future years, be subject to recapture in whole or in part upon the occurrence of certain events, such as a distribution to stockholders in excess of the Company's current and accumulated earnings and profits, a redemption of shares, or upon a partial or complete liquidation of the Company. The Company does not intend to make distributions to stockholders that would result in recapture of any portion of its base year bad debt reserve. Since management intends to use the reserve only for the purpose for which it was intended, a deferred tax liability of approximately $578,000 has not been recorded.

(8) Benefit Plans

    Deferred Compensation Plan

    Effective March 1995, the Bank entered into deferred compensation agreements with members of the Board of Directors and Officers. The agreements provide for monthly payments to the individuals or their beneficiaries for between ten and fifteen years following retirement. The agreements are accounted for on an individual basis with the cost accrued over the individual's period of service. Expense under the agreements for the years ended June 30, 1999, 1998, and 1997 was approximately $54,000, $51,000, and $45,000, respectively. The Directors/Officers and their beneficiaries are general unsecured creditors of the Bank for all amounts due under these agreements.

    Employee Stock Ownership Plan

    Qualified employees of the Company and Bank participate in an ESOP. In connection with the conversion described in note 1, the ESOP borrowed $819,960 from the Company, the proceeds of which were used to acquire 81,996 shares of the Company's common stock. Contributions from the Company and the Bank, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants are fully vested after five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying consolidated balance sheets. As of June 30, 1999, 1998, and 1997, 26,840, 14,700, and 8,052 shares, respectively, had been allocated to participants. Compensation and benefits expense in 1999, 1998, and 1997, representing the fair value of allocated shares, was $196,914, $252,583, and $123,753, respectively. The fair value of the remaining unallocated shares at June 30, 1999 aggregated approximately $885,943.



                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


    Recognition and Retention Plan

    During 1998, the Company adopted a RRP. Under the RRP, common stock aggregating 36,893 shares was awarded to certain officers and directors of the Company and the Bank. The awards do not require any payment by the recipients. The shares were 20% vested upon adoption of the RRP with the remaining shares vesting equally over four years. The fair value of the shares at the date of award, aggregating $710,190, was included in unearned compensation in the accompanying consolidated balance sheet and is being amortized to expense over the vesting period. The Company recognized RRP expense of $142,038 and $248,556 in 1999 and 1998, respectively.

    401(k) Plan

    During June 1996, the Company established a defined contribution 401(k) plan covering substantially all employees. The plan provides for discretionary employer contributions. Employer contributions were $5,000, $4,000, and $4,000 in 1999, 1998, and 1997, respectively.

(9) Stock Options

    During 1998, the Company adopted a stock option plan. Under the plan, options to acquire 92,247 shares of the Company's common stock may be granted to certain officers, directors, and employees of the Company or the Bank. The options enable the recipient to purchase stock at an exercise price equal to the fair value of the stock at the date of the grant. On October 28, 1997, the Company granted options to acquire 92,247 shares for $19.25 per share. The options vest over five years and are exercisable for up to ten years.

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

    The Company has elected to apply the recognition provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. If compensation expense for the stock options had been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net earnings and diluted earnings per share would have been reduced by approximately $137,000 or $.12 per diluted share in 1999 and $244,000 or $.23 per diluted share in 1998.


                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


      Following is a summary of the fair values of options granted using the Black-Scholes option-pricing model:

                Fair value at grant date    $      19.25
                Assumptions:
                  Dividend yield                    2.06 %
                  Volatility                       15.00 %
                  Risk-free interest rate           5.60 %
                  Expected life                 10 years
                                              ===========

(10) Financial Instruments With Off-balance Sheet Risk and Concentrations of Credit Risk

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

      In addition to financial instruments with off-balance sheet risk, the Bank is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas. The Bank's principal lending area consists of the agricultural-based rural communities northeast of Kansas City, Missouri, and the Bank's loans are primarily to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Bank's loan portfolio is dependent upon market conditions in that area. This geographic concentration is considered in management's establishment of the allowance for loan losses.

(11)  Regulatory Capital Requirements

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of June 30, 1999, that the Bank meets all capital adequacy requirements to which it is subject. To be categorized as well-capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum total risk-based, leverage risk-based, tangible, and core capital ratios as set forth in the table.


                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


The Bank met all regulatory capital requirements at June 30, 1999 and 1998. The Bank's actual and required capital amounts and ratios as of June 30, 1999 and 1998 were as follows:


                                                                                                              To be well-
                                                                                 For capital               capitalized under
                                                                                  adequacy                 prompt corrective
                                                       Actual                     purposes                 action provisions
                                             --------------------------   --------------------------- ---------------------------
                   1999                          Amount        Ratio          Amount        Ratio          Amount        Ratio
-----------------------------------------    -------------- -----------   --------------  ----------- ---------------  ----------
Tangible capital (to tangible assets)      $     13,508,000       8.93 % $     2,269,000      1.50 %  $            --         -- %
Tier 1 leverage (core) capital
    (to adjusted tangible assets)                13,508,000       8.93         6,054,000      4.00          7,567,000       5.00
Risk-based capital
    (to risk-weighted assets)                    14,389,000      13.03         8,834,000      8.00         11,043,000      10.00
Tier 1 leverage risk-based capital
    (to risk-weighted assets)                    13,508,000      12.23                --        --          6,626,000       6.00
                                             =============== ==========    ==============  ========     ==============  =========

                                                                                                                To be well-
                                                                                 For capital                 capitalized under
                                                                                  adequacy                   prompt corrective
                                                       Actual                     purposes                   action provisions
                                             --------------------------    ------------------------    -----------------------------

                  1998                           Amount        Ratio          Amount        Ratio          Amount        Ratio
-----------------------------------------    --------------- ----------    -------------  ---------    --------------  -------------

Tangible capital (to tangible assets)      $     13,000,000      10.51 % $     1,855,000      1.50 %  $            --         -- %
Tier 1 leverage (core) capital
    (to adjusted tangible assets)                13,000,000      10.51         3,710,000      3.00          6,184,000       5.00
Risk-based capital
    (to risk-weighted assets)                    13,508,000      12.08         8,945,000      8.00         11,181,000      10.00
Tier 1 leverage risk-based capital
    (to risk-weighted assets)                    13,000,000      11.63                --        --          6,709,000       6.00
                                             =============== ==========    ==============  ========     ==============  =========


                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


(12) Fair Value of Financial Instruments

     Fair value estimates of the Company's financial instruments as of June 30, 1999 and 1998, including methods and assumptions utilized, are set forth below:

                                                         1999                               1998
                                           ---------------------------------  ---------------------------------
                                              Carrying         Estimated         Carrying         Estimated
                                               amount         fair value          amount         fair value
                                           ---------------- ----------------  ---------------  ----------------

  Investment and mortgage-backed
    securities                           $         150,275          150,000          179,066           180,000
                                           ================ ================  ===============  ================

  Loans, net of loans in process         $     134,459,151      135,387,000      114,822,275       116,048,000
                                           ================ ================  ===============  ================

  Noninterest bearing demand deposit     $       3,953,136        3,953,000        2,309,696         2,310,000
  Money market and NOW deposits                 14,763,902       14,764,000       14,643,985        14,644,000
  Passbook accounts                              4,078,618        4,079,000        3,679,644         3,680,000
  Certificate accounts                          78,627,942       78,392,000       65,143,460        65,279,000
                                           ---------------- ----------------  ---------------  ----------------

             Total deposits              $     101,423,598      101,188,000       85,776,785        85,913,000
                                           ================ ================  ===============  ================

  FHLB advances                          $      29,450,000       29,358,000       19,500,000        19,410,000
                                           ================ ================  ===============  ================

    Methods and Assumptions Utilized

    The carrying amount of cash and cash equivalents and accrued interest receivable and payable are considered to be approximate fair value based on the short-term nature of these items. The advances on the FHLB line of credit are considered to approximate fair value based on the contractual rates approximating the rates currently available to the Company.

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

                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


The estimated fair value of the Company's loan portfolio is based on the segregation of loans by collateral type, interest terms, and maturities. In estimating the fair value of each category of loans, the carrying amount of the loan is reduced by an allocation of the allowance for loan losses. Such allocation is based on management's loan classification system which is designed to measure the credit risk inherent in each classification category. The estimated fair value of performing variable rate loans is the carrying value of such loans, reduced by an allocation of the allowance for loan losses. The estimated fair value of performing fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the interest rate risk inherent in the loan, reduced by an allocation of the allowance for loan losses. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value for significant nonperforming loans, if any, is the estimated fair value of the underlying collateral based on recent external appraisals or other available information, which generally approximates carrying value, reduced by an allocation of the allowance for loan losses.

The estimated fair value of deposits with no stated maturity, such as noninterest bearing deposits, savings, money market accounts, passbook accounts, and NOW accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

The estimated fair value of advances from the FHLB is determined by discounting the future cash flows of existing advances using rates currently available on advances from the FHLB with similar characteristics.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.


                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


(13) Parent Company Condensed Financial Statements

     Presented below are condensed financial statements of the Company (parent only) as of June 30, 1999 and 1998 and for the years ended June 30, 1999, 1998, and 1997:

                                      Condensed Balance Sheets
                                      June 30, 1999 and 1998

                                                                         1999             1998
                                                                     --------------   --------------

       Cash and cash equivalents                                   $     1,106,161          108,404
       Investment in subsidiary                                         13,542,418       13,000,515
       ESOP loan receivable                                                523,944          638,867
       Loan receivable from subsidiary                                   2,000,000        3,250,000
                                                                     --------------   --------------

                    Total assets                                   $    17,172,523       16,997,786
                                                                     ==============   ==============

       Dividends payable                                           $       165,803          116,353
       Other liabilities                                                    59,658           24,326
                                                                     --------------   --------------

                    Total liabilities                                      225,461          140,679

       Stockholders' equity                                             16,947,062       16,857,107
                                                                     --------------   --------------

                    Total liabilities and stockholders' equity     $    17,172,523       16,997,786
                                                                     ==============   ==============


                                Condensed Statements of Earnings
                            Years ended June 30, 1999, 1998, and 1997

                                                                             1999             1998             1997
                                                                        --------------   --------------  ---------------

       Interest income                                                $       170,406          238,270          200,955
       Other expense, net                                                    (206,176)        (209,118)        (141,767)
                                                                        --------------   --------------  ---------------

                    Income (loss) before equity in undistributed
                      earnings of Bank                                        (35,770)          29,152           59,188

       Equity in earnings of Bank                                           1,145,351        1,025,090          825,372
                                                                        --------------   --------------  ---------------

                    Net income                                        $     1,109,581        1,054,242          884,560
                                                                        ==============   ==============  ===============

                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 1999, 1998, and 1997


                       Condensed Statements of Cash Flows
                   Years ended June 30, 1999, 1998, and 1997

                                                                          1999             1998            1997
                                                                     --------------   --------------  ---------------

Cash provided by operating activities:
    Net earnings                                                   $     1,109,581        1,054,242          884,560
    Change in other liabilities                                             37,158           (4,272)          26,284
    Undistributed earnings of Bank                                      (1,145,351)      (1,025,090)        (825,372)
                                                                     --------------   --------------  ---------------

             Cash provided by operating activities                           1,388           24,880           85,472
                                                                     --------------   --------------  ---------------

Cash provided by investing activities:
    Net decrease (increase) in loans receivable                          1,364,923          861,608       (4,750,475)
    Investment in Bank                                                          --               --       (4,319,290)
                                                                     --------------   --------------  ---------------

             Cash provided by (used in) investing activities             1,364,923          861,608       (9,069,765)
                                                                     --------------   --------------  ---------------

Cash provided by financing activities:
    Dividends from subsidiary                                              942,401        1,066,969               --
    Proceeds from stock offering, net of conversion costs                       --               --        9,695,374
    Dividends paid                                                        (476,372)        (370,667)         (94,560)
    Purchase of treasury stock                                            (834,583)      (2,090,907)              --
                                                                     --------------   --------------  ---------------

             Cash (used in) provided by financing activities              (368,554)      (1,394,605)       9,600,814
                                                                     --------------   --------------  ---------------

             Net increase (decrease) in cash                               997,757         (508,117)         616,521

Cash and cash equivalents at beginning of year                             108,404          616,521               --
                                                                     --------------   --------------  ---------------

Cash and cash equivalents at end of year                           $     1,106,161          108,404          616,521
                                                                     ==============   ==============  ===============

Noncash investing and financing activities -
    dividend declared and payable                                  $       155,902          116,353           94,560
                                                                     ==============   ==============  ===============

                            STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held at 4:00 p.m., Liberty, Missouri time on October 28, 1999, at the Liberty Community Center located at 1600 S. Withers Road, Liberty, Missouri 64068.

Stock Listing

CBES Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. Small Cap Market under the symbol "CBES."

Price Range of Common Stock

The per share price range of the common stock and the dividends declared or paid for each quarter since the common stock began trading on September 30, 1996 is set forth below. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not necessarily represent actual transactions:

                     Fiscal 1999           High         Low        Dividends
                 ---------------------   ----------  ----------  --------------

                 First Quarter         $    21.000      16.750            0.12
                 Second Quarter             17.750      14.438            0.14
                 Third Quarter              15.500      14.625            0.16
                 Fourth Quarter             16.063      13.000            0.18
                                         ==========  ==========  ==============

                     Fiscal 1998           High         Low        Dividends
                 ---------------------   ----------  ----------  --------------

                 First Quarter         $    20.500      17.125            0.10
                 Second Quarter             22.250      19.125            0.10
                 Third Quarter              26.500      21.375            0.10
                 Fourth Quarter             22.875      18.625            0.12
                                         ==========  ==========  ==============

                     Fiscal 1997           High         Low        Dividends
                 ---------------------   ----------  ----------  --------------

                 First Quarter         $    13.000      12.250              --
                 Second Quarter             14.250      12.375              --
                 Third Quarter              17.500      14.000            0.10
                 Fourth Quarter             18.000      15.875            0.10
                                         ==========  ==========  ==============

At June 30, 1999, there were 1,031,851 shares issued and 921,127 shares outstanding of CBES Bancorp, Inc. common stock (including unallocated ESOP shares) and there were approximately 238 registered holders of record.

Shareholders and General Inquiries:         Transfer Agent:
    Dennis D. Hartman                            Registrar and Transfer Co.
    Chief Executive Officer                      10 Commerce Drive
    CBES Bancorp, Inc.                           Cranford, New Jersey 07016
    1001 N. Jesse James Road
    Excelsior Springs, Missouri 64024
    (816)-630-6711

Annual and Other Reports

A copy of CBES Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 1999, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Dennis D. Hartman, Chief Executive Officer, CBES Bancorp, Inc., 1001 N. Jesse James Road, Excelsior Springs, Missouri 64024.

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

Rodney G. Rounkles-Vice Chairman of the Board of Community Bank of Excelsior Springs, a Savings Bank. Mr. Rounkles was the plant manager of a molding products plant in Excelsior Springs, Missouri until his retirement in 1995.

Cecil E. Lamb - Mr. Lamb is a retired postmaster.

Richard N. Cox - Mr. Cox is the owner and operator of Cox Tool Co., Inc., a designer/builder of plastic molds, located in Excelsior Springs, Missouri.

Robert L. Lalumondier - Mr. Lalumondier is the owner of Lalumondier Insurance Agency, located in Kearney, Missouri.

CBES Bancorp, Inc. Executive Officers

Robert McCrorey                        Dennis D. Hartman
  Chairman of the Board and President       Chief Executive Officer

Robert F. Kirk
  Chief Financial Officer

Community Bank of Excelsior Springs, a Savings Bank Executive Officers

Robert McCrorey                        Dennis D. Hartman
  Chairman of the Board and President       Chief Executive Officer

Rodney G. Rounkles                     Deryl R. Goettling
  Vice Chairman of the Board                Chief Lending Officer

Margaret E. Teegarden                  James V. Alderson
  Savings Department Manager                Consumer Loan Department Manager

Independent Accountants:               Special Counsel:
  KPMG LLP                                  Luse, Lehman, Gorman,
  1000 Walnut, Suite 1600                   Pomerenk, and Schick
  Post Office Box 13127                     5335 Wisconsin Ave. N.W., Suite 400
  Kansas City, Missouri 64199               Washington, DC 20015