Form 10KSB, Exhibit 13
period 2000-06-03
CBES BANCORP INC
filed 2000-09-27
CIK 1017308

                                   EXHIBIT 13

                               Table of Contents

                                                                           Page
President's Message                                                         1

General Information                                                         2

Selected Consolidated Financial and Other Data                              3

Management's Discussion and Analysis of Financial Condition
   and Results of Operations                                                5

Independent Auditors' Report                                               16

Consolidated Balance Sheets                                                17

Consolidated Statements of Earnings                                        18

Consolidated Statements of Stockholders' Equity                            19

Consolidated Statements of Cash Flows                                      20

Notes to Consolidated Financial Statements                                 22

Stockholder Information                                                    42

Corporate Information                                                      43

September 28, 2000


Dear Fellow Shareholder:


The Board of Directors, Officers, and Staff of CBES Bancorp, Inc. and its wholly owned subsidiary, Community Bank of Excelsior Springs, a Savings Bank, are pleased to provide you with our fourth annual report.

Fiscal 2000 was our fourth year as a stock company after serving area communities for more than sixty-five years as a mutual savings institution. The Bank's net loss for the fiscal year was $217,000, compared to net earnings of $1,110,000 for fiscal year 1999. The decrease was primarily due to an increase in the provision for loan losses of $1.8 million, a decrease in gain on sale of loans of $589,000, and an increase in non-interest expense of $250,000, offset by an increase in net interest income of $409,000, and an increase in customer service charges of $94,000.

Loans receivable, net, increased to$163,799,000 at June 30, 2000 from $134,459,000 at June 30, 1999, an increase of $29,340,000, due to increases in one-to-four family loans held for sale of $14,470,000, commercial loans of $1,891,000, construction loans of $10,504,000, and consumer loans of $4,136,000. Assets increased $30,434,000 to $180,840,000 and stockholders' equity decreased $1,194,000. The decrease in stockholder's equity was the result of the Company's net loss and the Company's stock repurchase program under which the Company purchased 46,056 shares of its stock during fiscal 2000.

Fiscal 2000 was a disappointing year for the Company, but we look forward to returning to our long record of achievement in fiscal 2001. We reaffirm our commitment to creating enhanced shareholder value while fulfilling our mission as a community-oriented financial institution committed to our customers and the communities we serve.

Our goals for 2001 include compliance with and the lifting of the supervisory agreement with the Office of Thrift Supervision, the workout of our problem loans, a reduction in assets, primarily in higher risk loans, and a reduction in non-interest expenses. The Bank plans on hiring an individual to be Chief Operating Officer and Chief Lending Officer to replace the Chief Lending Officer that left the Bank, and additional loan officers, as needed, to replace the loan officers that are no longer with the Bank.

Our goals for 2001 include compliance with and the lifting of the supervisory agreement with the Office of Thrift Supervision and the work out of our classified assets. As a result of the supervisory agreement and the Bank's recent increases in classified assets, management of the Bank expects in the near future the Bank's commercial real estate, multi-family, and land acquisition and development lending will be reduced or eliminated, and the Bank's construction lending activities will be curtailed. It is anticipated that these curtailed lending activities will result in some decreases in the Bank's loan portfolio balance, with offsetting decreases in borrowings. In addition, management expects the reduction in lending activities, along with more emphasis on non-interest expense, to result in a reduction in the Bank's non-interest expense.

Thank you for your support in our Company, and we look forward to a prosperous future.


Sincerely,

/s/ Dennis Hartman

Dennis Hartman
Chief Executive Officer

                              GENERAL INFORMATION

CBES Bancorp, Inc. (the "Company"), a Delaware corporation, is the holding company for Community Bank of Excelsior Springs, a Savings Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on September 27, 1996 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank, the Company's loan to the Company's Employee Stock Ownership Plan (the "ESOP"), and the Company's loan to the Bank. The business of the Company consists of the business of the Bank.

The Bank was originally chartered as a Missouri savings and loan association in 1931 under the name Excelsior Springs Savings and Loan Association. In 1991, the Bank changed its name to its current form and in 1995, the Bank amended its charter to become a federal mutual savings bank. Its deposits are insured up to the maximum allowable amount by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). Through its main office in Excelsior Springs and its branch offices in Kearney and Liberty, Missouri, the Bank primarily serves communities located in Clay and Ray Counties and to a lesser extent in surrounding counties in the State of Missouri. At June 30, 2000, the Company had total assets of $180.8 million, deposits of $135.6 million, and total stockholders' equity of $15.8 million.

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

                                                                           At or for the years ended June 30,
                                                       ----------------------------------------------------------------------
                                                         2000           1999          1998              1997           1996
                                                       --------       --------      --------          --------        -------
                                                                         (Dollars in thousands, except for share data)
Selected financial condition data:
    Total assets                                       $180,840        150,406       123,856           101,076         89,830
    Loans receivable, net                               163,799        134,459       114,822            91,017         79,410
    Mortgage-backed securities                               39             57            81               154            400
    Investment securities                                   187             93            98             1,096          2,074
    FHLB stock                                            2,323          2,173         1,025               811            811
    Other interest-bearing assets                         6,089          6,673         2,424             3,544          2,776
    Deposits                                            135,631        101,424        85,777            70,693         68,170
    FHLB advances                                        26,750         29,450        19,500            10,750         12,000
    Total equity                                         15,753         16,947        16,857            17,774          8,066
                                                       ========       ========      ========          ========        =======
Selected operations data:
    Total interest income                              $ 13,448         11,918         9,266             7,474          6,824
    Total interest expense                                7,606          6,485         4,520             3,534          4,006
                                                       --------       --------      --------          --------        -------

          Net interest income                             5,842          5,433         4,746             3,940          2,818

Provision for loan losses                                 2,152            298           266                60            236
                                                       --------       --------      --------          --------        -------
          Net interest income after
            provision for loan losses                     3,690          5,135         4,480             3,880          2,582
                                                       --------       --------      --------          --------        -------

Loan fees and service charges                               379            237           279               312            290
Gain on sale of loans, investments,
    and mortgage-backed securities                          590          1,178           460               157            239
Other noninterest income                                    180            158           128               127            127
                                                       --------       --------      --------          --------        -------

          Total noninterest income                        1,149          1,573           867               596            656
                                                       --------       --------      --------          --------        -------

Total noninterest expense                                 5,198          4,948         3,749             3,106          2,338
                                                       --------       --------      --------          --------        -------

          Earnings (loss) before income taxes              (359)         1,760         1,598             1,370            900

Income tax expense (benefit)                               (142)           650           544               485            323
                                                       --------       --------      --------          --------        -------

          Net earnings (loss)                          $   (217)         1,110         1,054               885            577
                                                       ========       ========      ========          ========        =======
Earnings per share:
    Basic                                              $  (0.26)          1.26          1.12              0.94             --
                                                       ========       ========      ========          ========        =======
    Diluted                                            $  (0.26)          1.26          1.11              0.94             --
                                                       ========       ========      ========          ========        =======
Average common shares outstanding                       851,060        883,976       940,742           945,907             --
                                                       ========       ========      ========          ========        =======

                                                                        At or for the years ended June 30,
                                                     ---------------------------------------------------------------
                                                       2000           1999           1998        1997          1996
                                                     -------        -------        -------      -------      -------
Selected financial ratios and other data:
  Performance ratios:
     Return on assets (ratio of net
        earnings to average total assets)              (0.13) %        0.74           0.95         0.94         0.65
     Return on equity (ratio of net
        earnings to average equity)                    (1.30)          6.60           6.04         5.79         7.42
Interest rate spread:
        Average during period                           3.28           3.38           3.80         3.66         2.90
        End of period                                   2.74           2.92           3.04         3.17         4.12
     Net interest margin                                3.65           3.85           4.46         4.39         3.31
     Ratio of noninterest expense to
        average total assets                            3.10           3.34           3.37         3.30 (1)     2.61
     Ratio of average interest earning
        assets to average interest-
        bearing liabilities                           107.75         110.31         115.56       118.71       108.57

Quality ratios:
  Nonperforming assets to total
     assets at end of period                            4.86           0.47           0.59         1.14         0.73
  Allowance for loan losses to
     nonperforming loans                               33.30         129.83          91.39        37.68        60.34
  Allowance for loan losses to
     loans receivable, net                              1.79           0.69           0.58         0.48         0.49

Capital ratios:
  Equity to total assets at end of year                 8.71          11.27          13.61        17.59         8.99
  Average equity to average assets                      9.94          11.38          15.66        16.24         8.69

Number of full service offices                             3              3              3            2            2
                                                     =======        =======        =======      =======      =======

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

Financial Condition

Total Assets. Total assets increased $30.4 million, or 20.2%, to $180.8 million at June 30, 2000 from $150.4 million at June 30, 1999. This was primarily due to an increase in loans receivable, net funded by deposits and FHLB advances.

Loans Receivable, Net. Loans receivable, net (including loans held for sale), increased by $29.3 million, or 21.8%, to $163.8 million at June 30, 2000 from $134.4 million at June 30, 1999. The increase is primarily due to increases in one-to-four family loans held for sale of $14.5 million, commercial loans of $1.9 million, land loans of $0.7 million, construction loans of $10.5 million, and consumer loans of $4.1 million.

Mortgage-backed Securities. Mortgage-backed securities decreased by $18,000, or 31.6%, to $39,000 at June 30, 2000 from $57,000 at June 30, 1999. The decrease was due to prepayments on loans which secure the Bank's mortgage-backed securities.

Investment Securities. Investment securities increased $94,000, or 101.1%, to $187,000 at June 30, 2000 from $93,000 at June 30, 1999. The increase was due to the purchase of a $100,000 Treasury Bill.

Deposits. Deposits increased $34.2 million, or 33.7%, to $135.6 million at June 30, 2000 from $101.4 million at June 30, 1999. The increase in deposits is primarily due to $33.8 million in new certificates of deposit, of which $12.8 million are broker deposits. Due to a large demand for construction and other loans, we offered a very competitive interest rate on selected term certificates to fund that lending. Those certificates will begin repricing in mid-2001.

Federal Home Loan Bank Advances. FHLB advances decreased $2.7 million from $29.5 million at June 30, 1999 to $26.8 million at June 30, 2000.

Equity. Total stockholders' equity decreased by $1.1 million to $15.8 million at June 30, 2000 from $16.9 million at June 30, 1999, primarily due to the Company's net loss, along with the costs of the Company's stock repurchase program.

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

                                                                                   ------------------------------------
                                                                                                 2000
                                                                                   -----------------------------------
                                                          At June 30, 2000           Average      Interest
                                                      ------------------------
                                                      Outstanding       Yield/     outstanding     earned/     Yield/
                                                        balance          rate         balance        paid       rate
                                                      -----------      -------     -----------    --------     -------
                                                                                              (Dollars in Thousands)
Interest-earning assets:
   Loans receivable                                     $ 163,799        8.53%      $ 149,912       12,894       8.60%
   Mortgage-backed securities                                  39        8.06              48            4       8.33
   Investment securities                                      187        6.19             166           10       6.02
   FHLB stock                                               2,323        6.29           2,255          148       6.56
   Other interest-bearing deposits                          6,089        3.04           7,516          393       5.23
                                                        ---------                   ---------      -------
          Total interest-earning assets (1)             $ 172,437        8.30%      $ 159,897       13,449       8.41%
                                                        =========       =====       =========      =======      =====

Interest-bearing liabilities:
   Passbook accounts                                    $   3,928        2.25%      $   3,652           90       2.46%
   Demand and NOW deposits                                 19,235        2.22          17,299          339       1.96
   Certificate accounts                                   112,468        6.11          94,118        5,254       5.58
   FHLB advances                                           26,750        6.16          33,288        1,923       5.78
                                                        ---------                   ---------       ------
          Total interest-bearing liabilities            $ 162,381        5.56%      $ 148,357        7,606       5.13%
                                                        =========       =====       =========       ======      =====

Net interest income                                                                                  5,843
                                                                                                    ======
Net interest rate spread (2)                                             2.74%                                   3.28%
                                                                        =====                                   =====
Net interest-earnings assets                            $  10,056                   $  11,540
                                                        =========                   =========
Net interest margin (3)                                                                               3.65%
                                                                                                    ======
Average interest-earning assets to
   average interest-bearing liabilities                                                             107.75%
                                                                                                    ======

                                                               Year ended June 30,
                                                            -------------------------------------------------------------------
                                                                        1999                                  1998
                                                            -------------------------------     -------------------------------
                                                              Average   Interest                  Average    Interest
                                                            outstanding  earned/     Yield/     outstanding   earned/   Yield/
                                                              balance     paid        rate         balance     paid      rate
                                                            ----------- --------     ------     -----------  --------   -------
Interest-earning assets:
   Loans receivable                                         $ 133,856    11,560       8.64%     $  100,867    9,047      8.97%
   Mortgage-backed securities                                      69         6       8.70             100        7      7.00
   Investment securities                                           95         6       6.32             560       20      3.57
   FHLB stock                                                   1,805       116       6.43             821       56      6.82
   Other interest-bearing deposits                              5,495       236       4.29           4,036      136      3.37
                                                            ---------   -------                 ----------  -------
          Total interest-earning assets (1)                 $ 141,320    11,924       8.44%     $  106,384    9,266      8.71%
                                                            =========   =======      =====      ==========  =======     =====
Interest-bearing liabilities:
   Passbook accounts                                        $   3,782        87       2.30%     $    3,736       84      2.25%
   Demand and NOW deposits                                     14,508       316       2.18          14,001      311      2.22
   Certificate accounts                                        76,653     4,196       5.47          61,650    3,419      5.55
   FHLB advances                                               33,165     1,885       5.68          12,672      706      5.57
                                                            ---------   -------                 ----------  -------
          Total interest-bearing liabilities                $ 128,108     6,484       5.06%     $   92,059    4,520      4.91%
                                                            =========   =======      =====      ==========  =======     =====

Net interest income                                                     $ 5,440                             $ 4,746
                                                                        =======                             =======
Net interest rate spread (2)                                                          3.38%                              3.80%
                                                                                     =====                               ====
Net interest-earnings assets                                $  13,212                           $   14,325
                                                            =========                           ==========
Net interest margin (3)                                                    3.85%                               4.46%
                                                                        =======                             =======
Average interest-earning assets to
   average interest-bearing liabilities                                  110.31%                             115.56%
                                                                        =======                             =======

(1) Calculated net of deferred loan fees and discounts, loans in process, and loss reserves.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

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

                                                                                Year ended June 30,
                                             ----------------------------------------------------------------------------------
                                                          2000 vs 1999                                  1999 vs 1998
                                             ---------------------------------------      -------------------------------------
                                                    Increase                                      Increase
                                                   (decrease)                Total               (decrease)             Total
                                                     due to                increase               due to              increase
                                             ----------------------                       --------------------
                                               Volume         Rate        (decrease)        Volume       Rate       (decrease)
                                             --------        ------      -----------      --------      ------      -----------
                                                                            (Dollars in thousands)
Interest-earnings assets:
   Loans receivable                           $ 1,388         (54)            1,334          2,650       (138)           2,512
   Mortgage-backed securities                      (2)         --                (2)            (2)         1               (1)
   Investment securities                            4          --                 4            (14)       (12)             (26)
   FHLB stock                                      30           2                32             63         (3)              60
   Other interest-earning assets                  103          61               164             56         51              107
                                              -------       -----            ------         ------     ------          -------
      Total interest-earning assets             1,523           9             1,532          2,753       (101)           2,652
                                              -------       -----            ------         ------     ------          -------

Interest-bearing liabilities:
   Savings deposits                                (3)          6                 3              3         --                3
   Demand and NOW                                  48         (25)               23             11         (6)               5
   Certificate accounts                           912         146             1,058            819        (42)             777
   Borrowings                                       7          31                38          1,180         --            1,180
                                              -------       -----            ------         ------     ------          -------
      Total interest-bearing liabilities          964         158             1,122          2,013        (48)           1,965
                                              -------       -----            ------         ------     ------          -------
      Net interest income                     $   559        (149)              410            740        (53)             687
                                              =======       =====            ======         ======     ======          =======

Comparison of Operating Results for the Years Ended June 30, 2000 and June 30, 1999

Performance Summary. Net earnings for the year ended June 30, 2000 decreased by $1,327,000, or 119.6%, to a loss of $217,000 from $1,110,000 for the year ended
June 30, 1999. The results were impacted by an increase of $409,000 in net interest income, offset by a $425,000 decrease in noninterest income, a $1,800,000 increase in provision for loan loss, and a $250,000 increase in noninterest expense.

For the years ended June 30, 2000 and 1999, the returns on average assets were (.09)% and .74%, respectively, while the returns on average equity were (.88)% and 6.60%, respectively.

Net Interest Income. Net interest income increased from $5.4 million for the fiscal year ended June 30, 1999 to $5.8 million for the current fiscal year, an increase of $0.4 million. This reflects an increase of $1.5 million in interest income to $13.4 million from $11.9 million, and an increase in interest expense of $1.1 million to $7.6 million from $6.5 million. The net increase was primarily due to an increase in net loans receivable of $29.3 million to $163.8 million at June 30, 2000 from $134.5 million at June 30, 1999.

For the year ended June 30, 2000, the average yield on interest-earning assets was 8.41% compared to 8.44% for fiscal 1999. The average cost of interest-bearing liabilities was 5.13% for the year ended June 30, 2000, an increase from 5.06% for fiscal 1999. The average balance of interest-earning assets increased $18.6 million to $159.9 million for the year ended June 30, 2000, compared to $141.3 million for fiscal 1999. During the same period, the average balance of interest-bearing liabilities increased by $20.2 million to $148.4 million for the year ended June 30, 2000 from $128.1 million in fiscal 1999.

The average interest rate spread was 3.28% for the year ended June 30, 2000, compared to 3.38% for fiscal 1999. The average net interest margin decreased to 3.65% for the year ended June 30, 2000, compared to 3.85% for the year ended June 30, 1999. This was primarily due to a decrease in the yield of interest-earning assets to 8.41% for the period ended June 30, 2000 from 8.44% at June 30, 1999, and an increase in the cost of interest-bearing liabilities to 5.13% at June 30, 2000 from 5.06% at June 30, 1999.

Provision for Loan Losses. During the year ended June 30, 2000, the Company recorded a $2.2 million provision for loan losses in accordance with its classification of assets policy. The increase in the provision for loan losses was primarily attributable to a significant increase in the Bank's classified assets of $13.3 million from $0.9 million at June 30, 1999 to $14.2 million at June 30, 2000, together with the implementation of a more conservative methodology in establishing its allowance for loan loss adopted in the third quarter. The increase in classified assets during the year ended June 30, 2000 reflects comments received from OTS examiners, as well as a comprehensive review of the loan portfolio being conducted by the Bank.

During the year ended June 30, 2000, the Bank had thirteen lending relationships with an aggregate balance of $13 million which were classified as substandard, and two lending relationships with an aggregate balance of $2.4 million which were classified as special mention. The thirteen relationships classified as substandard consisted of the following:

     (1) Ten loans to a builder consisting of single family construction loans with an aggregate balance of $1.2 million at June 30, 2000. In February 2000, the builder filed for bankruptcy. Since June 30, 2000 the Bank has taken eight of these ten loans into real estate owned, of which six are lots and basements, with an aggregate balance of $205,000, and two are secured by roughed in single family houses with an aggregate balance of $173,000.

     (2) Fourteen loans to a builder with an aggregate balance of $2.2 million at June 30, 2000, consisting of a land development loan, a multi-family construction loan for a town house complex, four single family speculative construction loans, two single family permanent loans, a commercial real estate loan and a building lot loan. The commercial real estate loan and the building lot loan were paid off after June 30, 2000. The current aggregate balance outstanding is $1.7 million.

     (3) Six loans to a builder with an aggregate balance of $1.2 million at June 30, 2000, consisting of a commercial real estate loan and a land development loan, both of which paid off after June 30, 2000, building lots loans, and single family construction loans. The current aggregate balance is $626,000.

     (4) Fourteen loans to a builder with an aggregate balance of $1.5 million at June 30, 2000, consisting of fourteen single family construction loans, two of which paid off after June 30, 2000. The current aggregate balance is $1.3 million.

     (5) Six loans to a builder consisting of a multi-family construction loans, a commercial loan, and a building lot loan, with an aggregate balance of $1.4 million at June 30, 2000.

     (6) Five loans to a builder consisting of a multi-family construction loan, single family construction loans, and single family permanent loans, with an aggregate balance of $1.5 million at June 30, 2000.

     (7) Seventeen loans to a builder consisting of two single family construction loans, one commercial real estate loan, eight single family permanent loans, five commercial loans, and one consumer loan, with an aggregate balance of $660,000 at June 30, 2000.

     (8) Eight loans to a builder consisting of multi-family construction loans, with an aggregate balance of $1.2 million at June 30, 2000. This project is nearly complete. The builder is seeking permanent financing upon completion of the project in early 2001.

     (9) Six loans to a builder consisting of single family construction loans with an aggregate balance of$1.0 million at June 30, 2000.

     (10) Three loans to a builder consisting of single family construction loans with an aggregate balance of $629,000 at June 30, 2000. All of these loans paid off after June 30, 2000.

     (11) Five loans to a builder consisting of a single family model home and consumer loans, with an aggregate balance of $231,000 at June 30, 2000.

     (12) One loan to a builder consisting of a single family construction loan with a balance of $153,000 at June 30, 2000.

     (13) Two loans to a builder consisting of single family construction loans with an aggregate balance of $248,000 at June 30, 2000.

The two lending relationships classified as special mention consisted of the following:

     (1) A construction loan on commercial real estate with an outstanding balance at June 30, 2000 of $1,840,000. The borrower is seeking permanent financing upon completion of the project in the fourth quarter of 2000.

     (2) A permanent commercial real estate loan with an outstanding balance at June 30, 2000 of $570,000.

During the year, the Bank also increased its general allowance. The Bank's methodology for determining the general allowance for loan losses focuses primarily on the application of specific reserve percentages to the various categories of loans. Those percentages are based upon management's estimate of the exposure to loss in the various categories. The reserve factors are subject to change from time to time based on management's assessment of the relative credit risk within the portfolio. During the fiscal year ended June 30, 2000, management determined to increase certain of the factors based upon a more conservative analysis of the risks inherent in the portfolio. Percentages generally range from 0.05% for single family residential loans to 2.00% for some consumer loans; higher percentages may be applied to problem loans. As noted above, management continues to review specifically identified problem or potential problem loans. On a case by case basis, where considered necessary, reserves are increased. For this purpose, problem loans include non-accruing loans and accruing loans delinquent more than ninety days and classified assets. In addition, pursuant to the Bank's methodology, the reserve is replenished for net charge-offs, which are charged against the reserve. Pursuant to the supervisory agreement, the Bank may not reduce the allowance for loan losses without prior notice of no objection from the Office of Thrift Supervision.

As a result of the provision for loan losses during the fiscal year ended June 30, 2000, the Bank had a total allowance for loan losses of $2.9 million, or 1.79% of loans receivable, net at June 30, 2000, compared to $927,000 or 0.69% of loans receivable, net at June 30, 1999. The allowance for loan losses as a percentage of non-performing assets was 33.3% at June 30, 2000 compared to 129.8% at June 30, 1999.

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

The Supervisory Agreement between the Bank and the OTS provides that the Bank shall not reduce the balance of the allowance for loan losses without prior notice of no objection from the OTS.

Noninterest Income.For the year ended June 30, 2000, noninterest income decreased by $425,000, or 27.0%, compared to the year ended June 30, 1999 due primarily to a decrease in the gain on sale of mortgage loans of $588,000. The gain on sale of loans decreased during the year as a result of a decrease in loan sales from $41.6 million during the year ended June 30, 1999 to $31.3 million during the year ended June 30, 2000, as a part of the Company's strategy to manage asset size and maintain capital levels.

Noninterest Expense. Noninterest expense increased $250,000 to $5.2 million for the year ended June 30, 2000 from $4.9 million for the year ended June 30, 1999. Of this increase, $180,000 was attributable to compensation due to an increase in the number of employees and general wage increases, offset by a decrease in the ESOP plan expense of $25,000. An increase of $51,000 was due to office property and equipment expense; and $27,000 was due to an increase in other noninterest expense, primarily consisting of mortgage loan expense, insurance expense, and computer conversion expense. The increase in noninterest expense is primarily due to the Company pursuing its plan of controlled growth, part of that being the opening of the branch office in Liberty, Missouri.

Income Taxes. Income taxes decreased $792,000 to a $142,000 benefit for the year ended June 30, 2000 from $650,000 of expense for the year ended June 30, 1999. The increase is due to the decrease in pretax income. The Company's effective tax rate was 39% for fiscal year 2000 and 37% for fiscal 1999.

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

Net Interest Income. Net interest income increased from $4.7 million for the fiscal year ended June 30, 1998 to $5.4 million for the year ended June 30, 1999, an increase of $0.7 million. This reflects an increase of $2.7 million in interest income to $11.9 million from $9.3 million, and an increase in interest expense of $2.0 million to $6.5 million from $4.5 million. The net increase was primarily due to an increase in net loans receivable of $19.6 million to $134.4 million in 1999 from $114.8 million in fiscal 1998.

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

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2000, which are expected to reprice or mature in each of the future time periods shown, assuming a 22% annual prepayment rate for fixed-rate real estate loans, a 22% annual prepayment rate for mortgage-backed securities, an 8% annual prepayment rate for adjustable-rate real estate loans, and an 8% annual prepayment rate for consumer loans. Except for deposits, which are classified as repricing in the "within 1 year" category, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset liability.

                                                                             Maturing or repricing
                                             ---------------------------------------------------------------------------------------
                                               Within                                                         Over
                                               1 year      1-3 years        3-5 years        5-10 years     10 years       Total
                                             ---------   --------------    -----------     -------------   ------------   ----------
                                                                              (Dollars in Thousands)
Interest-earnings assets:
Loans receivable, net (1)                    $108,838         27,594             16,815           9,445        1,107      163,799
Mortgage-backed securities                         14             17                  7               1           --           39
Investment securities                              99              6                  6              21           55          187
Interest-bearing deposits
  in other financial institutions               6,089             --                 --              --           --        6,089
FHLB stock                                      2,323             --                 --              --           --        2,323
                                             --------       --------         ----------        --------       ------    ---------
     Total interest-earning
      assets (1)                              117,363         27,617             16,828           9,467        1,162      172,437
                                             --------       --------         ----------        --------       ------    ---------
Interest-earning liabilities:
  Savings deposits                              3,928             --                 --              --           --        3,928
  Demand and NOW deposits                      19,235             --                 --              --           --       19,235
  Certificate accounts                         84,167         19,083              8,817             401           --      112,468
  FHLB advances                                19,600          7,150                 --              --           --       26,750
                                             --------       --------         ----------        --------       ------    ---------
     Total interest-bearing
      liabilities                             126,930         26,233              8,817             401           --      162,381
                                             --------       --------         ----------        --------       ------    ---------
     Interest sensitivity gap                $ (9,567)         1,384              8,011           9,066        1,162       10,056
                                             ========       ========         ==========        ========       ======    =========
Cumulative interest sensitivity gap          $ (9,567)        (8,183)              (172)          8,894       10,056       10,056
                                             ========       ========         ==========        ========       ======    =========
Ratio of interest-earning assets to
 interest-bearing liabilities                   92.46%        105.28%            190.86%       2,360.85%          --%      106.19%
                                             ========       ========         ==========        ========       ======    =========
Ratio of cumulative gap to total
 assets                                         (5.29)%        (4.52)%            (0.10)%          4.92%        5.56%        5.56%
                                             ========       ========         ==========        ========       ======    =========

(1) Calculated net of deferred loans fees, loan discounts, loans in process, and loan loss reserves.

Net Portfolio Value

In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision (OTS) adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at June 30, 2000, as calculated by the OTS, based on information provided to the OTS by the Bank.

            Interest Rate Sensitivity of Net Portfolio Value (NPV)

                                                       NPV as percent
                Net portfolio Value                     of PV assets
--------------------------------------------------  -------------------------
Change in        Dollar        Dollar     Percent     NPV           Change
rates (bp)       amount        change     change     ratio           (bp)
----------     -----------    --------- ---------   ---------    ------------
                       (Dollars in thousands)

     300       $ 16,501        (1,262)       (7)%      9.30%         (39)
     200         17,247          (516)       (3)       9.60           (9)
     100         17,702           (61)       (1)       9.74            6
      --         17,763                                9.69           --
    (100)        17,404          (359)       (2)       9.42          (26)
    (200)        16,731        (1,032)       (6)       9.01          (68)
    (300)        16,023        (1,740)      (10)       8.57         (112)
========        =======       =======   =======     =======      =======

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

The primary investing activity of the Company is originating adjustable-rate mortgages, construction loans, and consumer loans. For the fiscal years ended June 30, 2000 and 1999, the Bank originated loans for its portfolio in the amount of $134 million and $167 million, respectively.

The Bank is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified
U. S. government, state, or federal agency obligations) of not less than 4.0% of its average daily balance of net withdrawable accounts plus short-term borrowings.

It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 6.22% and 7.69%, respectively, at June 30, 2000 and 1999.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At June 30, 2000 and 1999, cash and cash equivalents were $7.2 million and $7.5 million, respectively. Liquidity management for the Company is both an ongoing and long-term component of the Company's asset liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB. Should the Company require funds beyond its ability to generate them internally, additional sources of funds are available through advances from the FHLB. The Company would pledge its FHLB stock or certain other assets as collateral for such advances.

At June 30, 2000, the Bank had outstanding loan commitments of $245,000 and undisbursed loans in process of $19.4 million.

Certificates of deposit which are scheduled to mature in one year or less at June 30, 2000 were $83.8 million. Management believes that a significant portion of such deposits will remain with the Bank, although depending upon the Bank's needs for funds, the Bank may be less aggressive in seeking to retain brokered deposits. The Bank had brokered deposits of $12.8 million at June 30, 2000.

At June 30, 2000, the Bank had tangible capital of $13.6 million, or 7.5% of total adjusted assets, which is approximately $10.9 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. The Bank had core capital of $13.6 million, or 7.5% of adjusted total assets, which is $6.4 million above the minimum leverage ratio requirement of 4.0% in effect on that date. The Bank had total risk-based capital of $15.3 million and total risk-weighted assets of $134.3 million, or total capital of 11.4% of risk-weighted assets. This was $4.6 million above the 8.0% requirement in effect on that date.

Supervisory Agreement

On August 4, 2000 the Bank entered into a Supervisory Agreement with the OTS. By signing the Supervisory Agreement, the Bank has agreed to take certain actions in response to concerns raised by the OTS. The Supervisory Agreement provides that the Bank shall take necessary and appropriate actions to achieve compliance with various OTS regulations related to lending standards, lending limitations, classification of assets, appraisal standards and other matters. The Supervisory Agreement provides that the Bank take certain corrective steps to improve its internal asset review program. The Supervisory Agreement requires the Bank to establish adequate allowance for loan losses and not reduce the balance of the allowance for loan losses without prior notice of no objection from the OTS. The Supervisory Agreement also provides that the Bank refrain from making any new loan commitments with the new builders or subdivision developments without prior OTS approval. The Bank is also prohibited from increasing the number of loans to current builders or subdivision developments without prior OTS approval.

In addition, the Supervisory Agreement provides that the Board of Directors of the Bank must develop or revise its written policies and procedures relating to real estate appraisals, loan underwriting and credit administration, lending limits and related matters. The Supervisory Agreement also provides that the Bank shall revise its internal audit procedures, shall update its contingency disaster recovery plan, shall establish and implement certain budgetary procedures and shall revise its bonus program. The Supervisory Agreement also provides that the Bank shall refrain from making capital distributions without OTS approval. The Company relies upon dividends for the Bank to satisfy its cash needs

The Supervisory Agreement is considered a formal written agreement with the OTS. Failure to comply with the Supervisory Agreement can lead to further enforcement actions by the OTS. The Bank believes that it can comply with the Supervisory Agreement and is currently taking the necessary steps to do so. Compliance with the Supervisory Agreement is not expected to have a materially adverse impact on the operations or the financial condition of the Bank. However, the restrictions imposed on the Bank's construction and commercial real estate lending activities may cause a significant decrease in the Bank's activities in these areas. The Supervisory Agreement will remain in effect until terminated by the OTS.

Recent Accounting Developments

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

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of change in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services. In an increasing interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Forward-looking Statements

In addition to historical information, this Annual Report contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations. Readers should not place undue reliance on these forward-looking statements, as they reflect management's analysis as of the date of this report. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including Quarterly 10-Q reports and reports filed on Form 8-K.

[LETTERHEAD OF KPMG]


                         Independent Auditors' Report

The Board of Directors
CBES Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of CBES Bancorp, Inc. and subsidiary as of June 30, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBES Bancorp, Inc. and subsidiary as of June 30, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                   KPMG LLP


August 11, 2000

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                          Consolidated Balance Sheets

                            June 30, 2000 and 1999


                                          Assets                                          2000           1999
                                                                                      ------------   -----------
Cash and cash equivalents                                                                1,152,781     1,111,855
Interest-bearing deposits in other financial institutions                                6,089,264     6,350,923
                                                                                      ------------   -----------

       Total cash and cash equivalents                                                   7,242,045     7,462,778

Investment and mortgage-backed securities - held-to-maturity (estimated fair
  value of 226,000 and 150,000 in 2000 and 1999, respectively)                             225,898       150,275
Loans held for sale, net                                                                16,863,181     2,393,421
Loans receivable, net (note 3)                                                         146,935,945   132,065,730
Accrued interest receivable:
  Loans receivable                                                                       1,118,559     1,052,903
  Investment and mortgage-backed securities and interest-bearing deposits                   79,808         3,167
Real estate owned                                                                          237,061       152,859
Stock in Federal Home Loan Bank (FHLB), at cost                                          2,322,500     2,172,500
Office property and equipment, net (note 4)                                              2,583,130     2,598,443
Deferred income tax benefit (note 7)                                                       834,000       133,000
Cash surrender value of life insurance and other assets                                  2,397,469     2,220,827
                                                                                      ------------   -----------

Total assets                                                                          $180,839,596   150,405,903
                                                                                      ============   ===========

                           Liabilities and Stockholders' Equity

Liabilities:
  Deposits (note 5)                                                                   $135,630,763   101,423,598
  FHLB advances (note 6)                                                                26,750,000    29,450,000
  Accrued expenses and other liabilities                                                   888,848     1,481,920
  Accrued interest payable on deposits                                                     255,971       138,404
  Advance payments by borrowers for property taxes and insurance                         1,444,286       916,215
  Current income taxes payable                                                             116,246        48,704
                                                                                      ------------   -----------

       Total liabilities                                                               165,086,114   133,458,841
                                                                                      ------------   -----------

Stockholders' equity:
  Common stock, $.01 par; 3,500,000 authorized; 1,031,851 shares issued                     10,319        10,319
  Additional paid-in capital                                                            10,020,540     9,989,075
  Retained earnings, substantially restricted (notes 8, 9, and 11)                       9,244,208    10,033,284
  Treasury stock, 158,789 and 110,724 shares, at cost                                   (3,009,175)   (2,267,740)
  Unearned employee benefits (note 8)                                                     (512,410)     (817,876)
                                                                                      ------------   -----------

       Total stockholders' equity                                                       15,753,482    16,947,062

Commitments (note 3)
                                                                                      ------------   -----------
       Total liabilities and stockholders' equity                                     $180,839,596   150,405,903
                                                                                      ============   ===========

See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                     Consolidated Statements of Operations

                   Years ended June 30, 2000, 1999, and 1998


                                                                             2000            1999            1998
                                                                         ------------     -----------    ------------
Interest income:
  Loans receivable                                                       $ 12,893,702      11,559,524       9,046,683
  Investment and mortgage-backed securities                                    13,757           5,922          27,308
  Interest-bearing deposits and other                                         541,051         352,341         192,008
                                                                         ------------     -----------    ------------

       Total interest income                                               13,448,510      11,917,787       9,265,999
                                                                         ------------     -----------    ------------

Interest expense:
  Deposits (note 5)                                                         5,682,722       4,598,959       3,813,986
  FHLB advances                                                             1,923,109       1,885,508         705,884
                                                                         ------------     -----------    ------------

       Total interest expense                                               7,605,831       6,484,467       4,519,870
                                                                         ------------     -----------    ------------

       Net interest income                                                  5,842,679       5,433,320       4,746,129

Provision for loan losses (note 3)                                          2,151,697         298,020         266,514
                                                                         ------------     -----------    ------------

       Net interest income after provision for loan losses                  3,690,982       5,135,300       4,479,615
                                                                         ------------     -----------    ------------

Noninterest income:
  Gain on sales of loans, net                                                 589,528       1,178,325         459,813
  Customer service charges                                                    321,781         227,805         224,101
  Loan servicing fees                                                          56,515           8,743          54,712
  Other                                                                       179,927         157,549         128,273
                                                                         ------------     -----------    ------------

       Total noninterest income                                             1,147,751       1,572,422         866,899
                                                                         ------------     -----------    ------------

Noninterest expense:
  Compensation, payroll taxes, and fringe benefits (note 8)                 2,794,722       2,614,448       2,192,707
  Office property and equipment                                               885,879         835,311         412,640
  Data processing                                                             216,052         242,137         166,401
  Federal insurance premiums (note 5)                                          41,525          54,517          48,149
  Advertising                                                                 153,411         118,751         124,414
  Real estate owned and repossessed assets                                     57,447          60,482          65,018
  Other                                                                     1,049,204       1,022,291         739,357
                                                                         ------------     -----------    ------------

       Total noninterest expense                                            5,198,240       4,947,937       3,748,686
                                                                         ------------     -----------    ------------

       Earnings (loss) before income taxes                                   (359,507)      1,759,785       1,597,828

Income taxes (note 7)                                                        (142,469)        650,204         543,586
                                                                         ------------     -----------    ------------

       Net earnings (loss)                                               $   (217,038)      1,109,581       1,054,242
                                                                         ============     ===========    ============

Earnings (loss) per share:
  Basic                                                                  $      (0.26)           1.26            1.12
  Diluted                                                                       (0.26)           1.26            1.11
                                                                         ============     ===========    ============

See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

 Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

                   Years ended June 30, 2000, 1999, and 1998

                                                                                 Accumulated
                                                        Additional                  other        Unearned
                                                Common    paid-in    Retained   comprehensive    employee    Treasury
                                                stock     capital    earnings       income       benefits      stock       Total
                                             ---------  ----------  ---------- ---------------  ----------  ----------  ----------
Balance, June 30, 1997                       $  10,250   9,728,357   8,777,980         (2,658)    (739,440)         --  17,774,489

Comprehensive income:
 Net earnings                                       --          --   1,054,242             --           --          --   1,054,242
 Other comprehensive income -
  unrealized holding losses on
  debt and equity securities available-
  for-sale, net of tax                              --          --          --          2,658           --          --       2,658
                                             ---------  ----------  ---------- ---------------  ----------  ----------  ----------
       Total comprehensive income                   --          --   1,054,242          2,658           --          --   1,056,900
                                             ---------  ----------  ---------- ---------------  ----------  ----------  ----------
Allocation of employee stock ownership
 plan (ESOP) shares                                 --     132,003          --             --      120,580          --     252,583
Purchase of 92,244 shares of treasury stock         --          --          --             --           --  (2,090,907) (2,090,907)
Adoption of Recognition and Retention
 Plan (RRP) (note 9)                                69      52,371          --             --     (710,190)    657,750          --
Amortization of RRP                                 --          --          --             --      248,566          --     248,566
Dividends declared ($.42 per share)                 --          --    (384,524)            --           --          --    (384,524)

Balance, June 30, 1998                          10,319   9,912,731   9,447,698             --   (1,080,484) (1,433,157) 16,857,107

Comprehensive income:
 Net earnings                                       --          --   1,109,581             --           --          --   1,109,581
 Other comprehensive income -
  unrealized holding losses on
  debt and equity securities available-
  for-sale, net of tax                              --          --          --             --           --          --          --
                                             ---------  ----------  ---------- ---------------  ----------  ----------  ----------
       Total comprehensive income                   --          --   1,109,581             --           --          --   1,109,581
                                             ---------  ----------  ---------- ---------------  ----------  ----------  ----------
Allocation of ESOP shares                           --      76,344          --             --      120,570          --     196,914
Purchase of 48,480 shares of treasury stock         --          --          --             --           --    (834,583)   (834,583)
Amortization of RRP                                 --          --          --             --      142,038          --     142,038
Dividends declared ($.60 per share)                 --          --    (523,995)            --           --          --    (523,995)
                                             ---------  ----------  ---------- ---------------  ----------  ----------  ----------
Balance, June 30, 1999                          10,319   9,989,075  10,033,284             --     (817,876) (2,267,740) 16,947,062

Comprehensive income (loss):
 Net earnings (loss)                                --          --    (217,038)            --           --          --    (217,038)
 Other comprehensive income -
  unrealized holding losses on
  debt and equity securities available-
  for-sale, net of tax                              --          --          --             --           --          --          --
                                             ---------  ----------  ---------- ---------------  ----------  ----------  ----------
       Total comprehensive income (loss)            --          --    (217,038)            --           --          --    (217,038)
                                             ---------  ----------  ---------- ---------------  ----------  ----------  ----------
Allocation of ESOP shares                           --      46,477          --             --      125,450          --     171,927
Purchase of 46,056 shares of treasury stock         --          --          --             --           --    (707,797)   (707,797)
Amortization of RRP                                 --          --          --             --      131,366          --     131,366
Dividends declared ($.68 per share)                 --          --    (572,038)            --           --          --    (572,038)
Award of RRP shares                                 --     (15,012)         --             --      (58,911)     73,923          --
Forfeiture of RRP shares                            --          --          --             --      107,561    (107,561)         --
                                             ---------  ----------  ---------- ---------------  ----------  ----------  ----------
Balance, June 30, 2000                       $  10,319  10,020,540   9,244,208             --     (512,410) (3,009,175) 15,753,482
                                             =========  ==========  ========== ===============  ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                     Consolidated Statements of Cash Flows

                   Years ended June 30, 2000, 1999, and 1998

                                                                           2000               1999                  1998
                                                                     --------------       ------------         -------------
Cash flows from operating activities:
  Net earnings (loss)                                                $     (217,038)         1,109,581             1,054,242
  Adjustments to reconcile net earnings (loss) to net cash
   provided by (used in) operating activities:
     Provision for loan losses                                            2,151,697            298,020               266,514
     Depreciation                                                           415,679            346,478               209,897
     Amortization of RRP and allocation of ESOP shares                      303,293            338,952               501,149
     (Gain) loss on disposition of real estate owned, net                   (19,779)            48,292                (3,227)
     Proceeds from sale of loans held for sale                           31,315,667         41,653,136            23,217,640
     Origination of loans held for sale                                 (45,195,899)       (41,288,663)          (23,640,779)
     Gain on sale of loans, net                                            (589,528)        (1,178,325)             (459,813)
     Premium amortization and accretion of discounts
       and deferred loan fees, net                                         (780,351)          (558,416)             (466,442)
     Provision for deferred income taxes                                   (701,000)            13,000              (140,772)
     Changes in assets and liabilities:
       Accrued interest receivable                                         (142,297)          (144,070)             (201,867)
       Other assets                                                        (176,642)          (341,890)             (136,379)
       Accrued expenses and other liabilities                              (553,702)           754,507               (75,077)
       Accrued interest payable on deposits                                 117,567             30,643                 9,795
       Current income taxes payable                                          67,542           (134,274)             (111,626)
                                                                     --------------       ------------         -------------
         Net cash provided by (used in) operating activities            (14,004,791)           946,971                23,255
                                                                     --------------       ------------         -------------
Cash flows from investing activities:
  Net increase in loans receivable                                      (16,539,030)       (19,815,885)          (23,047,384)
  Purchase of FHLB stock                                                   (150,000)        (1,147,500)             (214,300)
  Purchase of investment securities                                        (195,115)                --                    --
  Maturity of investment securities available-for-sale                           --                 --             1,000,000
  Maturity of investment securities held-to-maturity                        105,000              5,000                 2,000
  Mortgage-backed securities principal repayments                            18,182             23,791                73,108
  Purchase of office property and equipment                                (400,366)        (1,201,418)             (715,577)
  Proceeds from sale of real estate owned                                   229,356          1,100,847               448,654
                                                                     --------------       ------------         -------------
         Net cash used in investing activities                       $  (16,931,973)       (21,035,165)          (22,453,499)
                                                                     --------------       ------------         -------------

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

               Consolidated Statements of Cash Flows, Continued

                   Years ended June 30, 2000, 1999, and 1998


                                                                          2000               1999                  1998
                                                                     --------------     --------------        --------------
Cash flows from financing activities:
  Increase in deposits                                               $   34,207,165         15,646,813            15,083,885
  Proceeds from FHLB advances                                            75,600,000         41,450,000            22,750,000
  Repayments of FHLB advances                                           (78,300,000)       (31,500,000)          (14,000,000)
  Increase in advance payments by borrowers
    for property taxes and insurance                                        528,071            165,016                25,681
  Purchase of treasury stock                                               (707,797)          (834,583)           (2,090,907)
  Dividends paid                                                           (611,408)          (476,372)             (370,667)
                                                                     --------------     --------------        --------------
          Net cash provided by financing activities                      30,716,031         24,450,874            21,397,992
                                                                     --------------     --------------        --------------
          Net increase (decrease) in cash and
          cash equivalents                                                 (220,733)         4,362,680            (1,032,252)

Cash and cash equivalents at the beginning of the year                    7,462,778          3,100,098             4,132,350
                                                                     --------------     --------------        --------------
Cash and cash equivalents at the end of the year                     $    7,242,045          7,462,778             3,100,098
                                                                     ==============     ==============        ==============
Supplemental disclosure of cash flow information:
  Cash paid during the year for income taxes                         $      109,151            568,000               643,000
                                                                     ==============     ==============        ==============
  Cash paid during the year for interest                             $    7,488,264          6,453,824             4,510,075
                                                                     ==============     ==============        ==============
Supplemental schedule of noncash investing
  and financing activities:
    Conversion of loans to real estate owned                         $      293,779          1,253,257               325,964
                                                                     ==============     ==============        ==============
    Loans made to finance sales of real estate owned                 $       73,750                 --               476,818
                                                                     ==============     ==============        ==============
    Dividends declared and payable                                   $      122,550            165,803               116,353
                                                                     ==============     ==============        ==============
    Allocation of RRP shares                                         $       58,912                 --               710,190
                                                                     ==============     ==============        ==============

See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

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

    (c) Investment and Mortgage-backed Securities

        The Company classifies its investment and mortgage-backed securities portfolios as held-to-maturity, which are recorded at amortized cost, or available-for-sale, which are recorded at fair value. The Company classifies its investment and mortgage-backed securities as held-to-maturity if it has the positive intent and ability to hold the securities to maturity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities from available-for-sale to held-to-maturity are recorded at fair value at the date of transfer and unrealized holding gains or losses are amortized over the remaining life of the security.

        A decline in the fair value of any security below cost that is deemed other than temporary is charged to income, resulting in the establishment of a new cost basis for the security.

        Premiums and discounts on mortgage-backed and investment securities are amortized using the interest method over the life of the securities. Realized gains and losses on sales are included in income using the specific identification method for determining cost of the securities sold.

                                      22                             (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

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

     Additionally, it is the Company's policy to place loans delinquent over ninety days on nonaccrual status and exclude interest on such loans from income. Interest ultimately collected is credited to income in the period received.

(f)  Mortgage Banking Activities

     The Company accounts for its mortgage servicing rights in accordance with Statement of Financial Accounting Standards (SFAS) No. 122,Accounting for Mortgage Servicing Rights, as amended by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement requires that the value of retained mortgage servicing rights related to loans originated and sold after January 1, 1996 be capitalized as an asset, thereby increasing the gain on sale of the loan by the amount of the asset. Such mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income. Any remaining unamortized amount is charged to expense if the related loan is repaid prior to maturity. Management monitors the capitalized mortgage servicing rights for impairment based on the fair value of those rights. Any impairment is recognized through a valuation allowance.

                                      23                             (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

     Included in gains on sales of loans are capitalized mortgage servicing rights aggregating $127,000, $323,000, and $87,000 in 2000, 1999, and 1998,
     respectively. Amortization expense related to the capitalized servicing rights, included as a reduction of loan servicing fees in the accompanying consolidated statements of operations, aggregated $91,000, $41,000, and $18,000 during 2000, 1999, and 1998, respectively.

     At June 30, 2000 and 1999, the Bank was servicing loans for others amounting to $47,643,000 and $44,070,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at June 30, 2000 and 1999 amounted to $458,000 and $432,000, respectively.

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

(h)  Stock in Federal Home Loan Bank (FHLB) of Des Moines

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

                                      24                             (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998


(k)  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(l)  Earnings (Loss) Per Share

     Basic earnings (loss) per share is based upon the weighted average number of common shares outstanding during the periods presented. Diluted earnings
     (loss) per share include the effects of all dilutive potential common shares outstanding during each period. Unallocated ESOP shares are excluded from outstanding shares. The shares used in the calculation of basic and diluted earnings per share are shown below:

                                                               For the
                                                        years ended June 30,
                                                    ---------------------------
                                                      2000     1999      1998
                                                    -------   -------   -------
                         Weighted average common
                          shares outstanding        851,060   883,976   940,742
                         Stock options                   --        --     5,154
                                                    -------   -------   -------

                                                    851,060   883,976   945,896
                                                    =======   =======   =======

(m)  Recently Issued Accounting Pronouncements

     The Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 137 was issued in June 1999 and delayed the effective date of SFAS No. 133 until July 1, 2001. Management believes adoption of SFAS No. 133, as amended by SFAS No. 137, will not have a material effect on the Company's financial position or results of operations, and adoption will not require additional capital resources.

                                      25                             (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

(3)  Loans Receivable

     Loans receivable consisted of the following at June 30, 2000 and 1999:

                                                 2000                 1999
                                             ------------         ------------
         Real estate:
           One-to-four family residential    $ 67,782,005           68,959,479
           Construction                        65,999,642           63,318,769
           Land                                 7,183,368            6,485,472
           Commercial                           7,387,543            5,495,877
           Multifamily                          2,832,288            1,950,918
         Consumer loans                        18,675,572           14,538,690
                                             ------------         ------------
                                              169,860,418          160,749,205

         Less:
           Loans in process                    19,354,401           27,152,578
           Deferred loan origination fees
            and discounts on loans, net           646,072              604,351
           Allowance for loan losses            2,924,000              926,546
                                             ------------         ------------

                                             $146,935,945          132,065,730
                                             ============         ============

At June 30, 2000, the Bank was committed to originate first mortgage loans aggregating approximating$1,970,000, of which$101,000 was committed to be sold to a third party. Fixed rate loan commitments approximated $1,451,000 at June 30, 2000, with rates ranging from 6.75% to 8.50%. There were no commitments to buy loans at June 30, 2000.

The Company had loans to directors and officers at June 30, 2000 and 1999 which carry terms similar to those for other loans. A summary of such loans is as follows:

                                                 2000           1999
                                               ----------    ----------

               Balance at beginning of year    $2,155,000     1,046,000
               New loans                          576,000     1,499,000
               Payments                          (860,000)     (390,000)
                                               ----------    ----------
               Balance at end of year          $1,871,000     2,155,000
                                               ==========    ==========

                                      26                             (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY

                          EXCELSIOR SPRINGS, MISSOURI
                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

A summary of activity in the allowance for loan losses for the years ended June 30, 2000, 1999, and 1998 is as follows:

                                               2000        1999        1998
                                           ----------     -------    -------
           Balance at beginning of year    $  926,546     669,000    436,000
           Provision for loan losses        2,151,697     298,020    266,514
           Charge-offs                       (199,747)    (82,411)   (83,388)
           Recoveries                          45,504      41,937     49,874
                                           ----------     -------    -------
           Balance at end of year          $2,924,000     926,546    669,000
                                           ==========     =======    =======

The following table shows the recorded investment in impaired loans and (1) the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance, and (2) the amount of that recorded investment for which there is no related allowance for credit losses as of June 30, 2000 and 1999:

                                                                        2000              1999
                                                                     ----------         --------
       Impaired loans for which an allowance has been
        established                                                  $5,733,000               --
       Impaired loans for which no allowance has been
        established                                                   2,463,000          554,000
                                                                     ----------         --------

               Total recorded investment in impaired loans           $8,196,000          554,000
                                                                     ==========         ========

       Allowance for loan losses allocated to impaired loans         $  854,000               --
                                                                     ==========         ========

The average balance of impaired loans for 2000 was$8,436,000 based on month-end balances. The net amount of interest recorded on such loans during their impairment period aggregated $572,000 in 2000.

The Bank evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance. The Bank's principal lending areas are the economically diverse communities northeast of Kansas City, Missouri.

                                      27                             (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

(4)  Premises and Equipment

     Office property and equipment consist of the following at June 30, 2000 and 1999:

                                                      2000              1999
                                                   ----------        ----------

                 Land and land improvements        $  421,130           421,130
                 Office buildings                   2,201,763         2,144,426
                 Furniture and equipment            2,068,661         1,725,632
                                                   ----------        ----------

                                                    4,691,554         4,291,188

                 Less accumulated depreciation      2,108,424         1,692,745
                                                   ----------        ----------

                                                   $2,583,130         2,598,443
                                                   ==========        ==========

                                      28                             (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998


(5)  Deposits

     Deposit balances at June 30, 2000 and 1999 are summarized as follows:

                                                                          2000                       1999
                                                                  ---------------------      ----------------------
       Balance by interest rate:
         Noninterest bearing
           demand accounts                             -          $   4,020,956       3%     $   3,953,136        4%
         NOW accounts                              1.75-2.25%         9,811,073       7          8,987,936        9
         Money market                              2.50-2.75%         5,402,607       4          5,775,966        6
         Passbook accounts                         2.25-2.75%         3,928,448       3          4,078,618        4
                                                                  -------------   -----      -------------    -----
                                                                     23,163,084      17         22,795,656       23
                                                                  -------------   -----      -------------    -----

         Certificate accounts:                     2.00-2.99%                --      --                554       --
                                                   4.00-4.99%           824,402       1          9,501,305        9
                                                   5.00-5.99%        40,828,616      30         51,453,152       51
                                                   6.00-6.99%        68,872,506      51         17,672,931       17
                                                   7.00-7.50%         1,942,155       1                 --       --
                                                                  -------------   -----      -------------    -----
                                                                    112,467,679      83         78,627,942       77
                                                                  -------------   -----      -------------    -----
                                                                  $ 135,630,763     100%     $ 101,423,598      100%
                                                                  =============   =====      =============    =====

       Weighted average
         interest rate on deposits
         at period-end                                                             4.84%                       4.82%
                                                                                  =====                       =====

       Contractual maturity of
         certificate accounts:
           Under 12 months                                        $  83,770,520      75%     $  56,450,884       72%
           12 to 24 months                                           14,832,279      13         11,229,466       14
           24 to 36 months                                            4,646,674       4          3,957,715        5
           36 to 48 months                                            4,326,104       4          4,307,686        5
           48 to 60 months                                            4,490,694       4          1,184,903        2
           Over 60 months                                               401,408      --          1,497,288        2
                                                                  =============   =====      =============    =====
                                                                  $ 112,467,679     100%     $  78,627,942      100%
                                                                  =============   =====      =============    =====

     At June 30, 2000 and 1999, deposits of $100,000 or more totaled $26,062,000 and $6,872,000, respectively.

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998


     The components of interest expense on deposits for the years ended June 30, 2000, 1999, and 1998 are as follows:


                                          2000           1999         1998
                                      ------------    -----------  -----------
           NOW, passbook, Super NOW,
           and money market demand    $    402,462        388,864      375,707
           Certificates of deposit       5,280,260      4,210,095    3,438,279
                                      ------------    -----------  -----------
                                      $  5,682,722      4,598,959    3,813,986
                                      ============    ===========  ===========

(6)  FHLB Advances

     The Company had the following debt outstanding from the FHLB of Des Moines at June 30, 2000 and 1999:

                                                                              2000                1999
                                                                          ------------        ------------
1,000,000 advance, interest at 5.76%, due July 1999                       $         --           1,000,000
1,000,000 advance, interest at 5.80%, due July 1999                                 --           1,000,000
3,000,000 advance, interest at 5.04%, due August 1999                               --           3,000,000
1,300,000 advance, interest at 5.00%, due December 1999                             --           1,300,000
3,000,000 advance, interest at 5.60%, due May 2000                                  --           3,000,000
1,000,000 advance, interest at 6.10%, due July 2000                          1,000,000                  --
1,300,000 advance, interest at 6.71%, due July 2000                          1,300,000                  --
1,000,000 advance, interest at 6.69%, due July 2000                          1,000,000                  --
1,000,000 advance, interest at 5.88%, due August 2000                               --           1,000,000
2,000,000 advance, interest at 5.78%, due August 2000                        2,000,000           2,000,000
1,000,000 advance, interest at 6.68%, due August 2000                        1,000,000                  --
3,000,000 advance, interest at 6.71%, due August 2000                        3,000,000                  --
1,000,000 advance, interest at 6.60%, due August 2000                        1,000,000                  --
2,000,000 advance, interest at 6.74%, due August 2000                        2,000,000                  --
2,000,000 advance, interest at 6.64%, due August 2000                        2,000,000                  --
1,000,000 advance, interest at 5.86%, due September 2000                     1,000,000                  --
3,000,000 advance, interest at 5.78%, due November 2000                             --           3,000,000
1,300,000 advance, interest at 6.32%, due December 2000                      1,300,000                  --
5,000,000 advance, interest at 5.95%, due July 2001                                 --           5,000,000
1,150,000 advance, interest at 5.33%, due December 2001                      1,150,000           1,150,000
1,000,000 advance, interest at 6.04%, due December 2004                      1,000,000                  --
1,000,000 advance, interest at 5.08%, due June 2008                                 --           1,000,000
4,000,000 advance, interest at 5.01%, due August 2008                               --           4,000,000
3,000,000 advance, interest at 4.99%, due September 2008                     3,000,000           3,000,000
2,000,000 advance, interest at 5.84%, due December 2009                      2,000,000                  --
3,000,000 advance, interest at 6.02%, due March 2010                         3,000,000                  --
                                                                          ------------        ------------
                                                                          $ 26,750,000        $ 29,450,000
                                                                          ============        ============

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998



     The advances with the FHLB are collateralized by first mortgage loans.

     Scheduled maturities of FHLB advances at June 30, 2000 are as follows:

                          Year ending
                            June 30:              Amount
                         -------------         ------------
                             2001              $ 16,600,000
                             2002                 1,150,000
                             2003                       ---
                             2004                       ---
                             2005                 1,000,000
                          Thereafter              8,000,000
                                               ------------
                                               $ 26,750,000
                                               ============

(7)  Income Taxes

     Components of income tax expense are as follows:

                                      Federal         State        Total
                                    -----------     ---------    ----------
         Year ended June 30, 2000:
            Current                 $   500,667        57,864       558,531
            Deferred                   (626,000)      (75,000)     (701,000)
                                    -----------     ---------    ----------
                                    $  (125,333)      (17,136)     (142,469)
                                    ===========     =========    ==========

         Year ended June 30, 1999:
            Current                 $   518,642       118,562       637,204
            Deferred                     10,000         3,000        13,000
                                    -----------     ---------    ----------
                                    $   528,642       121,562       650,204
                                    ===========     =========    ==========

         Year ended June 30, 1998:
            Current                 $   600,238        84,348       684,586
            Deferred                   (124,000)      (17,000)     (141,000)
                                    -----------     ---------    ----------
                                    $   476,238        67,348       543,586
                                    ===========     =========    ==========


                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998



Income tax expense (benefit) has been provided at effective rates of (39.6)%, 37.0%, and 34.0% (applied to earnings before taxes) for the years ended June 30, 2000, 1999, and 1998, respectively. The reasons for the differences between the effective tax rates and the corporate federal income tax rate of 34% are as follows:


                                                                        2000       1999            1998
                                                                      -------     ------          ------
         Federal income tax rate                                       (34.0)%      34.0            34.0
         Items affecting federal income tax rate:
           ESOP                                                         10.3         2.2             2.2
           Increase in cash surrender value of life insurance
             policies, net of nondeductible premiums                   (19.8)       (4.0)           (1.6)
           State income tax, net of federal benefit                     (4.6)        2.5             2.7
           Other                                                         8.5         2.3            (3.3)
                                                                      ------      ------          ------
                     Effective income tax rate                         (39.6)%      37.0            34.0
                                                                      ======      ======          ======

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences which give rise to deferred tax assets and liabilities at June 30, 2000 and 1999 are as follows:


                                                         2000        1999
                                                      ----------   ---------
            Accrued compensation                      $  170,000     187,000
            Allowance for loan losses                    972,000     392,000
            Other                                          3,000          --
                                                      ----------   ---------
                  Deferred income tax asset            1,145,000     579,000
                                                      ----------   ---------
            Loan origination fees                       (148,000)   (198,000)
            Fixed assets                                 (34,000)    (63,000)
            Originated servicing rights                 (129,000)   (158,000)
            Other                                             --     (27,000)
                                                      ----------   ---------

                  Deferred income tax liability         (311,000)   (446,000)
                                                      ----------   ---------
                  Net deferred income tax benefit     $  834,000     133,000
                                                      ==========   =========


There was no valuation allowance for deferred tax assets required at June 30, 2000 and 1999. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

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

(8) Benefit Plans

    Deferred Compensation Plan

    Effective March 1995, the Bank entered into deferred compensation agreements with members of the Board of Directors and Officers. The agreements provide for monthly payments to the individuals or their beneficiaries for between ten and fifteen years following retirement. The agreements are accounted for on an individual basis with the cost accrued over the individual's period of service. Expense under the agreements for the years ended June 30, 2000, 1999, and 1998 was approximately $40,000, $54,000, and $51,000, respectively. The Directors/Officers and their beneficiaries are general unsecured creditors of the Bank for all amounts due under these agreements.

    Employee Stock Ownership Plan

    Qualified employees of the Company and Bank participate in an ESOP. In connection with the conversion described in note 1, the ESOP borrowed $819,960 from the Company, the proceeds of which were used to acquire 81,996 shares of the Company's common stock. Contributions from the Company and the Bank, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants are fully vested after five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying consolidated balance sheets. As of June 30, 2000, 1999, and 1998, 39,014, 26,840, and 14,700, shares, respectively, had been allocated to participants. Compensation and benefits expense in 2000, 1999, and 1998, representing the fair value of allocated shares, was $171,927, $196,914, and $252,583, respectively. The fair value of the remaining 42,982 unallocated shares at June 30, 2000 aggregated approximately $476,000.

                                       33                      (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

    Recognition and Retention Plan (RRP)

    During 1998, the Company adopted a RRP. In 1998 and 2000, common stock aggregating 36,893 and 3,895 shares, respectively, was awarded to certain officers and directors of the Company and the Bank. The awards do not require any payment by the recipients. The shares vest 20% upon adoption of the RRP with the remaining shares vesting equally over four years. The fair value of the shares at the date of award, aggregating $710,190 and $31,006, respectively, was included in unearned compensation in the accompanying consolidated balance sheets and is being amortized to expense over the vesting period. The Company recognized RRP expense of $131,366, $142,038, and $248,556 in 2000, 1999, and 1998, respectively.

    401(k) Plan

    During June 1996, the Company established a defined contribution 401(k) plan covering substantially all employees. The plan provides for discretionary employer contributions. Employer contributions were $5,000, $5,000, and $4,000 in 2000, 1999, and 1998, respectively.

(9) Stock Options

    During 1998, the Company adopted a stock option plan. Under the plan, options to acquire 102,495 shares of the Company's common stock may be granted to certain officers, directors, and employees of the Company or the Bank. The options enable the recipient to purchase stock at an exercise price equal to the fair value of the stock at the date of the grant. On October 28, 1997, the Company granted options to acquire 92,247 shares for $19.25 per share. On October 28, 1999, the Company granted options to acquire 9,737 shares for $15.75 per share. The options vest over five years and are exercisable for up to ten years.

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

    The Company has elected to apply the recognition provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. If compensation expense for the stock options had been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net earnings and diluted earnings per share would have been reduced by approximately $136,000, or $.16 per diluted share in 2000, $137,000, or $.12 per diluted share in 1999, and $242,000, or
    $.23 per diluted share in 1998.

                                       34                      (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

Following is a summary of the assumptions used to estimate the value of the options issued:

                                           2000            1999
                                       --------         -------
            Dividend yield                 4.70%           2.06%
            Volatility                    28.55%          15.00%
            Risk-free interest rate        6.00%           5.60%
            Expected life              10 years        10 years
                                       ========        ========

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

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of June 30, 2000, that the Bank meets all capital adequacy requirements to which it is subject. To be categorized as well-capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum total risk-based, leverage risk-based, tangible, and core capital ratios as set forth in the table.

The Bank met all regulatory capital requirements at June 30, 2000 and 1999. The Bank's actual and required capital amounts and ratios as of June 30, 2000 and 1999 were as follows:

                                                                                                         To be well-
                                                                  For capital                         capitalized under
                                                                    adequacy                          prompt corrective
                                   Actual                           purposes                          action provisions
                        ----------------------------        -------------------------            ----------------------------
        2000                Amount          Ratio               Amount       Ratio                   Amount          Ratio
-------------------     ------------     -----------        ------------   ----------            -------------    -----------
Tangible capital
  (to tangible assets)  $ 13,643,000            7.54%       $  2,717,000         1.50%           $          --             --%
Tier 1 leverage (core)
  capital (to adjusted
  tangible assets)        13,643,000            7.54           7,246,000         4.00                9,058,000           5.00
Risk-based capital
  (to risk-weighted
  assets)                 15,336,000           11.42          10,768,000         8.00               13,461,000          10.00
Tier 1 leverage risk-
  based capital (to
  risk-weighted assets)   13,643,000           10.16                  --           --                8,076,000           6.00
                         ===========     ===========        ============   ==========             ==============  ===========

                                                                                                         To be well-
                                                                  For capital                         capitalized under
                                                                    adequacy                          prompt corrective
                                   Actual                           purposes                          action provisions
                        ----------------------------       --------------------------            ----------------------------
        1999               Amount          Ratio               Amount        Ratio                  Amount           Ratio
-------------------     ------------    ------------       -------------   ----------            -------------   ------------
Tangible capital
  (to tangible assets)  $ 13,508,000            8.93%       $  2,269,000         1.50%           $          --             --%
Tier 1 leverage (core)
  capital (to adjusted
  tangible assets)        13,508,000            8.93           6,054,000         4.00                7,567,000           5.00
Risk-based capital
  (to risk-weighted
  assets)                 14,389,000           13.03           8,834,000         8.00               11,043,000          10.00
Tier 1 leverage risk-
  based capital (to
  risk-weighted assets)   13,508,000           12.23                  --           --                6,626,000           6.00
                         ===========    ============        ============   ==========           ==============   ============


                                       36                      (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                         June 30, 2000, 1999, and 1998

(12) Fair Value of Financial Instruments

Fair value estimates of the Company's financial instruments as of June 30, 2000 and 1999, including methods and assumptions utilized, are set forth below:

                                                                  2000                              1999
                                               ----------------------------------------  ------------------------------------
                                                      Carrying          Estimated              Carrying         Estimated
                                                       amount           fair value              amount          fair value
                                               ------------------  --------------------  ------------------  ----------------
Investment and mortgage-backed securities   $         225,898              226,000             150,275            150,000
                                               ==================  ===================== ==================  ================
Loans, net of loans in process              $     163,799,126          163,832,000         134,459,151        135,387,000
                                               ==================  ===================== ==================  ================
Noninterest bearing demand deposits         $       4,020,956            4,022,000           3,953,136          3,953,000
Money market and NOW deposits                      15,213,680           15,214,000          14,763,902         14,764,000
Passbook accounts                                   3,928,448            3,928,000           4,078,618          4,079,000
Certificate accounts                              112,467,679          111,806,000          78,627,942         78,392,000
                                               ------------------  --------------------- ------------------  ----------------
     Total deposits                         $     135,630,763          134,970,000         101,423,598        101,188,000
                                               ==================  ===================== ==================  ================
FHLB advances                               $      26,750,000           25,886,000          29,450,000         29,358,000
                                               ==================  ===================== ==================  ================

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

                                       37                      (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements
                         June 30, 2000, 1999, and 1998

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

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements
                         June 30, 2000, 1999, and 1998

(13) Parent Company Condensed Financial Statements

     Presented below are condensed financial statements of the Company (parent only) as of June 30, 2000 and 1999 and for the years ended June 30, 2000, 1999, and 1998:


                           Condensed Balance Sheets
                            June 30, 2000 and 1999

                                                                            2000              1999
                                                                        -----------       -----------
          Cash and cash equivalents                                     $   232,532         1,106,161
          Investment in subsidiary                                       13,643,432        13,542,418
          ESOP loan receivable                                              406,330           523,944
          Loan receivable from subsidiary                                 1,680,000         2,000,000
                                                                        -----------       -----------
               Total assets                                             $15,962,294        17,172,523
                                                                        ===========       ===========
          Dividends payable                                             $   122,550           155,903
          Other liabilities                                                  86,262            69,558
                                                                        -----------       -----------
               Total liabilities                                            208,812           225,461
          Stockholders' equity                                           15,753,482        16,947,062
                                                                        -----------       -----------
               Total liabilities and stockholders' equity               $15,962,294        17,172,523
                                                                        ===========       ===========

                      Condensed Statements of Operations
                   Years ended June 30, 2000, 1999, and 1998

                                                                   2000             1999            1998
                                                                ----------       ----------      ----------
          Interest income                                       $  148,146          170,406         238,270
          Other expense, net                                      (162,905)        (206,176)       (209,118)
                                                                ----------       ----------      ----------
                  Income (loss) before equity in
                    undistributed earnings of Bank                 (14,759)         (35,770)         29,152
          Equity in earnings of Bank                              (202,279)       1,145,351       1,025,090
                                                                ----------       ----------      ----------
                  Net income (loss)                             $ (217,038)       1,109,581       1,054,242
                                                                ==========       ==========      ==========

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements
                         June 30, 2000, 1999, and 1998


                      Condensed Statements of Cash Flows
                   Years ended June 30, 2000, 1999, and 1998

                                                                    2000            1999           1998
                                                                -----------     -----------    -----------
       Cash provided by operating activities:
         Net earnings                                           $  (217,038)      1,109,581      1,054,242
         Change in other liabilities                                 22,722          37,158         (4,272)
         Undistributed earnings of Bank                             202,279      (1,145,351)    (1,025,090)
                                                                -----------     -----------    -----------
           Cash provided by operating activities                      7,963           1,388         24,880
                                                                -----------     -----------    -----------
       Cash provided by investing activities - net
         decrease in loans receivable                               437,613       1,364,923        861,608
                                                                -----------     -----------    -----------
       Cash provided by financing activities:
         Dividends from subsidiary                                       --         942,401      1,066,969
         Dividends paid                                            (611,408)       (476,372)      (370,667)
         Purchase of treasury stock                                (707,797)       (834,583)    (2,090,907)
                                                                -----------     -----------    -----------
           Cash used in financing activities                     (1,319,205)       (368,554)    (1,394,605)
                                                                -----------     -----------    -----------
           Net increase (decrease) in cash
             and cash equivalents                                  (873,629)        997,757       (508,117)
       Cash and cash equivalents at beginning of year             1,106,161         108,404        616,521
                                                                -----------     -----------    -----------
       Cash and cash equivalents at end of year                 $   232,532       1,106,161        108,404
                                                                ===========     ===========    ===========
       Noncash investing and financing activities -
         dividend declared and payable                          $   122,550         155,903         116,353
                                                                ===========     ===========     ===========

(14) Supervisory Agreement

     Subsequent to year-end, the Bank entered into a Supervisory Agreement with the Office of Thrift Supervision (the "OTS"). The Supervisory Agreement provides that the Bank shall take necessary and appropriate actions to achieve compliance with various OTS regulations related to lending standards, lending limitations, classification of assets, appraisal standards, and other matters. Among other things, the Supervisory Agreement requires the Bank to establish adequate allowances for loan losses, consistent with accounting principles generally accepted in the United States of America, and not to reduce the balance of the allowance for loan losses without prior notice of no objection from the OTS. The Supervisory Agreement also provides that the Bank shall cease making any commercial real estate loans and refrain from making any new loan commitments with new builders or subdivision developments without prior OTS approval. Finally, the Supervisory Agreement provides that the Bank shall be subject to certain growth restrictions and shall refrain from making capital distributions without OTS approval.

                                                                     (Continued)

                       CBES BANCORP, INC. AND SUBSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements
                         June 30, 2000, 1999, and 1998

Failure to comply with the Supervisory Agreement can lead to further enforcement actions by the OTS. The Bank believes that it can comply with the Supervisory Agreement and is currently taking the necessary steps to do so. Compliance with the Supervisory Agreement is not expected to have a materially adverse impact on the operations or the financial condition of the Bank or the Company. However, the restrictions imposed on the Bank's construction and commercial real estate lending activities may cause a significant decrease in the Bank's activities in these areas. The Supervisory Agreement will remain in effect until terminated by the OTS.

                            STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held at 4:00 p.m., Central Standard time on October 26, 2000, at the Excelsior Springs Community Center located at 112 Thompson Avenue, Excelsior Springs, Missouri 64024.

Stock Listing

CBES Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. Small Cap Market under the symbol "CBES."

Price Range of Common Stock

The per share price range of the common stock and the dividends declared or paid for each quarter during the past three fiscal years is set forth below. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not necessarily represent actual transactions:

           Fiscal 2000             High        Low      Dividends
         ---------------         ---------   --------  -----------
         First Quarter          $ 16.750      14.000      0.18
         Second Quarter           15.750      13.000      0.18
         Third Quarter            14.500      10.875      0.18
         Fourth Quarter           11.750      10.813      0.14
                                 =========   ========  ============

           Fiscal 1999             High        Low      Dividends
         ---------------         ---------   --------  -----------
         First Quarter          $ 21.000      16.750      0.12
         Second Quarter           17.750      14.438      0.14
         Third Quarter            15.500      14.625      0.16
         Fourth Quarter           16.063      13.000      0.18
                                 =========   ========  ============

           Fiscal 1998             High        Low      Dividends
         ---------------         ---------   --------  -----------
         First Quarter          $ 20.500      17.125      0.10
         Second Quarter           22.250      19.125      0.10
         Third Quarter            26.500      21.375      0.10
         Fourth Quarter           22.875      18.625      0.12
                                 =========   ========  ============

At June 30, 2000, there were 1,031,851 shares issued and 873,062 shares outstanding of CBES Bancorp, Inc. common stock (including unallocated ESOP shares) and there were approximately 238 registered holders of record.

Shareholders and General Inquiries:           Transfer Agent:
     Dennis D. Hartman                             Registrar and Transfer Co.
     Chief Executive Officer                       10 Commerce Drive
     CBES Bancorp, Inc.                            Cranford, New Jersey 07016
     1001 N. Jesse James Road
     Excelsior Springs, Missouri 64024
     (816)-630-6711

Annual and Other Reports


A copy of CBES Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 2000, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Dennis D. Hartman, Chief Executive Officer, CBES Bancorp, Inc., 1001 N. Jesse James Road, Excelsior Springs, Missouri 64024.

                             CORPORATE INFORMATION

Company and Bank Address

1001 N. Jesse James Road                          Telephone:  (816) 630-6711
Excelsior Springs, Missouri 64024                 Fax:        (816) 630-1663

Board of Directors

Dennis Hartman-Chairman of the Board, Chief Executive Officer, and President of CBES Bancorp, Inc. and Community Bank of Excelsior Springs, a Savings Bank. Mr. Hartman has served as chief executive officer for the Bank since July 1999. Prior to that time, he served as a chief financial officer of Community Bank of Excelsior Springs.

Rodney G. Rounkles-Vice Chairman of the Board of Community Bank of Excelsior Springs, a Savings Bank. Mr. Rounkles was the plant manager of a molding products plant in Excelsior Springs, Missouri until his retirement in 1995.

Robert McCrorey - Mr. McCrorey is the former Chairman of the Board and President of CBES Bancorp, Inc and Community Bank of Excelsior Springs, a Savings Bank. Mr. McCrorey served as a loan originator for the Bank until June 2000.

Cecil E. Lamb - Mr. Lamb is a retired postmaster.

Richard N. Cox - Mr. Cox is the owner and operator of Cox Tool Co., Inc., a designer/builder of plastic molds, located in Excelsior Springs, Missouri.

Robert L. Lalumondier - Mr. Lalumondier is the owner of Lalumondier Insurance Agency, located in Kearney, Missouri.

CBES Bancorp, Inc. Executive Officers

Dennis D. Hartman                               Robert F. Kirk
     Chairman of the Board and President,            Chief Financial Officer
     and Chief Executive Officer

Community Bank of Excelsior Springs, a Savings Bank Executive Officers

Dennis D. Hartman                               Margaret E. Teegarden
     Chairman of the Board, President, and           Savings Department Manager
     Chief Executive Officer

Rodney G. Rounkles                              James V. Alderson
     Vice Chairman of the Board                      Consumer Loan Department Manager

Independent Accountants:                        Special Counsel:
     KPMG LLP                                        Luse, Lehman, Gorman,
     1000 Walnut, Suite 1600                         Pomerenk, and Schick
     Post Office Box 13127                           5335 Wisconsin Ave. N.W., Suite 400
     Kansas City, Missouri 64199                     Washington, DC 20015