Form 10KSB, Exhibit 13
period 2001-06-30
CBES BANCORP INC
filed 2001-09-28
CIK 1017308

                                                                      EXHIBIT 13












                               CBES Bancorp, Inc.
                               2001 Annual Report

                               Table of Contents

                                                                                                   Page
Chairman's Message                                                                                   1

General Information                                                                                  2

Selected Consolidated Financial and Other Data                                                       3

Management's Discussion and Analysis of Financial Condition
    And Results of Operation                                                                         5

Independent Auditors' Report                                                                        16

Consolidated Balance Sheets                                                                         17

Consolidated Statements of Operations                                                               18

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)                     19

Consolidated Statements of Cash Flows                                                               20

Notes to Consolidated Financial Statements                                                          22

Stockholder Information                                                                             43

Corporate Information                                                                               44

                               CBES BANCORP, INC.
                             1001 N. JESSE JAMES RD.
                           EXCELSIOR SPRINGS, MO 64024
                    PHONE: (816) 630-6711 FAX: (816) 630-1663

September 25, 2001


Dear Fellow Shareholder,

Fiscal year 2001, as you would expect, presented a number of challenges for our Company. Financial results fell short of our expectations for several obvious reasons, however, we have been taking the aggressive steps needed to get our business back on track and become profitable again.

On the negative side, we incurred a substantial loss for the second straight year, primarily from the continued effect of our previously high concentration of assets in residential and multifamily construction lending. The result of a rigorous review of our construction portfolio in light of a slowing economy led to the write down of several loans and the classification of many more. Although we had a good deal of success during the third and fourth quarters of this year in reducing the level of classified assets, we continue to have a high level of non-accruing and impaired loans, which negatively affects our earnings.

During the course of the year, we focused on improving our lending policies, systems, and practices, and then applying them throughout the Company. Aggressive actions to strengthen risk management were a significant part of this effort, aided by the addition of several experienced lending personnel. We also began focusing more attention on reducing our non-interest expenses to be more in line with other institutions our size. Towards that goal, we sold our unprofitable Kearney branch and expect to realize significant savings over time. During the coming months, this is an area in which we will continue to make substantial progress.

With the many changes and tough decisions, we believe that we have put a significant portion of our problems behind us, and we enter the coming fiscal year a much stronger Company. We are dedicated to an increased return on equity for our shareholders, and a continued commitment to the communities in which we live and serve.

Sincerely,

/s/ Paul L. Thomas

Paul L. Thomas
Chief Executive Officer

                               GENERAL INFORMATION

CBES Bancorp, Inc. (the "Company"), a Delaware corporation, is the holding company for Community Bank of Excelsior Springs, a Savings Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on September 27, 1996 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank and the Company's loan to the Company's Employee Stock Ownership Plan (the "ESOP"). The business of the Company consists of the business of the Bank.

The Bank was originally chartered as a Missouri savings and loan association in 1931 under the name Excelsior Springs Savings and Loan Association. In 1991, the Bank changed its name to the current form and in 1995; the Bank amended its charter to become a federal mutual savings bank. Its deposits are insured up to the maximum allowable amount by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). Through its main office in Excelsior Springs and its branch offices in Kearney and Liberty, Missouri, the Bank primarily serves communities located in Clay and Ray Counties and to a lesser extent in surrounding counties in the State of Missouri. On August 13, 2001, the Bank announced it's intent to sell the Kearney branch to Kearney Trust Company, subject to regulatory approval. At June 30, 2001, the Company had total assets of $151.7 million, deposits of $124.6 million, and total stockholders' equity of $14.7 million.

The Bank has been, and intends to continue to be, a community-oriented financial institution offering selected financial services to meet the needs of the communities it serves. The Bank primarily attracts deposits from the general public and historically has used such deposits, together with other funds, primarily to originate one-to-four family residential mortgage loans, construction and land loans for single-family residential properties, and consumer loans consisting primarily of loans secured by automobiles. While the Bank's primary business has been that of a traditional thrift institution, originating loans in its primary market area for retention in its portfolio, the Bank has also been an active participant in the secondary market, originating residential mortgage loans for sale.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below are selected consolidated financial and other data of the Company. The financial data is derived from, and should be read in conjunction with, the consolidated financial statements and notes thereto presented elsewhere in this annual report.

                                                                    At or for the years ended
                                                ----------------------------------------------------------------
                                                     2001          2000        1999         1998        1997
                                                -------------   ----------   ---------   ----------   ----------
                                                           (Dollars in thousands, except share data)
Selected financial condition data:
  Total assets                                  $    151,712      180,840     150,406      123,856      101,076
  Loans receivable, net                              111,157      163,799     134,459      114,822       91,017
  Mortgage-backed securities                           7,996           39          57           81          154
  Investment securities                                4,375          187          93           98        1,096
  FHLB stock                                           2,323        2,323       2,173        1,025          811
  Other interest-bearing assets                       16,885        6,089       6,673        2,424        3,544
  Deposits                                           124,609      135,631     101,424       85,777       70,693
  FHLB advances                                       10,150       26,750      29,450       19,500       10,750
  Total stockholders' equity                          14,745       15,753      16,947       16,857       17,774
                                                =============   ==========   =========   ==========   ==========

Selected operations data:
  Total interest income                         $     12,698       13,448      11,918        9,266        7,474
  Total interest expense                               8,161        7,606       6,485        4,520        3,534
                                                -------------   ----------   ---------   ----------   ----------

           Net interest income                         4,537        5,842       5,433        4,746        3,940

Provision for loan losses                              1,739        2,152         298          266           60
                                                -------------   ----------   ---------   ----------   ----------

           Net interest income after
             provision for loan losses                 2,798        3,690       5,135        4,480        3,880
                                                -------------   ----------   ---------   ----------   ----------

Loan fees and service charges                            315          379         237          279          312
Gain on sale of loans                                    398          590       1,178          460          157
Other noninterest income                                 179          180         158          128          127
                                                -------------   ----------   ---------   ----------   ----------

           Total noninterest income                      892        1,149       1,573          867          596
                                                -------------   ----------   ---------   ----------   ----------

Total noninterest expense                              5,208        5,198       4,948        3,749        3,106
                                                -------------   ----------   ---------   ----------   ----------

           (Loss) earnings before income              (1,518)        (359)      1,760        1,598        1,370
             taxes

Income tax (benefit) expense                            (564)        (142)        650          544          485
                                                -------------   ----------   ---------   ----------   ----------

            Net (loss) earnings                 $       (954)        (217)      1,110        1,054          885
                                                =============   ==========   =========   ==========   ==========

(Loss) earnings per share:
  Basic                                         $      (1.14)       (0.26)       1.26         1.12         0.94
                                                =============   ==========   =========   ==========   ==========

  Diluted                                       $      (1.14)       (0.26)       1.26         1.11         0.94
                                                =============   ==========   =========   ==========   ==========

Average common shares outstanding                    838,454      851,060     883,976      940,742      945,907
                                                =============   ==========   =========   ==========   ==========

                                                                          At or for the years ended June 30,
                                                             ------------------------------------------------------------
                                                                2001             2000       1999        1998       1997
                                                             ----------        --------   --------    --------   --------
Selected financial ratios and other data:
   Performance ratios:
     Return on assets (ratio of net earnings (loss) to
        average total assets)                                  (0.58)%          (0.13)      0.74        0.95       0.94
     Return on equity (ratio of net earnings (loss) to
        average equity)                                        (6.29)           (1.30)      6.60        6.04       5.79
     Interest rate spread:
        Average during period                                   2.38             3.17       3.38        3.80       3.66
        End of period                                           2.14             2.74       2.92        6.04       3.17
   Net interest margin                                          2.93             3.65       3.84        4.46       4.39
   Dividend payout ratio                                      (28.07)         (261.54)     47.62       37.50      21.28
   Ratio of noninterest expense to average total assets         3.17             3.10       3.34        3.37       3.30(1)
   Ratio of average interest earning assets to average
     interest-bearing liabilities                             110.43           110.26     110.31      115.56     118.71


Quality ratios:
   Nonperforming assets to total assets at end of period        7.62             4.86       0.47        0.59       1.14
   Allowance for loan losses to nonperforming loans            30.31            33.30     129.83       91.39      37.68
   Allowance for loan losses to loans receivable, net           3.12             1.79       0.69        0.58       0.48

Capital ratios:
   Equity to total assets at end of year                        9.72             8.71      11.27       13.61      17.59
   Average equity to average assets                             9.24             9.94      11.38       15.66      16.24

Number of full service offices (2)                              3.00             3.00       3.00        3.00       2.00
                                                             =======         ========   ========    ========    =======

 (1) The ratio of noninterest expense to average total assets would have been 2.79% for the year ended June 30, 1997 if the $441,000 SAIF assessment had not been incurred.
 (2)  Includes the Kearney branch location which is pending sale.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



General

The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage and consumer loans and other investments, and the interest paid on interest-bearing liabilities, consisting of deposits and Federal Home Loan Bank of Des Moines ("FHLB") advances. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on different bases, than its interest-bearing liabilities. Net interest income is reduced by all loans with principal or interest that is currently delinquent ninety days or more, plus loans previously delinquent ninety days or more, which have not been brought current. The Company's operating results are also affected by the amount of its noninterest income, including gains on the sales of loans, service charges, loan service income, and other income. Noninterest expense consists principally of employee compensation and benefits, occupancy expense, data processing, federal insurance premiums, advertising, real estate owned operations, and other operating expenses. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies, and actions by regulatory authorities.

Financial Condition

Total Assets. Total assets decreased $29.1 million, or 16.1%, to $151.7 million at June 30, 2001 from $180.8 million at June 30, 2000. This was primarily due to a decrease in loans receivable, net and loans held for sale, offset by increases in investments and interest bearing deposits.

Loans Receivable. Loans receivable, net (including loans held for sale), decreased by $52.6 million, or 32.1%, to $111.2 million at June 30, 2001 from $163.8 million at June 30, 2000. The decrease was primarily due to decreases in construction loans, net of loans in process, of $20.1 million, loans held for sale of $15.4 million, one-to-four family loans of $9.2 million and consumer loans of $7.6 million. Construction lending was stopped after the Supervisory Agreement was signed with the Office of Thrift Supervision ("OTS") in August 2000. Negative publicity after the Supervisory agreement was signed also caused a reduction in lending. For the fiscal years ended June 30, 2001 and 2000, the Bank originated loans in the amount of $33 million and $134 million, respectively. Funds received from the repayment of loans were used to purchase mortgage-backed securities, time deposits in other financial institutions, U. S. government agency securities and to fund the decrease in deposits and to pay down maturing FHLB advances.

Mortgage-backed Securities. Mortgage-backed securities increased by $8.0 million to $8.0 million at June 30, 2001 from $39,000 at June 30, 2000. The increase was due to the purchase of three pools of securities of approximately $8.0 million for the available for sale portfolio in June 2001. These purchases were made primarily because of the reduced lending levels in fiscal 2001 compared to previous years. These securities potentially will remain in the available for sale portfolio until such time that lending levels increase to levels exceeding loan repayments and net deposit inflows.

Investment Securities. Investment securities increased $4.2 million to $4.4 million at June 30, 2001 from $187,000 at June 30, 2000. The increase was due to the purchase of U. S. government agency securities and treasury bills. The agency securities were purchased because of fewer loan originations in the current fiscal year and are in the available for sale portfolio.

Deposits. Deposits decreased $11.0 million, or 8.13%, to $124.6 million at June 30, 2001 from $135.6 million at June 30, 2000. In the year ended June 30, 2000, the Bank raised $33.8 million in new certificates of deposit, including $12.8 million in brokered deposits. Rates at the top of the market interest rates were offered on these deposits to fund the increase in construction and other loans. After the Supervisory Agreement was signed, loan originations declined substantially. During 2001, rates were lowered considerably on certificates of deposits and the brokered deposits were allowed to mature and roll off. Funds received from the repayment of loans were used to fund the roll-off in deposits. Although substantially all of the brokered and other higher rate certificates offered in fiscal 2000 had matured by June 30, 2001, they were outstanding for a majority of the year. This caused interest expense for the year ended June 30, 2001 to increase over the year ended June 30, 2000.

Federal Home Loan Bank Advances. FHLB advances decreased $16.6 million, or 62.03%, to $10.2 million at June 30, 2001 from $26.8 million at June 30, 2000. Decreases in the loan portfolio provided funds for the payoff of advances.

Equity. Total stockholders' equity decreased by $979,000 to $14.8 million at June 30, 2001 from $15.8 million at June 30, 2000. The decrease was primarily due to the Company's net loss of $954,000 for the fiscal year.

Net Interest Income Analysis

The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented. Nonaccruing loans have been included as loans carrying a zero yield.

                                                                               ---------------------------------
                                                                                                2001
                                                                               ---------------------------------
                                                     At June 30, 2001
                                                  -----------------------        Average       Interest
                                                  Outstanding     Yield/        outstanding    earned/    Yield/
                                                    balance        rate           balance        paid      rate
                                                  -----------     ------       ------------  -----------  ------
                                                                                         (Dollars in Thousands)
Interest-earning assets:
   Loans receivable                                $111,157        8.47%       $138,668      11,930         8.60%
   Mortgage-backed securities                         7,996        6.24             317          20         6.31
   Investment securities                              4,375        5.88             505          27         5.35
   FHLB stock                                         2,323        4.56           2,323         138         5.94
   Other interest-bearing deposits                   16,885        3.04          13,177         583         4.42
                                                   --------                    --------      ------

              Total interest-earning assets (1)    $142,736        7.56%       $154,990      12,698         8.19%
                                                   ========       =====        ========      ======       ======


Interest-bearing liabilities:
   Passbook accounts                               $  3,655        2.25%       $  3,686          90         2.44%
   Demand and NOW accounts                           15,561        2.06          14,711         339         2.30
   Certificate accounts                             101,125        6.03         104,772       6,737         6.43
   FHLB advances                                     10,150        5.60          17,187         994         5.78
                                                   --------                    --------      ------

              Total interest-bearing liabilities   $130,491        5.42%       $140,356       8,160         5.81%
                                                   ========       =====        ========      ======       ======

Net interest income                                                                           4,538
                                                                                             ======

Net interest rate spread (2)                                       2.14%                                    2.38%
                                                                  =====                                   ======

Net interest-earning assets                        $ 12,245                    $ 14,634
                                                   ========                    ========

Net interest margin (3)                                                                                     2.93%
                                                                                                          ======

                                                                                                          110.43%
                                                                                                          ======

                                                                            Year ended June, 30
                                                   ---------------------------------------------------------------------
                                                                  2000                                  1999
                                                   ----------------------------------   --------------------------------
                                                     Average        Interest              Average    Interest
                                                   outstanding     earned/     Yield/   outstanding  earned/     Yield/
                                                     balance        paid        rate      balance      paid       rate
                                                   -----------  -----------   -------   ----------- ---------  ---------
Interest-earning assets:
   Loans receivable                                $149,912       12,894        8.60%   $133,856     11,560      8.64%
   Mortgage-backed securities                            48            4        8.33          69          6      8.70
   Investment securities                                166           10        6.02          95          6      6.32
   FHLB stock                                         2,255          148        6.56       1,805        116      6.43
   Other interest-bearing deposits                    7,516          393        5.23       5,495        229      4.17
                                                   --------     --------                --------    -------

              Total interest-earning assets (1)    $159,897       13,449        8.41%   $141,320     11,917      8.43%
                                                   ========     ========      ======    ========    =======    ======

Interest-bearing liabilities:
   Passbook accounts                               $  3,652           90        2.46%   $  3,782         87      2.30%
   Demand and NOW accounts                           13,959          339        2.43      14,508        316      2.18
   Certificate accounts                              94,118        5,254        5.58      76,653      4,196      5.47
   FHLB advances                                     33,288        1,923        5.78      33,165      1,885      5.68
                                                   --------     --------                --------    -------

              Total interest-bearing liabilities   $145,017        7,606        5.24%   $128,108      6,484      5.06%
                                                   ========     ========      ======    ========    =======    ======

Net interest income                                                5,843                              5,433
                                                                ========                            =======

Net interest rate spread (2)                                                    3.17%                            3.37%
                                                                              ======                           ======
Net interest-earning assets                        $ 14,880                             $ 13,212
                                                   ========                             ========

Net interest margin (3)
                                                                                3.65%                            3.84%
                                                                              ======                           ======

                                                                              110.26%                          110.31%
                                                                              ======                           ======

Average interest-earning assets to average interest-bearing liabilities.
(1) Calculated net of deferred loan fees and discounts, loans in process and loss reserves.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

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

                                                                                   Year ended June 30,
                                                     --------------------------------------------------------------------------
                                                                  2001 vs. 2000                        2000 vs. 1999
                                                     -------------------------------------  -----------------------------------
                                                             Increase                              Increase
                                                            (decrease)                            (decrease)           Total
                                                              due to              Total             due to            increase
                                                     -------------------------   increase   ---------------------- -----------
                                                         Volume      Rate       (decrease)    Volume       Rate      (decrease)
                                                     ------------ ------------ ------------ ----------- ---------- ------------
                                                                                (Dollars in Thousands)
Interest-earning assets:
   Loans receivable                                   $    (964)      --            (964)         2,650      (138)      2,512
   Mortgage-backed securities                                17       (1)             16             (2)        1          (1)
   Investment securities                                     18       (1)             17            (14)      (12)        (26)
   FHLB stock                                                 4      (14)            (10)            63        (3)         60
   Other interest-earning assets                            239      (49)            190             56        51         107
                                                     ----------   ------       ---------    -----------  --------  ----------

            Total interest-earning assets                  (686)     (65)           (751)         2,753      (101)      2,652
                                                     ----------   ------       ---------    -----------  --------  ----------

Interest-bearing liabilities:
   Passbook accounts                                          1       (1)             --              3        --           3
   Demand and NOW accounts                                   18      (18)             --             11        (6)          5
   Certificate accounts                                     632      851           1,483            819       (42)        777
   FHLB advances                                           (929)      --            (929)         1,180        --       1,180
                                                     ----------   ------       ---------    -----------  --------  ----------

            Total interest-bearing liabilities             (278)     832             554          2,013       (48)      1,965
                                                     ----------   ------       ---------    -----------  --------  ----------

            Net interest income                       $    (408)    (897)         (1,305)           740       (53)        687
                                                     ==========   ======       =========    ===========  ========  ==========


Comparison of Operating Results for the Years Ended June 30, 2001 and June 30, 2000

Performance Summary. Net loss on operations for the year ended June 30, 2001 increased by $737,000 to a loss of $954,000 from a loss of $217,000 for the year ended June 30, 2000. The increase was due a decrease of $1.3 million in net interest income, a decrease of $256,000 in noninterest income and an increase of $10,000 in noninterest expense offset by a $412,000 decrease in the provision for loan losses and an increase in income tax benefit of $421,000.

Net Interest Income. Net interest income decreased from $5.8 million for the fiscal year ended June 30, 2000 to $4.5 million for the current fiscal year, a decrease of $1.3 million. The decrease was caused by a decrease in total interest income of $750,000 and an increase in total interest expense of $555,000.

Total Interest Income. Total interest income decreased by $750,000, or 5.58% in the year ended June 30, 2001 to $12.7 million from $13.4 million for the year ended June 30, 2000. Interest on loans receivable decreased $963,000, or 7.47%, to $11.9 million for the year ended June 30, 2001 from $12.9 million for the year ended June 30, 2000. Interest on investments, mortgage-backed securities and other interest bearing deposits increased $213,000, or 38.45%, to $768,000 for the year ended June 30, 2001 from $555,000 for the year ended June 30, 2000. The decrease on loans receivable reflected both a decrease in the average balance of loans outstanding and an increase in non-accrual loans. The average balance of loans outstanding decreased to $138.7 million for fiscal year 2001 compared to $149.9 million for fiscal year 2000. The decrease in average balances of loans outstanding in the current fiscal year was primarily due to reduced lending levels after the Supervisory Agreement was signed in August 2000. Non-accrual loans include loans with principal or interest currently delinquent 90 days or more, plus loans previously delinquent for 90 days or more which have not been brought current. Non-accrual loans increased $2.5 million, or 30.9%, to $10.6 million at June 30, 2001 from $8.1 million at June 30, 2000. For the fiscal year ended June 30, 2001, gross interest income which would have been recorded had the non-accrual loans been current in accordance with their original terms amounted to $356,000. The reduction in delinquent loans is a major priority of the Bank. Interest income on investments, mortgage-backed securities and other interest bearing deposits increased primarily due to increased average balances in those assets.

Total Interest Expense. Total interest expense increased by $555,000, or 7.29%, in the year ended June 30, 2001 to $8.2 million from $7.6 million for the year ended June 30, 2000. Interest on deposits increased $1.5 million, or 26.10%, to $7.2 million for the year ended June 30, 2001 from $5.7 million for the year ended June 30, 2000. In the year ended June 30, 2000, the Bank raised $33.8 million in new short-term certificates of deposit, including $12.8 million in brokered deposits. Rates at the top of the market were offered on these deposits to fund the increase in construction and consumer loans made that year. Funds received from loan repayments were used to fund a roll-off of deposits. During the current fiscal year, rates were lowered considerably on certificates of deposits and significant amounts of certificates, and all brokered deposits, were allowed to mature and roll off. Although substantially all of the brokered deposits and other higher rate certificates offered in fiscal 2000 had matured by June 30, 2001, they were outstanding for a majority of the year. Average balances in certificate accounts were $104.8 million for fiscal 2001 compared to $94.1 million for fiscal 2000. Interest expense on FHLB advances decreased $929,000, or 48.29%, to $994,000 for the year ended June 30, 2001, compared to $1.9 million for the year ended June 30, 2000. FHLB advances decreased $16.6 million to $10.2 million at June 30, 2001. Repayments from the loan portfolio provided the funds to repay maturing advances.

Provision for Loan Losses. The provision for loan losses decreased by $412,000, or 19.16%, to $1.7 million for the year ended June 30, 2001 from $2.2 million for the year ended June 30, 2000. Assets classified as substandard totaled $15.8 million at June 30, 2001, compared to $14.1 million at June 30, 2000. Classified assets were $18.7 million at March 31, 2001 and $22.4 million at December 31, 2000. At June 30, 2000 thirteen loan relationships classified as substandard had aggregate balances of $13.0 million. At June 30, 2001, the unpaid balances of loans remaining as substandard from that group were $5.0 million. A total of $1.5 million of those loans are now classified as "watch". Although a good deal of success was had during the last half of fiscal 2001 in reducing the level of classified assets, non-accruing and impaired loans continue at a high level. Deterioration in the construction loan portfolio due to a slowing economy during the current fiscal year was the primary reason for the high level of provision for loan losses. At June 30, 2001, speculative construction loans classified as substandard totaled $10.6 million.

The Bank's methodology for determining the general allowance for loan losses focuses primarily on the application of specific reserve percentages to the various categories of loans. These percentages are based upon management's estimate of the exposure to loss in the various categories. The reserve factors are subject to change from time to time based on management's assessment of the relative credit risk within the portfolio. Percentages generally range from 0.05% for single-family residential loans to 6.00% for some consumer loans; higher percentages are generally applied to problem loans. Management continues to review specifically identified problem or potential problem loans. On a case-by-case basis, where considered necessary, reserves are increased. For this purpose, problem loans include non-accruing loans and accruing loans delinquent more than ninety days and classified assets. In addition, pursuant to the Bank's methodology, the reserve is replenished for net charge-offs, which are charged against the reserve. Net charge-offs were $991,000 for mortgage loans and $200,000 for consumer loans for the year ended June 30, 2001, compared to net charge-offs of $155,000 for consumer loans in the year ended June 30, 2000. Pursuant to the Supervisory Agreement, the Bank may not reduce the allowance for loan losses without prior notice of no objection from the OTS.

As a result of the provision for loan losses during the year ended June 30, 2001, the Bank had a general allowance for loan losses of $2.0 million and a specific allowance for loan losses of $1.5 million for a total allowance for loan losses of $3.5 million. This represents 32.9% of total non-performing loans and 3.2% of the Bank's loans receivable, net. The Bank had a total allowance for loan losses of $2.9 million, or 34.3% of total non-performing loans and 1.79% of loans receivable, net at June 30, 2000.

Management will continue to monitor its allowance for loan losses and make additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level considered to be adequate, there can be no assurances that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in the future.

Noninterest Income. Noninterest income decreased $256,000, or 22.3%, to $892,000 for the year ended June 30, 2001 from $1.1 million for the year ended June 30, 2000. Gains on the sale of loans decreased $191,000 to $398,000 for the year ended June 30, 2001 from $590,000 for the prior fiscal year. Customer service charges on deposit accounts decreased $32,000 to $290,000 for the year ended June 30, 2001. The decrease was due to fewer accounts with regular monthly service charges and a decrease in the number of non-sufficient check charges. Loan servicing fees decreased $32,000 to $25,000 for the year ended June 30, 2001 from $57,000 for the year ended June 30, 2000.

Noninterest Expense. Noninterest expense increased $10,000 to $5,208,000 for the year ended June 30, 2001 from $5,198,000 for the year ended June 30, 2000. Compensation and benefits expense decreased $261,000, or 9.35%, to $2.5 million for the year ended June 30, 2001 from $2.8 million for the prior fiscal year. Cash compensation decreased $263,000 for the current fiscal year due to fewer employees. ESOP expense decreased $65,000 for the current fiscal year due to a lower average stock price for the Company's common stock during the year. Payroll taxes decreased $32,000 during the current fiscal year due to reduced compensation. Board fees for directors decreased $13,000 during the current fiscal year due to reduced fees. Expenses for salary continuation plans decreased $34,000 due to the reversal of accrued expenses after a former officer left. Due to fewer loan originations in the current fiscal year, fewer loan origination expenses were deferred in accordance with FAS No. 91. This resulted in increased compensation expenses of $128,000 for the current fiscal year. Office property and equipment expense decreased $95,000 to $790,000 for the year ended June 30, 2001 from $886,000 for the year ended June 30, 2000. The decrease was primarily due to equipment expenses related to the data processing conversion in fiscal 2000. Data processing expenses increased $11,000 in the year ended June 30, 2001. The increase was primarily due to data conversion expenses. Federal insurance premiums increased $6,000 to $47,000 in the year ended June 30, 2001. The increase was due to increased deposits during fiscal 2000 and parts of fiscal 2001. Advertising expenses decreased $96,000, or 62.8%, to $57,000 for the year ended June 30, 2001 from $153,000 in the year ended June 30, 2000. The decrease was due to reduced levels of advertising and promotions. Real estate owned expense increased $188,000 to $246,000 for the year ended June 30, 2001. The increase was due to increased losses on the sale of real estate owned in the current fiscal year. Other operating expenses increased $258,000 to $1.3 million for the year ended June 30, 2001 from $1.0 million for the year ended June 30, 2000. Included in that amount was a write off of $320,000 on one depositor in possible bad check losses. The Bank is trying to recover all or part of that amount, but because of uncertainty over the likelihood of recovery, has expensed the entire amount. Also, part of the increase in other expense was due to the provision for loss on the sale of the Kearney branch of $144,000. Professional fees increased $49,000 during the current fiscal year due increased legal and accounting expenses. Reduced loan originations resulted in a reduction of loan expenses of $148,000 for the year ended June 30, 2001. During the fiscal year ended June 30, 2001 office supply expense decreased $67,000, travel expenses decreased $21,000, postage expenses decreased $15,000, and both charitable contributions and automobile expenses decreased $5,000.

Income taxes. Income tax benefits increased $421,000 to $564,000 for the year ended June 30, 2001. The increase was due to the increase in the pretax loss. The Company's effective tax rate was 37.1 % for fiscal 2001 and 39.6% for fiscal 2000.

Comparison of Operating Results for the Years Ended June 30, 2000 and June 30, 1999

Performance Summary. Net earnings for the year ended June 30, 2000 decreased by $1,327,000 to a loss of $217,000 from $1,110,000 for the year ended June 30, 1999. The results were impacted by an increase of $409,000 in net interest income, offset by a $425,000 decrease in noninterest income, a $1,800,000 increase in provision for loan losses, and a $250,000 increase in noninterest expense.

For the years ended June 30, 2000 and 1999, the returns on average assets were (0.9)% and .74%, respectively, while the returns on average equity were (.88)% and 6.60%, respectively.

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

For the year ended June 30, 2000, the average yield on interest earning assets was 8.41% compared to 8.44% for fiscal 1999. The average cost of interest-bearing liabilities was 5.13% for the year ended June 30, 2000, an increase from 5.06% for fiscal 1999. The average balance of interest-earning assets increased $18.6 million to $159.9 million for the year ended June 30, 2000, compared to $141.3 million for fiscal 1999. During the same period, the average balance of interest-bearing liabilities increased by $20.2 million to $148.4 million for the year ended June 30, 2000 from $128.1 million in fiscal 1999.

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

Provision for Loan Losses. During the year ended June 30, 2000, the Company recorded a $2.2 million provision for loan losses in accordance with its classification of assets policy. The increase in the provision for loan losses was primarily attributable to a significant increase in the Bank's classified assets of $13.3 million from $0.9 million at June 30, 1999 to $14.2 million at June 30, 2000, together with the implementation of a more conservative methodology in establishing its allowance for loan loss adopted in the third quarter. The increase in classified assets during the year ended June 30, 2000 reflected the results of an OTS examination, as well as a comprehensive review of the loan portfolio being conducted by the Bank.

At June 30, 2000, the Bank had thirteen lending relationships with an aggregate balance of $13 million, which were classified as substandard, and two relationships with an aggregate balance of $2.4 million, which were classified as special mention.

As a result of the provision for loan losses during the fiscal year ended June 30, 2000, the Bank had a total allowance for loan losses of $2.9 million, or 1.79% of loans receivable, net at June 30, 2000, compared to $927,000, or 0.69% of loans receivable, net at June 30, 1999. The allowance for loan losses as a percentage of non-performing assets was 33.3% at June 30, 2000 compared to 129.8% at June 30, 1999.

Noninterest Income. For the year ended June 30, 2000, noninterest income decreased by $425,000, or 27.0%, compared to the year ended June 30, 1999 due primarily to a decrease in the gain on sale of mortgage loans of $588,000. The gain on sale of loans decreased during the year as a result of a decrease in loan sales from $41.6 million during the year ended June 30, 1999 to $31.3 million during the year ended June 30, 2000, as part of the Company's strategy to manage asset size and maintain capital levels.

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

Income Taxes. Income taxes decreased $792,000 to a $142,000 benefit for the year ended June 30, 2000 from $650,000 of expense for the year ended June 30, 1999. The decrease is due to the decrease in pretax income. The Company's effective tax rate was 39% for fiscal year 2000 and 37% for fiscal 1999.

Asset/Liability Management

Savings institutions, such as the Company, are subject to interest rate risk to the extent their interest-bearing liabilities (consisting primarily of deposit accounts, FHLB advances and other borrowings) mature or reprice more rapidly, or on a different basis, than their interest-earning assets (consisting predominantly of intermediate and long-term real estate loans, consumer loans and investments held for investment and liquidity purposes). Having interest-bearing liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining rates, although such an asset-liability structure may result in declining net interest earnings during periods of rising interest rates. Conversely, having interest-earning assets that mature or reprice more frequently on average than liabilities may be beneficial in times of rising interest rates, although this asset-liability structure may result in declining net interest earnings during period of falling interest rates.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2001, which are expected to reprice or mature in each of the future time periods shown, assuming a 11% annual prepayment rate for fixed-rate real estate loans, a 10% annual prepayment rate for mortgage-backed securities, an 8% annual prepayment for adjustable-rate real estate loans, and an 8% annual prepayment rate for consumer loans. Except for deposits, which are classified as repricing in the "within 1 year" category, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset/liability.

                                                                                 Maturing or repricing
                                                   --------------------------------------------------------------------------------
                                                                                                              Over
                                                     Within          1-3           3-5          5-10           10
                                                     1 year         years         years         years         years         Total
                                                   -----------   -----------   -----------   -----------   -----------    ---------
                                                                                (Dollars in Thousands)
   Interest-earning assets:
      Loans receivable, net (1)                    $    75,494        22,352         8,305         3,987         1,019      111,157
      Mortgage-backed securities                         1,120         1,972         1,681         3,223            --        7,996
      Investment securities                                301             6         4,013            22            33        4,375
      Interest-bearing deposits
      in other financial institutions                   16,885            --            --            --            --       16,885
      FHLB stock                                         2,323            --            --            --            --        2,323
                                                   -----------   -----------   -----------   -----------   -----------    ---------

            Total interest-earning assets               96,123        24,330        13,999         7,232         1,052      142,736
                                                   -----------   -----------   -----------   -----------   -----------    ---------

   Interest-bearing liabilities:
      Savings deposits                                   3,655            --            --            --            --        3,655
      Demand and NOW deposits                           15,561            --            --            --            --       15,561
      Certificate accounts                              78,445        16,010         5,798           872            --      101,125
      FHLB advances                                      1,150            --         1,000         8,000            --       10,150
                                                   -----------   -----------   -----------   -----------   -----------    ---------

            Total interest-bearing liabilities          98,811        16,010         6,798         8,872            --      130,491
                                                   -----------   -----------   -----------   -----------   -----------    ---------

   Interest sensitivity gap                        $    (2,688)        8,320         7,201        (1,640)        1,052       12,245
                                                   ===========   ===========   ===========   ===========   ===========    =========

   Cumulative interest sensitivity gap             $    (2,688)        5,632        12,833        11,193        12,245       12,245
                                                   ===========   ===========   ===========   ===========   ===========    =========

   Ratio of interest-earning assets to
      interest-bearing liabilities                       97.28%       151.97%       205.93%        81.51%           --%      109.38%
                                                   ===========   ===========   ===========   ===========   ===========    =========

   Ratio of cumulative gap to total assets               (1.77)%        3.71%         8.46%         7.38%         8.07%        8.07%
                                                   ===========   ===========   ===========   ===========   ===========    =========

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.

Net Portfolio Value

In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision ("OTS") adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity if its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at June 30, 2001, as calculated by the OTS, based on information provided to the OTS by the Bank.

             Interest Rate Sensitivity of Net Portfolio Value (NPV)

                                                                               NPV as percent
                                    Net portfolio value                         of PV assets
                  -------------------------------------------------------- ----------------------
                    Change in        Dollar         Dollar      Percent      NPV        Change
                    rates (bp)       amount         change      change      ratio        (bp)
                  -------------- -------------- ------------- ------------ ----------  ----------
                                                  (Dollars in Thousands)
                           300     $ 15,159         (1,131)      (7)%          9.96%     (44)
                           200       15,730           (561)      (3)          10.22      (17)
                           100       16,113           (177)      (1)          10.37       (2)
                            --       16,290             --       --           10.39       --
                          (100)      16,165           (125)      (1)          10.24      (16)
                          (200)      15,703           (588)      (4)           9.89      (51)
                          (300)      15,050         (1,240)      (8)           9.42      (97)
                  ============== ============== ============= ============ ==========  ==========

Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in the analysis presented in prior tables setting forth the maturing and repricing of interest-earning assets and interest-bearing liabilities. Although certain assets and liabilities may have similar maturities or periods in which they will reprice, they may react differently to changes in market interest rates. The interest on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Occasionally, adjustable-rate mortgages have features which restrict changes in interest rates on a short-term basis and over the life of the asset. The proportion of adjustable-rate loans could be reduced in future periods if market interest rates would decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a sustained interest rate increase.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, FHLB advances, repayments and prepayments of loans and mortgage-backed securities, the maturity or sale of investment securities and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions and competition.

The primary investing activity of the Company is originating residential mortgage loans, construction loans and consumer loans. For the fiscal years ended June 30, 2001 and 2000, the Bank originated loans in the amount of $33 million and $134 million, respectively.

The Bank is required to maintain adequate levels of liquid assets under the OTS regulations. Savings institutions were previously required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U. S. government, state, or federal agency obligations) of not less than 4.0% of its average daily balance of net withdrawable accounts plus short-term borrowings.

It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 21.61% and 6.22%, respectively, at June 30, 2001 and 2000. The increase in the Bank's liquidity was primarily due to reduced loan originations during the current fiscal year.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At June 30, 2001 and 2000, cash and cash equivalents were $18.1 million and $7.2 million, respectively.

Liquidity management for the Company is both an ongoing and long-term component of the Company's asset liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB and held for sale mortgage-backed and U.S. government agency securities. Should the Company require funds beyond its ability to generate them internally, additional sources of funds are available through advances from the FHLB. The Company would pledge its FHLB stock or certain other assets as collateral for such advances.

At June 30, 2001, the Bank had outstanding loan commitments of $96,300 and undisbursed loans in process of $2.3 million.

Certificates of deposit, which are scheduled to mature in one year or less at June 30, 2001, were $77.3 million. Management believes that a significant portion of such deposits will remain with the Bank, although depending upon the Bank's needs for funds, the Bank may be less aggressive in seeking to retain certain deposits.

At June 30, 2001, the Bank had tangible capital of $13.0 million, or 8.57% of total adjusted assets, which is approximately $10.7 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. On that date, the Bank had core capital of $13.0 million, or 8.57% of adjusted total assets, which is $6.9 million above the minimum leverage ratio requirement of 4% as in effect on that date. On that date, the Bank had total risk based capital of $14.3 million and total risk-weighted assets of $107.7 million, or total capital of 13.31% of risk-weighted assets. This was $5.7 million above the 8% requirement in effect on that date.

Supervisory Agreement

On August 4, 2000 the Bank entered into a Supervisory Agreement with the OTS. By signing the Supervisory Agreement, the Bank agreed to take certain actions in response to concerns raised by the OTS. The Supervisory Agreement provided that the Bank shall take the necessary and appropriate actions to achieve compliance with various OTS regulations related to lending standards, lending limitations, classification of assets, appraisal standards and other matters. The Supervisory Agreement provided that the Bank take certain corrective steps to improve its internal asset review program. The Supervisory Agreement required the Bank to establish adequate allowance for loan losses and not reduce the balance of the allowance for loan losses without prior notice of no objection from the OTS. The Supervisory Agreement also provided that the Bank refrain from making any new loan commitments with the new builders or subdivision developments without prior OTS approval. The Bank was also prohibited from increasing the number of loans to current builders or subdivision developments without prior OTS approval.

In addition, the Supervisory Agreement provided that the Board of Directors of the Bank develop or revise its written policies and procedures relating to real estate appraisals, loan underwriting and credit administration, lending limits and related matters. The Supervisory Agreement also provided that the Bank revise its internal audit procedures, update its contingency disaster recovery plan, establish and implement certain budgetary procedures and revise its bonus program. The Supervisory Agreement also provided that the Bank refrain from making capital distributions without OTS approval. The Company relies, in part, upon dividends from the Bank to satisfy its cash needs.

The Supervisory Agreement is considered a formal written agreement with the OTS. Failure to comply with the Supervisory Agreement can lead to further enforcement actions by the OTS. The Bank has completed the necessary steps to comply with the Supervisory Agreement and remains in compliance with the Supervisory Agreement. The Supervisory Agreement will remain in effect until terminated by the OTS.

Recent Accounting Developments

In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement for SFAS No. 125. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of the standard will not have a significant impact on the consolidated financial statements.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30,2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart form goodwill. SFAS No. 142 will also require intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The adoption of these standards will not have an impact on the consolidated financial statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset\liability management may tend to minimize the effect of change in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services. In an increasing interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Forward-looking Statements

In addition to historical information, this Annual Report contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed in the section entitled Management's Discussion and Analysis of Financial Conditions and Results of Operations. Readers should not place undue reliance in these forward-looking statements, as they reflect management's analysis of the date of this report. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including Quarterly 10-Q reports and reports filed on Form 8-K.

                          Independent Auditors' Report

     The Board of Directors
     CBES Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of CBES Bancorp, Inc. and subsidiary as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBES Bancorp, Inc. and subsidiary as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                /s/ KPMG LLP

     August 10, 2001

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                           Consolidated Balance Sheets

                             June 30, 2001 and 2000

                                               Assets                                     2001                  2000
                                                                                      -------------         -------------
Cash                                                                                  $   1,222,857             1,152,781
Interest-bearing deposits in other financial institutions                                16,885,248             6,089,264
                                                                                      -------------         -------------

              Total cash and cash equivalents                                            18,108,105             7,242,045

Investment securities available-for-sale (note 3)                                        11,966,804                    --
Investment and mortgage-backed securities - held-to-maturity (fair
   value of $403,560 and $225,898, respectively) (note 3)                                   404,177               225,898
Loans held for sale, net                                                                  1,440,429            16,863,181
Loans receivable, net (note 4)                                                          109,717,025           146,935,945
Accrued interest receivable:
   Loans receivable                                                                         746,108             1,118,559
   Investment and mortgage-backed securities and interest-bearing deposits                   60,477                79,808
Real estate owned                                                                           956,165               237,061
Stock in Federal Home Loan Bank (FHLB), at cost                                           2,322,500             2,322,500
Office property and equipment, net (note 5)                                               1,229,014             2,583,130
Office property and equipment held for sale (note 6)                                        850,000                    --
Deferred income tax benefit (note 9)                                                      1,324,000               834,000
Current income taxes receivable                                                             244,598                    --
Cash surrender value of life insurance and other assets                                   2,343,341             2,397,469
                                                                                      -------------         -------------

              Total assets                                                            $ 151,712,743           180,839,596
                                                                                      =============         =============

                                Liabilities and Stockholders' Equity

Liabilities:
   Deposits (note 7)                                                                  $ 124,608,965           135,630,763
   FHLB advances (note 8)                                                                10,150,000            26,750,000
   Accrued expenses and other liabilities                                                   801,211               888,848
   Accrued interest payable on deposits                                                     189,222               255,971
   Advance payments by borrowers for property taxes and insurance                         1,218,622             1,444,286
   Current income taxes payable                                                                  --               116,246
                                                                                      -------------         -------------
              Total liabilities                                                         136,968,020           165,086,114
                                                                                      -------------         -------------
Stockholders' equity:
   Common stock, $.01 par; 3,500,000 authorized; 1,031,851 shares issued                     10,319                10,319
   Additional paid-in capital                                                            10,030,411            10,020,540
   Retained earnings, substantially restricted (notes 10, 11, and 13)                     8,022,702             9,244,208
   Unearned employee benefits (note 10)                                                    (304,066)             (512,410)
   Accumulated other comprehensive loss                                                     (27,132)                   --
   Treasury stock, 156,046 and 158,789 shares, respectively, at cost                     (2,987,511)           (3,009,175)
                                                                                      -------------         -------------
              Total stockholders' equity                                                 14,744,723            15,753,482

Commitments (note 4)
                                                                                      -------------         -------------
              Total liabilities and stockholders' equity                              $ 151,712,743           180,839,596
                                                                                      =============         =============

See accompanying notes to consolidated financial statements

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                      Consolidated Statements of Operations

                    Years ended June 30, 2001, 2000, and 1999

                             [GRAPHIC REMOVED HERE]

                                                                         2001           2000           1999
                                                                   ---------------  ------------   -----------
Interest income:
 Loans receivable                                                  $    11,930,215    12,893,702    11,559,524
 Investment and mortgage-backed securities                                  42,510        13,757         5,922
 Interest-bearing deposits and other                                       725,619       541,051       352,341
                                                                   --------------------------------------------

          Total interest income                                         12,698,344    13,448,510    11,917,787
                                                                   --------------------------------------------

Interest expense:
 Deposits (note 7)                                                       7,166,164     5,682,722     4,598,959
 FHLB advances                                                             994,347     1,923,109     1,885,508
                                                                   --------------------------------------------

          Total interest expense                                         8,160,511     7,605,831     6,484,467
                                                                   --------------------------------------------

          Net interest income                                            4,537,833     5,842,679     5,433,320

Provision for loan losses (note 4)                                       1,739,357     2,151,697       298,020
                                                                   --------------------------------------------

          Net interest income after provision for loan losses            2,798,476     3,690,982     5,135,300
                                                                   --------------------------------------------

Noninterest income:
 Gain on sales of loans, net                                               398,204       589,528     1,178,325
 Customer service charges                                                  289,998       321,781       227,805
 Loan servicing fees                                                        24,648        56,515         8,743
 Other                                                                     178,657       179,927       157,549
                                                                   --------------------------------------------

          Total noninterest income                                         891,507     1,147,751     1,572,422
                                                                   --------------------------------------------

Noninterest expense:
 Compensation, payroll taxes, and fringe benefits (note 10)              2,533,383     2,794,722     2,614,448
 Office property and equipment                                             790,340       885,879       835,311
 Data processing                                                           227,112       216,052       242,137
 Federal insurance premiums (note 7)                                        47,205        41,525        54,517
 Advertising                                                                57,073       153,411       118,751
 Real estate owned and repossessed assets                                  245,682        57,447        60,482
 Other                                                                   1,307,057     1,049,204     1,022,291
                                                                   --------------------------------------------

          Total noninterest expense                                      5,207,852     5,198,240     4,947,937
                                                                   --------------------------------------------

          Earnings (loss) before income taxes                           (1,517,869)     (359,507)    1,759,785

Income taxes (benefit) (note 9)                                           (564,000)     (142,469)      650,204
                                                                   --------------------------------------------

          Net earnings (loss)                                      $      (953,869)     (217,038)    1,109,581
                                                                   ============================================

Earnings (loss) per share:
 Basic                                                             $         (1.14)        (0.26)         1.26
 Diluted                                                                     (1.14)        (0.26)         1.26
                                                                   ============================================

See accompanying notes to consolidated financial statements.

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

 Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

                    Years ended June 30, 2001, 2000, and 1999

                                                                    Addi-
                                                                    tional                         Unearned
                                                    Common          paid-in         Retained       employee
                                                     stock          capital         earnings       benefits
                                                  -----------     -----------     -----------    -----------
Balance, June 30, 1998                            $    10,319       9,912,731       9,447,698     (1,080,484)

Comprehensive income:
 Net earnings                                              --              --       1,109,581             --
 Other comprehensive income -
   unrealized holding losses on
   debt and equity securities available-
    for sale, net of tax                                   --              --              --             --
                                                  -----------     -----------     -----------    -----------

            Total comprehensive income                     --              --       1,109,581             --
                                                  -----------     -----------     -----------    -----------
Allocation of employee stock ownership
 plan (ESOP) shares                                        --          76,344              --        120,570
Purchase of 48,480 shares of treasury stock                --              --              --             --
Amortization of recognition and retention
  plan (RRP)                                               --              --              --        142,038
Dividends declared ($.60 per share)                        --              --        (523,995)            --
                                                  -----------     -----------     -----------    -----------

Balance, June 30, 1999                                 10,319       9,989,075      10,033,284       (817,876)

Comprehensive income (loss):
 Net loss                                                  --              --        (217,038)            --
 Other comprehensive income -
   unrealized holding losses on
   debt and equity securities available-
    for sale, net of tax                                   --              --              --             --
                                                  -----------     -----------     -----------    -----------

            Total comprehensive income
              (loss)                                       --              --        (217,038)            --
                                                  -----------     -----------     -----------    -----------
Allocation of ESOP shares                                  --          46,477              --        125,450
Purchase of 46,056 shares of treasury stock                --              --              --             --
Amortization of RRP                                        --              --              --        131,366
Dividends declared ($.68 per share)                        --              --        (572,038)            --
Award of RRP shares                                        --         (15,012)             --        (58,911)
Forfeiture of RRP shares                                   --              --              --        107,561
                                                  -----------     -----------     -----------    -----------

Balance, June 30, 2000                                 10,319      10,020,540       9,244,208       (512,410)

Comprehensive income (loss):
 Net loss                                                  --              --        (953,869)            --
 Other comprehensive loss -
   unrealized holding losses on
   debt and equity securities available-
    for sale, net of tax                                   --              --              --             --
                                                  -----------     -----------     -----------    -----------

            Total comprehensive income
              (loss)                                       --              --        (953,869)            --
                                                  -----------     -----------     -----------    -----------
Allocation of ESOP shares                                  --           9,871              --         91,860
Amortization of RRP                                        --              --              --         61,687
Dividends declared ($.32 per share)                        --              --        (267,637)            --
Award of 5,941 RRP shares                                  --              --              --             --
Forfeiture of 3,198 RRP shares                             --              --              --         54,797
                                                  -----------     -----------     -----------    -----------

Balance, June 30, 2001                            $    10,319      10,030,411       8,022,702       (304,066)
                                                  ===========     ===========     ===========    ===========


                                                  Accumulated
                                                     other
                                                 comprehensive     Treasury
                                                     loss            stock           Total
                                                  -----------     -----------     -----------
Balance, June 30, 1998                                     --      (1,433,157)     16,857,107

Comprehensive income:
 Net earnings                                              --              --       1,109,581
 Other comprehensive income -
   unrealized holding losses on
   debt and equity securities available-
    for sale, net of tax                                   --              --              --
                                                  -----------     -----------     -----------

            Total comprehensive income                     --              --       1,109,581
                                                  -----------     -----------     -----------
Allocation of employee stock ownership
 plan (ESOP) shares                                        --              --         196,914
Purchase of 48,480 shares of treasury stock                --        (834,583)       (834,583)
Amortization of recognition and retention
  plan (RRP)                                               --              --         142,038
Dividends declared ($.60 per share)                        --              --        (523,995)
                                                  -----------     -----------     -----------

Balance, June 30, 1999                                     --      (2,267,740)     16,947,062

Comprehensive income (loss):
 Net loss                                                  --              --        (217,038)
 Other comprehensive income -
   unrealized holding losses on
   debt and equity securities available-
    for sale, net of tax                                   --              --              --
                                                  -----------     -----------     -----------

            Total comprehensive income
              (loss)                                       --              --        (217,038)
                                                  -----------     -----------     -----------
Allocation of ESOP shares                                  --              --         171,927
Purchase of 46,056 shares of treasury stock                --        (707,797)       (707,797)
Amortization of RRP                                        --              --         131,366
Dividends declared ($.68 per share)                        --              --        (572,038)
Award of RRP shares                                        --          73,923              --
Forfeiture of RRP shares                                   --        (107,561)             --
                                                  -----------     -----------     -----------

Balance, June 30, 2000                                     --      (3,009,175)     15,753,482

Comprehensive income (loss):
 Net loss                                                  --              --        (953,869)
 Other comprehensive loss -
   unrealized holding losses on
   debt and equity securities available-
    for sale, net of tax                              (27,132)             --         (27,132)
                                                  -----------     -----------     -----------

            Total comprehensive income
              (loss)                                  (27,132)             --        (981,001)
                                                  -----------     -----------     -----------
Allocation of ESOP shares                                  --              --         101,731
Amortization of RRP                                        --              --          61,687
Dividends declared ($.32 per share)                        --              --        (267,637)
Award of 5,941 RRP shares                                  --          76,461          76,461
Forfeiture of 3,198 RRP shares                             --         (54,797)             --
                                                  -----------     -----------     -----------

Balance, June 30, 2001                                (27,132)     (2,987,511)     14,744,723
                                                  ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                      Consolidated Statements of Cash Flows

                    Years ended June 30, 2001, 2000, and 1999

                                                                      2001                2000                1999
                                                                 --------------      --------------       ------------
Cash flows from operating activities:
 Net earnings (loss)                                             $   (953,869)           (217,038)          1,109,581
 Adjustments to reconcile net earnings (loss) to net cash
   provided by (used in) operating activities:
     Provision for loan losses                                      1,739,357           2,151,697             298,020
     Depreciation                                                     379,668             415,679             346,478
     Amortization of RRP and allocation of ESOP shares                239,879             303,293             338,952
     Write-down of office property and equipment held for sale        144,156                  --                  --
     Loss (gain) on disposition of real estate owned, net             127,365             (19,779)             48,292
     Proceeds from sale of loans held for sale                     30,721,769          31,315,667          41,653,136
     Origination of loans held for sale                           (21,596,304)        (45,195,899)        (41,288,663)
     Gain on sale of loans held for sale, net                        (398,204)           (589,528)         (1,178,325)
     Premium amortization and accretion of discounts and
      deferred loan fees, net                                        (389,380)           (780,351)           (558,416)
     Provision for deferred income taxes                             (473,000)           (701,000)             13,000
     Changes in assets and liabilities:
      Accrued interest receivable                                     391,782            (142,297)           (144,070)
      Other assets                                                     54,128            (176,642)           (341,890)
      Accrued expenses and other liabilities                          (38,603)           (553,702)            754,507
      Accrued interest payable on deposits                            (66,749)            117,567              30,643
      Current income taxes payable                                   (360,844)             67,542            (134,274)
                                                                 ------------        ------------         -----------

        Net cash provided by (used in) operating activities         9,521,151         (14,004,791)            946,971
                                                                 ------------        ------------         -----------

Cash flows from investing activities:
 Net decrease (increase) in loans receivable                       41,288,284         (16,539,030)        (19,815,885)
 Purchase of FHLB stock                                                    --            (150,000)         (1,147,500)
 Purchase of investment securities held-to-maturity                  (293,213)           (195,115)                 --
 Purchase of investment securities available-for-sale             (12,011,250)                 --                  --
 Maturity of investment securities held-to-maturity                   107,000             105,000               5,000
 Principal repayments on mortgage-backed securities
   held for maturity                                                   13,827              18,182              23,791
 Purchase of office property and equipment                            (19,708)           (400,366)         (1,201,418)
 Proceeds from sale of real estate owned                              424,117             229,356           1,100,847
                                                                 ------------        ------------         -----------

        Net cash provided by (used in) investing activities      $ 29,509,057         (16,931,973)        (21,035,165)
                                                                 ------------        ------------         -----------

                                                                     (Continued)

                        CBES BANCORP, INC. AND SUBSIDIARY
                           EXCELSIOR SPRINGS, MISSOURI

                      Consolidated Statements of Cash Flows

                    Years ended June 30, 2001, 2000, and 1999

                                                                                  2001               2000               1999
                                                                            ----------------   ----------------   ----------------
Cash flows from financing activities:
 (Decrease) increase in deposits                                            $ (11,021,798)       34,207,165         15,646,813
 Proceeds from FHLB advances                                                   64,300,000        75,600,000         41,450,000
 Repayments of FHLB advances                                                  (80,900,000)      (78,300,000)       (31,500,000)
 (Decrease) increase in advance payments by borrowers
   for property taxes and insurance                                              (225,664)          528,071            165,016
 Purchase of treasury stock                                                            --          (707,797)          (834,583)
 Dividends paid                                                                  (316,686)         (611,408)          (476,372)
                                                                            -------------      ------------        -----------

        Net cash (used in) provided by financing activities                   (28,164,148)       30,716,031         24,450,874
                                                                            -------------      ------------        -----------

        Net increase (decrease) in cash and cash equivalents                   10,866,060          (220,733)         4,362,680

Cash and cash equivalents at the beginning of the year                          7,242,045         7,462,778          3,100,098
                                                                            -------------      ------------        -----------
Cash and cash equivalents at the end of the year                            $  18,108,105         7,242,045          7,462,778
                                                                            =============      ============        ===========
Supplemental disclosure of cash flow information:
 Cash paid during the year for income taxes                                 $     269,844           109,151            568,000
                                                                            =============      ============        ===========

 Cash paid during the year for interest                                     $   8,227,260         7,488,264          6,453,824
                                                                            =============      ============        ===========
Supplemental schedule of noncash investing and financing activities:
   Conversion of loans to real estate owned                                 $   1,270,586           293,779          1,253,257
                                                                            =============      ============        ===========

   Loans made to finance sales of real estate owned                         $     150,000            73,750                 --
                                                                            =============      ============        ===========

   Dividends declared and payable                                           $      67,483           122,550            165,803
                                                                            =============      ============        ===========

See accompanying notes to consolidated financial statements.

                       CBES BANCORP, INC. AND SUSIDIARY
                         EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                        June 30, 2001, 2000, and 1999

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

        (c)   Investment and Mortgage-Backed Securities

              The Company classifies its investment and mortgage-backed securities portfolios as held-to-maturity, which are recorded at amortized cost, or available-for-sale, which are recorded at fair value. The Company classifies its investment and mortgage-backed securities as held-to-maturity if it has the positive intent and ability to hold the securities to maturity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income
              (loss) until realized. Transfers of securities from available-for-sale to held-to-maturity are recorded at fair value at the date of transfer, and unrealized holding gains or losses are amortized over the remaining life of the security.

              A decline in the fair value of any security below cost that is deemed other than temporary is charged to income, resulting in the establishment of a new cost basis for the security.

              Premiums and discounts on mortgage-backed and investment securities are amortized using the interest method over the estimated life of the securities. Realized gains and losses on sales are included in income using the specific identification method for determining cost of the securities sold.

                       CBES BANCORP, INC. AND SUSIDIARY
                         EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                        June 30, 2001, 2000, and 1999

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

              A valuation allowance for losses on loans is established by management based on its estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated net realizable value of the related underlying collateral of and consideration of past loan loss experience, current economic conditions, and such other factors which, in the opinion of management, deserve current recognition. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-off or additions to the allowance based upon their judgments about information available at the time of their examination. The Company allocates a portion of the allowance to certain impaired loans as required by Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan.

              Impaired loans include all nonaccrual loans and loans ninety days delinquent and still accruing interest.

        (f)   Mortgage Banking Activities

              The Company capitalizes the value of retained mortgage servicing rights related to loans originated and sold after January 1, 1996 as an asset, thereby increasing the gain on sale of the loan by the amount of the asset. Such mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income. Any remaining unamortized amount is charged to expense if the related loan is repaid prior to maturity. Management monitors the capitalized mortgage servicing rights for impairment based on the fair value of those rights. Any impairment is recognized through a valuation allowance. The adoption of SFAS No. 140 (see note 1(m)) did not significantly affect the Company's accounting for mortgage servicing rights.

                       CBES BANCORP, INC. AND SUSIDIARY
                         EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                        June 30, 2001, 2000, and 1999

              Included in gains on sales of loans are capitalized mortgage servicing rights aggregating $10,000, $127,000, and $323,000 in 2001, 2000, and 1999, respectively. Amortization expense related to the capitalized servicing rights, included as a reduction of loan servicing fees in the accompanying consolidated statements of operations, aggregated $127,000, $91,000, and $41,000 during 2001,
              2000, and 1999, respectively. Mortgage servicing rights capitalized by the Company and included in other assets was $260,926 and $378,272 at June 30, 2001 and 2000, respectively.

              At June 30, 2001 and 2000, the Bank was servicing loans for others amounting to $39,119,000 and $47,643,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at June 30, 2001 and 2000 amounted to $404,000 and $458,000, respectively.

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

        (i)   Office Property and Equipment

              Premises and equipment are generally stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to thirty years. Major replacements and betterments are capitalized while normal maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in current operations. Premises and equipment held for sale are recorded at the lower of cost or estimated net realizable value.

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

                       CBES BANCORP, INC. AND SUSIDIARY
                         EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                        June 30, 2001, 2000, and 1999

        (k)   Use of Estimates

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

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

              The shares used in the calculation of basic and diluted earnings per share are shown below:

                                                              For the years
                                                              ended June 30
                                                  ------------------------------
                                                    2001      2000        1999
                                                  ------------------------------

                     Weighted average common

                        shares outstanding         838,454   851,060     883,976
                     Stock options                      --        --          --
                                                  ------------------------------

                                                   838,454   851,060     883,976
                                                  ==============================

        (m)   Recently Issued Accounting Pronouncements

              In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement for SFAS No. 125. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of the standard will not have a significant impact on the consolidated financial statements.

              In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No.
              142. SFAS No. 142 will also require intangible assets with definite useful lives be amortized over their respective

                       CBES BANCORP, INC. AND SUSIDIARY
                         EXCELSIOR SPRINGS, MISSOURI

                  Notes to Consolidated Financial Statements

                        June 30, 2001, 2000, and 1999

              estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The adoption of these standards will not have an impact on the consolidated financial statements due to the Company not having any goodwill or other intangible assets recorded. The Company will adopt these standards on July 1, 2002.

  (3)   Investments in Debt Securities

        The amortized cost and approximate fair value of available-for-sale and held-to-maturity securities at June 30, 2001 are as follows:

                                                                 Gross          Gross
                                                    Amortized  unrealized     unrealized      Fair
               Available-for-sale                     cost       gains          losses        value
   -----------------------------------------  --------------- ------------   ----------- ----------------

   U. S. treasury and agency securities      $      4,016,356           --       (10,401)       4,005,955
   Mortgage-backed securities                       7,994,566           --       (33,717)       7,960,849
                                              --------------- ------------   ----------- ----------------

                                             $     12,010,922           --       (44,118)      11,966,804
                                              =============== ============   =========== ================

                Held-to-maturity
   -----------------------------------------

   U. S. treasury and agency securities      $        379,008          334            --          379,342
   Mortgage-backed securities                          25,169           --          (951)          24,218
                                              --------------- ------------   ----------- ----------------

                                             $        404,177          334          (951)         403,560
                                              =============== ============   =========== ================



        The amortized cost and approximate fair values of held-to-maturity securities at June 30, 2000 are as follows:

                                                                  Gross          Gross
                                                 Amortized     unrealized     unrealized       Fair
             Held-to-maturity                      cost           gains         losses        value
--------------------------------------------  ---------------  -----------    ---------- ----------------
U. S. treasury and agency securities         $        186,805           --            --          186,805
Mortgage-backed securities                             39,093           --            --           39,093
                                              ---------------  -----------    ---------- ----------------

                                             $        225,898           --            --          225,898
                                              ===============  ===========    ========== ================

        Maturities of investment securities and mortgage-backed securities classified as available-for-sale and held-to-maturity are listed as follows:

                                                                              Amortized           Fair
                                                                                 cost            value
                                                                            ---------------  ---------------
                           Due in one year or less                          $      379,008          379,342
                           Due after one year through five years                 4,041,525        4,030,173
                           Mortgage-backed securities                            7,994,566        7,960,849
                                                                            ---------------  ---------------

                                                                            $   12,415,099       12,370,364
                                                                            ===============  ===============

  (4)   Loans Receivable

        Loans receivable consisted of the following at June 30, 2001 and 2000:

                                                                              2001              2000
                                                                        ----------------- -----------------
                              Real estate:
                                 One-to-four family residential         $     58,541,188        67,782,005
                                 Construction                                 28,910,269        65,999,642
                                 Land                                          5,797,735         7,183,368
                                 Commercial                                    9,490,091         7,387,543
                                 Multifamily                                   1,986,218         2,832,288
                              Consumer loans                                  11,045,956        18,675,572
                                                                        ----------------- -----------------

                                                                             115,771,457       169,860,418

                              Less:
                                 Loans in process                              2,332,701        19,354,401
                                 Deferred loan origination fees
                                   and discounts on loans, net                   249,731           646,072
                                 Allowance for loan losses                     3,472,000         2,924,000
                                                                        ----------------- -----------------

                                                                        $    109,717,025       146,935,945
                                                                        ================= =================

        At June 30, 2001, the Bank was committed to originate a first mortgage loan aggregating approximating $96,000 with a fixed rate of 6.75%, which was committed to be sold to a third party. There were no commitments to purchase loans at June 30, 2001.

        The Company had loans to directors and officers at June 30, 2001 and 2000 which carry terms similar to those for other loans. A summary of such loans is as follows:

                                                                                2001            2000
                                                                           ---------------  --------------
                                     Balance at beginning of year          $    1,871,000       2,155,000
                                     New loans                                    131,000         576,000
                                     Payments                                  (1,257,000)       (860,000)
                                                                           ---------------  --------------

                                     Balance at end of year                $      745,000       1,871,000
                                                                           ===============  ==============

        A summary of activity in the allowance for loan losses for the years ended June 30, 2001, 2000, and 1999 is as follows:

                                                                   2001            2000           1999
                                                              ---------------  --------------  ------------
                        Balance at beginning of year          $    2,924,000         926,546       669,000
                        Provision for loan losses                  1,739,357       2,151,697       298,020
                        Charge-offs                               (1,232,267)       (199,747)      (82,411)
                        Recoveries                                    40,910          45,504        41,937
                                                              ---------------  --------------  ------------

                        Balance at end of year                $    3,472,000       2,924,000       926,546
                                                              ===============  ==============  ============

        The following table shows the recorded investment in impaired loans, the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance, and the amount of that recorded investment for which there is no related allowance for credit losses as of June 30, 2001 and 2000:

                                                                                            2001            2000
                                                                                       ---------------  --------------
                 Impaired loans for which an allowance has been
                   established                                                         $    3,923,000       5,733,000
                 Impaired loans for which no allowance has been
                   established                                                              6,639,000       2,463,000
                                                                                       ---------------  --------------

                              Total recorded investment in impaired  loans             $   10,562,000       8,196,000
                                                                                       ===============  ==============

                 Allowance for loan losses allocated to impaired loans                 $    1,474,000         854,000
                                                                                       ===============  ==============

        The average balance of impaired loans for 2001 and 2000 was $11,667,000 and $8,436,000, respectively, based on month-end balances. The net amount of interest recorded on such loans during their impairment period aggregated $435,000 and $572,000 in 2001 and 2000, respectively.

        The Bank evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance. The Bank's principal lending areas are the economically diverse communities northeast of Kansas City, Missouri.

  (5)   Office Property and Equipment

        Office property and equipment consist of the following at June 30, 2001 and 2000:

                                                                            2001            2000
                                                                        --------------  --------------
                               Land and land improvements               $     171,130         421,130
                               Office buildings                             1,475,533       2,201,763
                               Furniture and equipment                      1,880,152       2,068,661
                                                                        --------------  --------------

                                                                            3,526,815       4,691,554

                               Less accumulated depreciation                2,297,801       2,108,424
                                                                        --------------  --------------

                                                                        $   1,229,014       2,583,130
                                                                        ==============  ==============

  (6)   Premises and Equipment Held for Sale

        During June 2001, the Company designated the property and equipment located at the Kearney, Missouri branch location (Kearney branch) as held for sale. Subsequent to June 30, 2001, the Company entered into an agreement to sell the property and equipment and deposits at the Kearney branch to Kearney Trust Company. In connection with such designation and pending sale, the Company recorded a loss of $144,156, which is included in other expenses. The closing of the sale will occur following receipt of regulatory approval. The sale of deposits and property will be funded by the Company by liquidating interest-bearing deposits in other financial institutions and additional FHLB borrowings.

  (7)   Deposits

        Deposit balances at June 30, 2001 and 2000 are summarized as follows:

                                                                                           2001            2000
                                                                                       ------------    ------------
                     Noninterest bearing demand accounts                               $  4,269,001       4,020,956
                     NOW accounts                                                         9,467,897       9,811,073
                     Money market                                                         6,092,665       5,402,607
                     Passbook accounts                                                    3,654,695       3,928,448
                                                                                       ------------    ------------

                                                                                         23,484,258      23,163,084

                     Certificates of deposit                                            101,124,707     112,467,679
                                                                                       ------------    ------------

                                                                                       $124,608,965     135,630,763
                                                                                       ============    ============

                     Weighted average interest rate on deposits
                       at period-end                                                           5.16%           4.84%
                                                                                       ============    ============

                     Contractual maturity of certificate accounts:

                       Under 12 months                                                 $ 77,338,987      83,770,520
                       12 to 24 months                                                   12,281,369      14,832,279
                       24 to 36 months                                                    4,834,130       4,646,674
                       36 to 48 months                                                    4,861,904       4,326,104
                       48 to 60 months                                                      936,015       4,490,694
                       Over 60 months                                                       872,302         401,408
                                                                                       ------------    ------------

                                                                                       $101,124,707     112,467,679
                                                                                       ============    ============

     At June 30, 2001 and 2000, time deposits of $100,000 or more totaled $23,684,000 and $26,062,000, respectively.

     The components of interest expense on deposits for the years ended June 30, 2001, 2000, and 1999 are as follows:

                                                                   2001            2000            1999
                                                              -------------   --------------   -------------
                     NOW, money market demand,
                        and passbook accounts                 $     448,946          402,462         388,864
                     Certificates of deposit                      6,717,218        5,280,260       4,210,095
                                                              -------------   --------------   -------------

                                                              $   7,166,164        5,682,722       4,598,959
                                                              =============   ==============   =============

  (8)   FHLB Advances

        The Company had the following advances outstanding from the FHLB of Des Moines at June 30, 2001 and 2000:

                                                                                           2001             2000
                                                                                      ---------------- ----------------
            $1,000,000 advance, interest at 6.10%, due July 2000                      $            --        1,000,000
            $1,300,000 advance, interest at 6.71%, due July 2000                                   --        1,300,000
            $1,000,000 advance, interest at 6.69%, due July 2000                                   --        1,000,000
            $2,000,000 advance, interest at 5.78%, due August 2000                                 --        2,000,000
            $1,000,000 advance, interest at 6.68%, due August 2000                                 --        1,000,000
            $3,000,000 advance, interest at 6.71%, due August 2000                                 --        3,000,000
            $1,000,000 advance, interest at 6.60%, due August 2000                                 --        1,000,000
            $2,000,000 advance, interest at 6.74%, due August 2000                                 --        2,000,000
            $2,000,000 advance, interest at 6.64%, due August 2000                                 --        2,000,000
            $1,000,000 advance, interest at 5.86%, due September 2000                              --        1,000,000
            $1,300,000 advance, interest at 6.32%, due December 2000                               --        1,300,000
            $1,150,000 advance, interest at 5.33%, due December 2001                        1,150,000        1,150,000
            $1,000,000 advance, interest at 6.04%, due December 2004                        1,000,000        1,000,000
            $3,000,000 advance, interest at 4.99%, due September 2008                       3,000,000        3,000,000
            $2,000,000 advance, interest at 5.84%, due December 2009                        2,000,000        2,000,000
            $3,000,000 advance, interest at 6.02%, due March 2010                           3,000,000        3,000,000
                                                                                      ---------------- ----------------

                                                                                      $    10,150,000       26,750,000
                                                                                      ================ ================

        The advances with the FHLB are collateralized by first mortgage loans.

        Scheduled maturities of FHLB advances at June 30, 2001 are as follows:

                                   Year ending
                                     June 30               Amount
                                ------------------     ---------------

                                       2002            $     1,150,000
                                       2003                         --
                                       2004                         --
                                       2005                  1,000,000
                                       2006                         --
                                    Thereafter               8,000,000
                                                       ---------------

                                                       $    10,150,000
                                                       ===============

  (9)   Income Taxes

        Components of income tax expense (benefit) are as follows:

                                                                Federal        State         Total
                                                             -------------- ------------  -------------
                          Year ended June 30, 2001:

                            Current                          $     (91,000)          --        (91,000)
                            Deferred                              (473,000)          --       (473,000)
                                                             -------------- ------------  -------------

                                                             $    (564,000)          --       (564,000)
                                                             ============== ============  =============

                          Year ended June 30, 2000:

                            Current                          $     500,667       57,864        558,531
                            Deferred                              (626,000)     (75,000)      (701,000)
                                                             -------------- ------------  -------------

                                                             $    (125,333)     (17,136)      (142,469)
                                                             ============== ============  =============

                          Year ended June 30, 1999:

                            Current                          $     518,642      118,562        637,204
                            Deferred                                10,000        3,000         13,000
                                                             -------------- ------------  -------------

                                                             $     528,642      121,562        650,204
                                                             ============== ============  =============

        Income tax expense (benefit) has been provided at effective rates of (37.1)%, (39.6)%, and 37.0% (applied to earnings before taxes) for the years ended June 30, 2001, 2000, and 1999, respectively. The reasons for the differences between the effective tax rates and the corporate federal income tax rate of 34% are as follows:

                                                                                  2001         2000        1999
                                                                                ---------    --------    ---------
                    Federal income tax rate                                       (34.0)%     (34.0)         34.0
                    Items affecting federal income tax rate:
                      ESOP                                                          0.9        10.3           2.2
                      Increase in cash surrender value of life insurance
                         policies, net of nondeductible premiums                   (1.7)      (19.8)         (4.0)
                      State income tax, net of federal benefit                       --        (4.6)          2.5
                      Other                                                        (2.3)        8.5           2.3
                                                                                ---------    --------    ---------

                                 Effective income tax rate                        (37.1)%     (39.6)         37.0
                                                                                =========    ========    =========

        Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences which give rise to deferred tax assets and liabilities at June 30, 2001 and 2000 are as follows:

                                                                                  2001            2000
                                                                              --------------  --------------
                        Accrued compensation                                  $     157,000         170,000
                        Allowance for loan losses                                 1,164,000         972,000
                        Office property and equipment                                35,000              --
                        Real estate owned                                            79,000              --
                        Reserve for check loss                                      109,000              --
                        Unrealized losses on AFS securities                          17,000              --
                        Other                                                            --           3,000
                                                                              --------------  --------------

                                     Deferred income tax asset                    1,561,000       1,145,000
                                                                              --------------  --------------

                        Loan origination fees                                      (129,000)       (148,000)
                        Office property and equipment                                    --         (34,000)
                        Originated servicing rights                                 (89,000)       (129,000)
                        Other                                                       (19,000)             --
                                                                              --------------  --------------

                                     Deferred income tax liability                 (237,000)       (311,000)
                                                                              --------------  --------------

                                     Net deferred income tax asset            $   1,324,000         834,000
                                                                              ==============  ==============

        There was no valuation allowance for deferred tax assets required at June 30, 2001 and 2000. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

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

(10)    Benefit Plans

        Deferred Compensation Plan

        Effective March 1995, the Bank entered into deferred compensation agreements with members of the Board of Directors and Officers. The agreements provide for monthly payments to the individuals or their beneficiaries for between ten and fifteen years following retirement. The agreements are accounted for on an individual basis with the cost accrued over the individual's period of service. Expense under the agreements for the years ended June 30, 2001, 2000, and 1999 was approximately $7,000, $40,000, and $54,000, respectively. The Directors/Officers and their beneficiaries are general unsecured creditors of the Bank for all amounts due under these agreements.

        Employee Stock Ownership Plan

        Qualified employees of the Company and Bank participate in an ESOP. In connection with the conversion described in note 1, the ESOP borrowed $819,960 from the Company, the proceeds of which were used to acquire 81,996 shares of the Company's common stock. Contributions from the Company and the Bank, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants are fully vested after five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying consolidated balance sheets. As of June 30, 2001, 2000, and 1999, 45,319, 39,014, and
        26,840, shares, respectively, had been allocated to participants. Compensation and benefits expense in 2001, 2000, and 1999, representing the fair value of allocated shares, was $102,000, $172,000, and $197,000, respectively. The fair value of the remaining 36,677 unallocated shares at June 30, 2001 aggregated approximately $469,000.

        Recognition and Retention Plan (RRP)

        During 1998, the Company adopted a RRP. In 1998, 2000, and 2001, common stock aggregating 36,893, 3,895, and 5,941 shares, respectively, was awarded to certain officers and directors of the Company and the Bank. The awards do not require any payment by the recipients. The 1998 and 2000 shares vest 20% upon award with the remaining shares vesting equally over four years. The 2001 award vested immediately on June 30, 2001, the date they were rewarded. The fair value of the 1998 and 2000 shares at the date of award, aggregating $710,190 and $31,006, respectively, was included in unearned compensation in the accompanying consolidated balance sheets and is being amortized to expense over the vesting period. The fair value of the 2001 shares at the date of award was $76,461 and was recorded as expense on the award date. The Company recognized RRP expense of $138,148, $131,366, and $142,038 in 2001,
        2000, and 1999, respectively.

        401(k) Plan

        During June 1996, the Company established a defined contribution 401(k) plan covering substantially all employees. The plan provides for discretionary employer contributions. Employer contributions were $4,000, $5,000, and $5,000 in 2001, 2000, and 1999, respectively.

(11)    Stock Options

        During 1998, the Company adopted a stock option plan. Under the plan, options to acquire 102,495 shares of the Company's common stock may be granted to certain officers, directors, and employees of the Company or the Bank. The options enable the recipient to purchase stock at an exercise price equal to the fair value of the stock at the date of the grant. The options, issued prior to June 30, 2000, vest over five years and are exercisable for up to ten years. On June 21, 2001, the Company granted options to acquire 19,300 shares for $12.87 per share, with 9,650 vesting on October 1, 2001 and the remaining 9,650 vesting on October 1, 2002.

        At June 30, 2001, 69,011 shares remain available for option grants under this program. The following tables summarize option activity over the last three years and current options outstanding:

                                             2001                          2000                          1999
                                 -----------------------------  ----------------------------  ---------------------------
                                                  Weighted                     Weighted                      Weighted
                                                  average                       average                      average
                                                   option                       option                        option
                                    Shares         price          Shares         price          Shares        price
                                 ------------- ---------------  ----------- ----------------  ----------- ---------------
          Outstanding at
            beginning of year          96,859  $   18.84            96,859  $    18.84            92,247  $   19.25
          Granted                      19,300      12.87                --          --             9,737      15.13
          Canceled                    (47,148)     18.40                --          --            (5,125)     19.25
          Exercised                        --         --                --          --                --         --
                                 -------------                  -----------                   -----------

          Outstanding at
            end of year                69,011      17.47            96,859       18.84            96,859      18.84
                                 ============= ===============  =========== ================  =========== ===============

                                                  Options outstanding                         Options exercisable
                                   --------------------------------------------------   ---------------------------------
                                                         Weighted
                                        Number           average         Weighted            Number          Weighted
                                      outstanding       remaining        average           outstanding       average
                Range of              at June 30,      contractual       exercise          at June 30,       exercise
             exercise prices             2001              life           price               2001            price
          ----------------------   --------------------------------------------------   ---------------------------------
             $12.87 - $19.25            69,011          7.3 years        $ 17.47             49,711          $ 19.25
                                   ==================================================   =================================

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

                        CBES BANCORP, INC. AND SUSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                   Notes to Consolidated Financial Statements

                         June 30, 2001, 2000, and 1999

        The Company has elected to apply the recognition provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. If compensation expense for the stock options had been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net earnings and diluted earnings per share would have been reduced by approximately $115,000, or $.14 per diluted share in 2001; $136,000, or $.16 per diluted share in 2000; and $137,000, or $.12 per diluted share in 1999.

        Following is a summary of the assumptions used to estimate the value of the options issued:

                                                   2001            2000
                                               ------------   -------------

                   Dividend yield                     2.29%           4.70%
                   Volatility                        40.04%          28.55%
                   Risk-free interest rate            6.00%           6.00%
                   Expected life                  10 years        10 years
                                               ============   =============

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

                        CBES BANCORP, INC. AND SUSIDIARY
                          EXCELSIOR SPRINGS, MISSOURI

                   Notes to Consolidated Financial Statements

                         June 30, 2001, 2000, and 1999

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of June 30, 2001, that the Bank meets all capital adequacy requirements to which it is subject. To be categorized as well-capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum total risk-based, leverage risk-based, tangible, and core capital ratios as set forth in the table.

        The Bank met all regulatory capital requirements at June 30, 2001 and 2000. The Bank's actual and required capital amounts and ratios as of June 30, 2001 and 2000 were as follows:

                                                                                                 To be well-
                                                                  For capital              capitalized under
                                                                   adequacy                prompt corrective
                                       Actual                      purposes                action provisions
                             ---------------------------  --------------------------  --------------------------
            2001                Amount          Ratio        Amount         Ratio        Amount          Ratio
---------------------------- -----------     -----------  ------------   -----------  ----------      ----------
Tangible capital
   (to tangible assets)      $12,986,000        8.57%     $ 2,273,000       1.50%    $        --          --%
Tier 1 leverage (core)
   capital (to adjusted
   tangible assets)           12,986,000        8.57        6,063,000       4.00       7,579,000         5.00
Risk-based capital
   (to risk-weighted
   assets)                    14,336,000       13.31        8,619,000       8.00      10,774,000        10.00
Tier 1 leverage risk-
   based capital (to
   risk-weighted assets)      12,986,000       12.05               --         --       6,464,000         6.00
                             ===========       =====      ===========       ====     ===========        =====

                                                                                              To be well-
                                                                  For capital              capitalized under
                                                                   adequacy                prompt corrective
                                       Actual                      purposes                action provisions
                             ---------------------------  --------------------------  --------------------------
            2000                Amount          Ratio        Amount         Ratio        Amount          Ratio
---------------------------- -----------     -----------  ------------   -----------  ----------      ----------
Tangible capital
   (to tangible assets)      $13,643,000        7.54%     $ 2,717,000       1.50%     $       --           --%
Tier 1 leverage (core)
   capital (to adjusted
   tangible assets)           13,643,000        7.54        7,246,000       4.00       9,058,000         5.00
Risk-based capital
   (to risk-weighted
   assets)                    15,336,000       11.42       10,768,000       8.00      13,461,000        10.00
Tier 1 leverage risk-
   based capital (to
   risk-weighted assets)      13,643,000       10.16               --         --       8,076,000         6.00
                             ===========       =====      ===========       ====     ===========        =====

        (14)      Fair Value of Financial Instruments

        Fair value estimates of the Company's financial instruments as of June 30, 2001 and 2000, including methods and assumptions utilized, are set forth below:

                                                                          2001                                2000
                                                           -----------------------------------  ----------------------------------
                                                               Carrying         Estimated           Carrying        Estimated
                                                                amount         fair value            amount        fair value
                                                           -----------------------------------  ----------------------------------
        Cash and cash equivalents                          $      18,108,105       18,108,105          7,242,045        7,242,045
                                                           ===================================  ==================================

        Investment securities:
           Available-for-sale                              $      11,967,000       11,967,000                 --               --
           Held-to-maturity                                          404,177          404,000            225,898          226,000
                                                           ===================================  ==================================

        Loans, net of loans in process                     $     111,157,454      112,951,000        163,799,126      163,832,000
                                                           ===================================  ==================================

        Accrued interest receivable                        $         806,585          806,585          1,198,367        1,198,367
                                                           ===================================  ==================================

        Noninterest bearing demand deposits                $       4,269,001        4,269,000          4,020,956        4,022,000
        Money market and NOW deposits                             15,560,562       15,561,000         15,213,680       15,214,000
        Passbook accounts                                          3,654,695        3,655,000          3,928,448        3,928,000
        Certificate accounts                                     101,124,707      102,743,000        112,467,679      111,806,000
                                                           -----------------------------------  ----------------------------------

                       Total deposits                      $     124,608,965      126,228,000        135,630,763      134,970,000
                                                           ===================================  ==================================

        Accrued interest payable                           $         189,222          189,222            255,971          255,971
                                                           ===================================  ==================================

        FHLB advances                                      $      10,150,000       10,339,000         26,750,000       25,886,000
                                                           ===================================  ==================================

        Methods and Assumptions Utilized

        The carrying amount of cash and cash equivalents and accrued interest receivable and payable are considered to be approximate fair value based on the short-term nature of these items.

        The estimated fair value of mortgage-backed and investment securities is based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain obligations of states and political subdivisions is not readily available through market sources other than dealer quotations, so fair value estimates are based upon quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

        The estimated fair value of the Company's loan portfolio is based on the segregation of loans by collateral type, interest terms, and maturities. In estimating the fair value of each category of loans, the carrying amount of the loan is reduced by an allocation of the allowance for loan losses. Such allocation is based on management's loan classification system which is designed to measure the credit risk inherent in each classification category. The estimated fair value of performing variable rate loans is the carrying value of such loans, reduced by an allocation of the allowance for loan losses. The estimated fair value of performing fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the interest rate risk inherent in the loan, reduced by an allocation of the allowance for loan losses. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value for significant nonperforming loans is the estimated fair value of the underlying collateral based on recent external appraisals or other available information, which generally approximates carrying value.

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

        Limitations

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

(15)    Parent Company Condensed Financial Statements

        Presented below are condensed financial statements of the Company (parent only) as of June 30, 2001 and 2000 and for the years ended June 30, 2001, 2000, and 1999:

                                                           Condensed Balance Sheets
                                                            June 30, 2001 and 2000

                                                                               2001             2000
                                                                          ---------------  ----------------
         Cash and cash equivalents                                        $    1,514,991           232,532
         Investment in subsidiary                                             12,889,461        13,643,432
         ESOP loan receivable                                                    309,542           406,330
         Loan receivable from subsidiary                                          76,461         1,680,000
         Current income taxes receivable                                          58,495                --
                                                                          ---------------  ----------------

                      Total assets                                        $   14,848,950        15,962,294
                                                                          ===============  ================

         Dividends payable                                                $       67,483           122,550
         Other liabilities                                                        36,744            86,262
                                                                          ---------------  ----------------

                      Total liabilities                                          104,227           208,812

         Stockholders' equity                                                 14,744,723        15,753,482
                                                                          ---------------  ----------------

                      Total liabilities and stockholders' equity          $   14,848,950        15,962,294
                                                                          ===============  ================

                                                      Condensed Statements of Operations
                                                   Years ended June 30, 2001, 2000, and 1999

                                                                             2001             2000              1999
                                                                        ---------------  ---------------  -----------------
         Interest income                                                $       60,060          148,146            170,406
         Other expense, net                                                   (123,673)        (162,905)          (206,176)
                                                                        ---------------  ---------------  -----------------

                      Loss before equity in undistributed
                         earnings (losses) of Bank                             (63,613)         (14,759)           (35,770)

         Equity in earnings (losses) of Bank                                  (890,256)        (202,279)         1,145,351
                                                                        ---------------  ---------------  -----------------

                      Net income (loss)                                 $     (953,869)        (217,038)         1,109,581
                                                                        ===============  ===============  =================

                                                Condensed Statements of Cash Flows
                                             Years ended June 30, 2001, 2000, and 1999

                                                                           2001                  2000                  1999
                                                                       -----------           -----------           -----------
Cash provided by operating activities:
   Net earnings (loss)                                                 $  (953,869)             (217,038)            1,109,581
   RRP amortization                                                         76,461                    --                    --
   Change in other assets                                                  (58,495)                   --                    --
   Change in other liabilities                                             (55,535)               22,722                37,158
   Undistributed (earnings) losses of Bank                                 890,256               202,279            (1,145,351)
                                                                       -----------           -----------           -----------

            Cash provided by (used in)
               operating activities                                       (101,182)                7,963                 1,388
                                                                       -----------           -----------           -----------

Cash provided by investing activities - net
   decrease in loans receivable                                          1,700,327               437,613             1,364,923
                                                                       -----------           -----------           -----------

Cash provided by financing activities:
   Dividends from subsidiary                                                    --                    --               942,401
   Dividends paid                                                         (316,686)             (611,408)             (476,372)
   Purchase of treasury stock                                                   --              (707,797)             (834,583)
                                                                       -----------           -----------           -----------

            Cash used in financing activities                             (316,686)           (1,319,205)             (368,554)
                                                                       -----------           -----------           -----------

            Net increase (decrease) in cash
               and cash equivalents                                      1,282,459              (873,629)              997,757

Cash and cash equivalents at beginning of year                             232,532             1,106,161               108,404
                                                                       -----------           -----------           -----------

Cash and cash equivalents at end of year                               $ 1,514,991               232,532             1,106,161
                                                                       ===========           ===========           ===========

Noncash investing and financing activities -
    dividend declared and payable                                      $    67,483               116,532               155,903
                                                                       ===========           ===========           ===========

(16)    Supervisory Agreement

        On August 10, 2000, the Bank entered into a Supervisory Agreement with the Office of Thrift Supervision (the "OTS"). The Supervisory Agreement provided that the Bank shall take necessary and appropriate actions to achieve compliance with various OTS regulations related to lending standards, lending limitations, classification of assets, appraisal standards, and other matters. Among other things, the Supervisory Agreement required the Bank to establish adequate allowances for loan losses, consistent with accounting principles generally accepted in the United States of America, and not to reduce the balance of the allowance for loan losses without prior notice of no objection from the OTS. The Supervisory Agreement also provided that the Bank shall cease making any commercial real estate loans and refrain from making any new loan commitments with new builders or subdivision developments without prior OTS approval. Finally, the Supervisory Agreement provided that the Bank shall be subject to certain growth restrictions and shall refrain from making capital distributions without OTS approval.

        Failure to comply with the Supervisory Agreement can lead to further enforcement actions by the OTS. The Bank believes that it can comply with the Supervisory Agreement and is currently taking the necessary steps to do so. Compliance with the Supervisory Agreement has not had a materially adverse impact on the operations or the financial condition of the Bank or the Company. However, the restrictions imposed on the Bank's construction and commercial real estate lending activities has caused a significant decrease in the Bank's activities in these areas. The Supervisory Agreement will remain in effect until terminated by the OTS.

                             STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholder's will be held at 4:00 p.m. on October 25, 2001, at The Excelsior Springs Community Center located at 112 Thompson Avenue, Excelsior Springs, Missouri 64024.

Stock Listing

CBES Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. Small Cap Market under the Symbol "CBES".

Price Range of Common Stock

The per share price range of the common stock and the dividends declared or paid for each quarter during the past three fiscal years is set forth below. These quotations reflect inter-dealer prices, without retail mark-up, markdown, or commissions, and may not necessarily represent actual transactions:

                                 Fiscal 2001              High            Low            Dividends
                             ---------------------    ------------    -----------    ----------------
                             First Quarter            $    12.750          9.000          0.08
                             Second Quarter                10.875          9.000          0.08
                             Third Quarter                 12.438          8.750          0.08
                             Fourth Quarter                13.000         11.750          0.08
                                                      ============    ===========    ================

                                 Fiscal 2000              High            Low            Dividends
                             ---------------------    ------------    -----------    ----------------

                             First Quarter            $    16.750         14.000          0.18
                             Second Quarter                15.750         13.000          0.18
                             Third Quarter                 14.500         10.875          0.18
                             Fourth Quarter                11.750         10.813          0.14
                                                      ============    ===========    ================


At June 30, 2001, there were 1,031,851 shares issued and 875,805 shares outstanding of CBES Bancorp, Inc. common stock (including unallocated ESOP shares) and there were approximately 211 registered holders of record.

Shareholder and General Inquiries:          Transfer Agent:

      Dennis D. Hartman                          Registrar and Transfer Company
      President                                  10 Commerce Drive
      CBES Bancorp, Inc.                         Cranford, New Jersey 07016
      1001 N. Jesse James Road
      Excelsior Springs, Missouri 64024
      (816) 630-6711

Annual and Other Reports

A copy of CBES Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 2001, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Dennis D. Hartman, President, CBES Bancorp, Inc., 1001 N. Jesse James Road, Excelsior Springs, Missouri 64024.

                              CORPORATE INFORMATION

Company and Bank Address

1001 N. Jesse James Road                           Telephone:    (816) 630-6711
Excelsior Springs, Missouri 64024                  Fax:          (816) 630-1663

Board of Directors

Paul L Thomas-Chairman of the Board and Chief Executive Officer of CBES Bancorp, Inc. and Community Bank of Excelsior Springs, a Savings Bank, since May 2001. Mr. Thomas joined the Bank in October 2000 as Chief Operating Officer and Chief Lending Officer. Prior to that time, Mr. Thomas was a Vice President of North American Savings Bank and NASB Financial, Inc.

Dennis D. Hartman-President of CBES Bancorp, Inc. and Community Bank of Excelsior Springs, a Savings Bank, since May 2001. From July 1999 to May 2001, Mr. Hartman served as the Chief Executive Officer of the Company and the Bank. Prior to that time, Mr. Hartman served as the Chief Financial Officer of the Company and Bank.

Rodney G. Rounkles-Vice Chairman of the Board of Community Bank of Excelsior Springs, a Savings Bank. Mr. Rounkles was the plant manager of a molding products plant in Excelsior Springs, Missouri until his retirement in 1995.

Robert McCrorey - Mr. McCrorey served as a loan originator for the Bank from 1993 to June 19, 2000. Prior to 1993, he served as a branch manager for a beer distributorship.

Cecil E. Lamb - Mr. Lamb is a retired postmaster.

Richard N. Cox - Mr. Cox is the owner and operator of Cox Tool Co., Inc., a designer/builder of plastic molds located in Excelsior Springs, Missouri.

Robert L. Lalumondier - Mr. Lalumondier is the owner of Lalumondier Insurance Agency, located in Kearney, Missouri.

     CBES Bancorp, Inc. and Community Bank of Excelsior Springs, a Savings Bank, Executive Officers

Paul L. Thomas                                      Dennis D. Hartman
         Chairman of the Board and                    President
         Chief Executive Officer

Ronald W. Hill
         Chief Financial Officer

Community Bank of Excelsior Springs, a Savings Bank Executive Officers

Keith E. Folkerts                                   Brenda K. Barnes
   Senior Vice President Non-Residential Lending      Senior Vice President
                                                      Residential Lending

Margaret E. Teegarden                               James V. Alderson
   Savings Department Manager                         Consumer Loan Department
                                                      Manager

Independent Accountants:                            Special Counsel:
   KPMG LLP                                           Luse, Lehman, Gorman
   1000 Walnut, Suite 1600                            Pomerenk, and Schick
   Post Office Box 13127                              5335 Wisconsin Ave. N.W.,
   Kansas City, Missouri 64199                        Suite 400
   1                                                  Washington, DC 20015